UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[**X**] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Fiscal Year Ended September 30, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to ________

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number 000-52509

Pediment Gold Corp.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

789 West Pender Street, #720, Vancouver, British Columbia, Canada V6C 1H2
(Address of principal executive offices)

Gary Freeman: 604-682-4418; investor@pedimentgold.com; 789 West Pender St., #720, Vancouver, BC V6C 1H2
(Name, Telephone, E-mail and/or Facsimile and Address of Company Contact Person)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 47,323,329

Indicate by check mark if the registrant is a well-known, seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [**X**]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [ ] No [**X**]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days Yes [**X**] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer:
(Check one) Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]

Indicate by check mark which basis of accounting registrant has used to prepare financial statements included in this filing:
U.S. GAAP [ ] International Financial Reporting Standards as issued by International Accounting Standards Board [ ] Other [**X**]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 [**X**] Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [**X**]

Index to Exhibits on Page 75

PEDIMENT GOLD CORP.

FORM 20-F ANNUAL REPORT

TABLE OF CONTENTS

INTRODUCTION

Pediment Gold Corp. is organized under the laws of British Columbia, Canada. In this Annual Report, the "Company", "Pediment", "we", "our" and "us" refer to Pediment Gold Corp. and its subsidiaries (unless the context otherwise requires). We refer you to the actual corporate documents for more complete information than may be contained in this Annual Report. Principal corporate offices are located at 789 West Pender St., #720, Vancouver, British Columbia, Canada V6C 1H2. Our telephone number is 604-682-4418. Our corporate website is www.pedimentgold.com.

The Company files reports and other information with the Securities and Exchange Commission (the "SEC") located at 100 F Street NE, Washington, D.C. 20549. You may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov. Further, we also file reports under Canadian regulatory requirements on SEDAR. You may access our reports filed on SEDAR by accessing their website at www.sedar.com. Finally, corporate information can be found on the Company's website at www.pedimentgold.com.

BUSINESS OF PEDIMENT

Pediment is a natural resource company engaged in the evaluation, acquisition and exploration of gold and silver resources in Mexico. While none of the projects have reached commercial production, two projects, La Colorada in Sonora and San Antonio in Baja California Sur, are moving through the advanced exploration stage. In addition, Pediment also has nine exploration projects in Sonora Mexico: Caborca Copper/Gold; Cochis Gold; Daniel Gold; Glor Gold; La Cien Gold; Manuel/Mel Gold; Texson Gold; Nopal Gold; and Valenzuela Silver. The Company anticipates expending CDN$7.4 million on property acquisition/exploration during Fiscal 2010. Refer to ITEM #4B for a more detailed discussion of the acquisition/exploration activities with respect to these interests. Refer to ITEM #4D for a more detailed discussion of the obligations and rights with respect to these interests.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("CDN$" or "$"). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements. Forward-looking statements may be identified by the use of words like "plans", "expects", "aims", "believes", "projects", "anticipates", "intends", "estimates", "will", "should", "could" and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. Forward-looking statements are based on management's current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these expectations/assumptions due to changes in global political, economic, business, competitive, market, regulatory and other factors. We undertake no obligation to publicly update or review any forward-looking information, whether as a result of new information, future developments or otherwise.

These factors include, but are not limited to, the fact that the Company is in the exploration stage, will need additional financing to develop its properties and will be subject to certain risks since its prospects are located in Mexico, which factors are set forth in more detail in the sections entitled "Risk Factors" in Item #3D, "Business Overview" in ITEM #4B, "Property, Plant and Equipment" in ITEM #4D and "Operating and Financial Review and Prospects" in ITEM #5.

GLOSSARY

Adit: A horizontal or nearly horizontal tunnel made for exploration or mining.

Alteration zones: portions of bedrock where the mineralogic composition of the rock has been changed by physical or chemical means, especially by the actions of hydrothermal solutions.

Andesite: A dark-colored, fine-grained volcanic rock.

Anomalies: deviations from uniformity or regularity in geophysical or geochemical quantities.

Anomalous values: results of geophysical or geochemical testing which deviate from the expected or calculated value.

Arenaceous: Rocks with a high sand component in their make up.

Au: Gold

Base metal: any of the more common and more chemically active metals, e.g. lead, copper and zinc.

Bedrock conductors: portions of consolidated earth material which offers a low resistance to the passage of an electric current.

Breccia: Rock composed of sharp-angled fragments embedded in a fine-grained matrix.

Channel Sample: A sample taken continuously over a specified distance.

Cross-cut: a mining tunnel driven perpendicular to the dominant trend of a vein or ore bearing structure.

Cut-off grade: the lowest grade of mineralized material considered economic to mine and process; used in the calculation of reserves.

Deposit: A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves of ore, unless final legal, technical, and economic factors are resolved.

Diabase: A dark-colored very fine grained and hard intrusive rock.

Diamond drill holes: a drilling method whereby rock is drilled with a diamond impregnated, hollow drilling bit which produces a continuous, in-situ record of the rock mass intersected in the form of solid cylinders of rock which are referred to as core.

Differentiated: A natural process during cooling of rocks where by one type of rock can solidify first followed by another kind.

Drive: a mining tunnel driven parallel to the dominant trend of a vein or ore bearing structure.

Dike: An igneous mass injected into a fissure in rock.

Electromagnetic: of, produced by or having to do with magnetic fields associated with currents artificially or naturally maintained in the sub-surface of the earth.

Epiclastic: Sediments consisting of weathered products of older rock.

Feasibility study: a definitive engineering estimate of all costs, revenues, equipment requirements, and production levels likely to be achieved if a mine is developed. The study is used to define the economic viability of a project and to support the search for project financing.

Felsic: an igneous rock made up of light colored minerals; composed primarily of feldspar and silica.

Float: Rock this is not outcrop and has been transported some distance from its source

g/t; g Au/t: Grams per metric tonne; grams gold per metric tonne.

-genic: meaning suitable to or pertaining to, e.g. syngenetic, meaning a ore deposit formed contemporaneously with the enclosing rocks

Geochemistry: The measurement of trace elements in naturally occurring rocks, soils and stream sediments as a means of detecting mineralization.

Geochemical sampling: a mineral exploration method whereby samples of soil, stream sediments, rocks, etal. are collected in a systematic way and analyzed for a suite of elements.

Geophysical: relating to the physical properties, e.g. magnetic, seismic,et.al. of the earth and rock materials.

Gold or Au: A gold metallic element that is ductile and very malleable. This precious metal has industrial applications a well as being monetary value and used in jewelry.

Gossan: Brown to orange to red colored rocks and soil, where the color is due to weathering sulphides.

Grade: the amount of valuable mineral in each tonne of ore, expressed as ounces per ton or grams per tonne for precious metal and as a percentage by weight for other metals.

Grab Sample: Sample of selected rock or saprolite collected at random from within a restricted area of interest.

Grid: a systematic array of points or lines; e.g. a rectangular pattern of pits, boreholes or data collection locations used in mineral exploration.

Ground magnetic survey: a mineral exploration method involving the use of hand held magnetometer instruments which measure the intensity of the earth's magnetic field. The survey usually takes the form of a regular pattern of parallel lines designed to cover the survey area with the objective of identifying magnetic anomalies, which may be indicative of hidden mineralization.

Hanging wall: the overlying side of a fault, ore body, or mine working, in particular the wall rock above a fault or inclined vein.

Heap leach: a relatively inexpensive processing method based on hydrometallurgical technology, whereby crushed rock is placed on an impermeable liner and is sprayed with a cyanide solution. The resulting gold bearing liquid is collected and the gold is recovered employing conventional technologies culminating in smelting and doré production.

Hectare: A unit of area in the metric system equal to 100 acres, or 10,000 square meters, and the equivalent of 2.471 acres in British Imperial and U.S. Customary measure.

Heterolithic: Composed of fragments of several different rock types.

Host rock: a volume of rock within which the ore body occurs.

Hydrogeological studies: studies concerning the occurrence, movement and condition of ground water.

Hydrothermal solutions: heated water, with or without demonstrable association with igneous processes.

In-situ-resource: a tonnage of mineralized rock of intrinsic economic interest, the grades and limits of which are known with a specified degree of knowledge, expressed in terms of the material as it exists in the ground prior to mining.

IP (induced polarization): a geophysical technique for detecting buried disseminated sulphides through the application to the ground of electrical currents.

IP survey: systematic completion of IP on a grid over the area of interest.

Intrusive: Rock mass formed below the earth's surface from magma, which has intruded into a pre-existing rock mass.

Lead or Pb: A soft, bluish metal that is ductile, heavy and acid resistant.

Limestone: A rock composed principally of calcium carbonate, used as an essential ingredient in making cement.

Lineament: a linear feature in the earth's crust generally coincident with a geological fault.

Lithogeochemical: relating to the trace element and major oxide chemistry of rocks to define alteration systems associated with mineralization.

Lithological contact: a boundary between two different rock types.

Lode - a tabular or vein-like deposit of valuable minerals between well defined walls of rock.

Mafic: an igneous rock composed chiefly of one or more ferromagnesian (containing iron and magnesium), dark colored minerals.

Mafic-ultramafic: A dark colored intrusive rock.

Magnetic: having the property of attracting iron or steel, like a magnet.

Metamorphosed: a term used to describe a rock mass which has been subjected to metamorphism. Metamorphism is a geological process where the original mineral composition of a rock is changed or metamorphosed in response to local or regional scale changes in temperature, pressure and the action of chemically active fluids.

Metamorphism: A natural process of heat and compression that changes rocks.

Metagabbro: A gabbro that has been metamorphosed.

Metapyroxenite: A pyroxenite that has been metamorphosed.

Metasediments: sedimentary rocks, which are rocks formed out of the consolidation of sediment settled out of water, ice or air, which have been metamorphosed.

Mineralization: the process by which a mineral or minerals, usually metals, are introduced into a rock, resulting in an economically valuable or potentially valuable deposit. Also refers to mineral-bearing rock that has been identified by widely spaced drilling.

Mineralized material: a mineralized volume of rock which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration. Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

Net Smelter Return: A royalty payment made by a producer of metals based on gross mineral production from the property, less deductions of certain limited costs including smelter, refining, transportation and insurance costs.

NSR: Net smelter return.

Ore: rock that contains one or more minerals or metals, at least one of which has commercial value and which can be recovered at a profit.

Ore body: a continuous volume of mineralized material which may be economic and feasible to mine.

Orogenic: a recently recognized grouping or deposit model where mineralization results from deposition of gold and/or silver into the causative intrusive or adjacent amenable hots rocks by fluids streaming from areas of intrusive activity.

Outcrop: Bedrock that is exposed at surface, and is not covered by soil or other material.

Overburden: barren rock material, usually unconsolidated, overlying a mineral deposit and which must be removed prior to mining.

Placer mining: the extraction of gold from loosely consolidated material, often a riverbed.

Plutonic rocks: a rock formed at considerable depth below the earth's surface by crystallization of magma.

ppb: Parts per billion.

ppm: Parts per million.

Pyrite: A gold colored rock composed of iron and sulphur.

Pyroclastic: Material ejected into the air from a volcanic vent.

Pyroxenite: A dark rock composed of the mineral pyroxene.

Quartz or qtz: A very common hard rock forming mineral, generally clear to white but can be a variety of colors.

Raking: angle between a linear feature and the horizontal measured in the plane that contains the two.

Reserve: that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

Reverse circulation drilling: a type of rotary drilling that uses a double-walled drill pipe. Compressed air, water or other drilling medium is forced down the space between the two pipes to the drill bit and the drilled chips are flushed back up to the surface through the center tube of the drill pipe.

Reverse circulation holes: a drilling method employing dual walled drill rods fitted with either a hammer or rotary drilling bit. The pressurized drilling fluid (air or water) travels down the outer annulus and the return fluid travels up the center of the drill rod carrying the sample of rock chips and dust-sized particles to the surface.

Saprolite: Rock that has weathered to clay, but is in place and has not been moved by erosion or other forces.

Schist: a metamorphic rock characterized by a well-developed parallel orientation of more than 50% of the minerals present.

Scree: Boulders and related debris which has fallen or slid down a steep embankment, hill or cliff.

Sediments: Rocks, which are composed of various proportions of clay, silt, sand, gravel and pebbles.

Sedimentary: formed by the deposition of solid fragmented material that originates from weathering of rocks and is transported from a source to a site of deposition.

Shearing: the resulting action from stresses that cause or tend to cause contiguous parts of a body to slide relatively to each other in a direction parallel to their plane of contact.

Shear zones: linear areas of weakness along which a failure occurred whereby the portion of mass on one side of the area slides past the portion on the opposite side and which often form conduits for mineralizing fluids.

Silver or Ag: A white metallic element that is ductile, malleable and capable of high polish. This precious metal has major industrial applications in photography, x-ray films, electronics and electrical contacts, batteries, brazing alloys, catalysts, mirrors, jewelry and sterling ware.

Stock: An intrusive body that is very approximately circular and generally less than 100m to 200m across.

Stockwork: a mineral deposit in the form of a branching or interlocking network of veinlets.

Stockwork of quartz veins: a crosscutting network of fractures filled with quartz.

Strata: A section of a formation that consist throughout of essentially the same kind of rock.

Stratigraphy: the arrangement of rock strata, especially as to geographic position and chronologic order of sequence.

Strike: geological measurement of the direction of a horizontal line on the surface of the bed.

Stripping ratio: ratio of waste to ore.

Sulphides: A rock whose dominant component is the element sulphur.

Supracrustal rocks: rocks that overlie the basement. Basement is defined as a complex of undifferentiated rocks that underlies the oldest identifiable rocks in the area.

Tectonic: pertaining to the forces involved in, or the resulting structures or features of the large scale architecture of the upper part of the Earth's crust.

Tectonized: a rock mass that has been severally modified by folding and/or faulting.

Tertiary: that portion of the geologic sedimentary section younger than the Cretaceous and older than the Quaternary ranging in age from approximately 55 million to 2 million years old.

Ton: Short ton (2,000 pounds).

Tonne: Metric tonne (1,000 kilograms).

Tuff: A rock formed by volcanic fragments generally less than 4 mm.

Vein: sheet-like body of minerals formed by fracture filling or replacement of the host rock.

VLF (very low frequency): a geophysical technique which utilizes the magnetic components of the electromagnetic field generated by long distance radio transmitters to delineate geological structures.

HMS (volcanogenic massive sulphide) deposits: deposits of base and precious metals were formed as layers at the bottom of bodies of water from sulfur-rich material erupted during volcanic activity

Volcanic: pertaining to the activities, structures or rock types of a volcano.

Winze: a vertical shaft in a mine sunk or excavated from top to bottom.

Zinc or Zn: A bluish-white metallic element resistant to atmospheric corrosion.

CONVERSION TABLE

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Feet	Meters	0.305
Meters	Feet	3.281
Miles	Kilometers	1.609
Kilometers	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471
Grams	Ounces (troy)	0.032
Ounces (troy)	Grams	31.103
Tonnes	Short tons	1.102
Short tons	Tonnes	0.907
Grams per tonne	Ounces (troy)	0.029
Ounces (troy) per tonne	Grams per tonne	34.438

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.
--- Not Applicable ---

ITEM 3. KEY INFORMATION.

3.A.1. Selected Financial Data
3.A.2. Selected Financial Data

The selected financial data of the Company for Fiscal 2009/2008/2007 ended September 30th was derived from the consolidated financial statements of the Company that have been audited by Smythe Ratcliffe LLP, independent Chartered Accountants, as indicated in their audit report which is included in this Annual Report. The selected financial data of the Company for Fiscal 2006/2005 was derived from audited consolidated financial statements of the Company, not included herein.

The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the consolidated financial statements.

The consolidated financial statements are the responsibility of the Company's management. The auditor's responsibility is to express an opinion on the consolidated financial statements based on their audit.

The auditors conducted their audits in accordance with Canadian generally accepted auditing standards, and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

The selected financial data should be read in conjunction with the consolidated financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

The following table is derived from the consolidated financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All material numerical differences between Canadian GAAP and United States GAAP (US GAAP), as applicable to the Company, are described in footnotes to the consolidated financial statements.

Table No. 1
Selected Financial Data
(CDN$, except per share data)

	Audited Fiscal 2009 Ended 9/30/2009	Audited Fiscal 2008 Ended 9/30/2008	Audited Fiscal 2007 Ended 9/30/2007	Audited Fiscal 2006 Ended 9/30/2006	Audited Fiscal 2005 Ended 9/30/2005
Canadian GAAP					
Sales Revenue	Nil	Nil	Nil	Nil	Nil
Operating Income (loss)	($3,623,192)	($6,809,169)	($2,132,635)	($1,640,864)	($1,164,482)
Net loss and Comprehensive Income (Loss)	($3,273,010)	($7,791,824)	($2,608,504)	($1,587,282)	($1,135,237)
Basic Income (Loss) Per Share	($0.08)	($0.20)	($0.10)	($0.08)	($0.27)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Basic Weighted Average Shares O/S	43,506,184	39,493,045	26,941,138	20,382,356	4,101,381
Period-End Shares O/S	47,313,329	41,382,069	33,638,135	23,609,052	16,300,282
Working Capital	$16,134,293	$18,783,325	$10,144,238	$4,662,546	$308,105
Mineral Property Investments	$14,751,360	$10,759,924	$3,385,091	$1,029,143	$410,841
Long-Term Obligations	Nil	Nil	Nil	Nil	Nil
Shareholders' Equity	$30,987,592	$29,518,448	$13,559,682	$5,733,737	$718,946
Total Assets	$31,241,489	$29,782,559	$13,927,020	$5,843,925	$898,440
US GAAP					
Net Income (Loss) (1)	($4,994,807)	($12,924,935)	($4,964,452)		
Net Income (Loss) Per Share	($0.12)	($0.33)	($0.18)		
Mineral Property Investments	$4,922,202	$2,652,563			
Shareholders' Equity	$21,158,434	$21,411,087			
Total Assets	$21,412,331	$21,675,198			
(1) Cumulative Net Loss to 9/30/2009 under USGAAP was ($47,382,790).					

3.A.3. Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

The following table sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended September 30th, the average rates for the period, and the range of high and low rates for the period. The data for each month during the previous six months are also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 2
U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close
November 2009	1.06	1.08	1.05	1.06
October 2009	1.06	1.08	1.03	1.08
September 2009	1.08	1.11	1.06	1.07
August 2009	1.09	1.10	1.07	1.10
July 2009	1.12	1.16	1.08	1.08
June 2009	1.13	1.16	1.08	1.16
Fiscal Year Ended 9/30/2009	1.18	1.30	1.06	1.07
Fiscal Year Ended 9/30/2008	1.01	1.08	1.00	1.06
Fiscal Year Ended 9/30/2007	1.11	1.18	1.00	1.00
Fiscal Year Ended 9/30/2006	1.14	1.20	1.11	1.12
Fiscal Year Ended 9/30/2005	1.22	1.27	1.16	1.16

3.B. Capitalization and Indebtedness
3.C. Reasons For The Offer And Use Of Proceeds
  --- Not Applicable ---

3.D. Risk Factors

In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating the Company and its business. This Annual Report contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include those discussed below and elsewhere in this Annual Report.

The Company is in the mineral exploration business and as such is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. Some of the possible risks include the following:

The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates.

The only source of future funds for further exploration programs, or if such exploration programs are successful for the development of economic ore bodies and commencement of commercial production thereon, which are presently available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. Management was successful in accessing the equity markets during the period, but there is no assurance that such sources will be available, on acceptable terms, or at all in the future.

Any future equity financings by the Company for the purpose of raising additional capital may result in substantial dilution to the holdings of existing shareholders.

The Company must comply with environmental regulations governing air and water quality and land disturbance and provide for mine reclamation and closure costs.

The operations of the Company will require various licenses and permits from various governmental authorities. There is no assurance that the Company will be successful in obtaining the necessary licenses and permits to continue its exploration and development activities in the future.

There is no certainty that the properties which the Company has capitalized as assets on its balance sheet will be realized at the amounts recorded. These amounts should not be taken to reflect realizable value.

The development and exploration activities of the Company are subject to various laws governing exploration, development, labour standards and occupational health, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company's financial position and results of operations.

The Company's operations are currently conducted in Mexico, and as such the Company's operations are exposed to various levels of political and other risks and uncertainties. These risks and uncertainties are not limited to extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, changes in taxation policy, and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of or purchase supplies from a particular jurisdiction. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company's operations or profitability.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on any forward-looking statements. The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined.

Risk Factors are further discussed in the Audited Annual Consolidated Financial Statements of the Company for the Year Ended September, 30, 2009.

Pediment Has Not Yet Achieved Profitable Operations and Expects to Incur Further Losses in the Development of Its Business.

Pediment Has No Revenues from Operations and No Ongoing Mining Operations of Any Kind. No Assurance Can Be Given That Pediment's Properties Will Ever Reach Development Stage.
The expenditures to be made by Pediment in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable ore deposits and as such, the Company is exposed to a number of risks and uncertainties. The only source of future funds for further exploration programs, or if such exploration programs are successful for the development of economic ore bodies and commencement of commercial production thereon, which are presently available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. Management was successful in accessing the equity markets during the period, but there is no assurance that such sources will be available, on acceptable terms or at all in the future.

Pediment Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined the Company May Have to Cease Operations.

The properties in which Pediment has an interest or the concessions in which Pediment has the right to earn an interest are in the exploratory stage only and are without a known body of ore. The only source of future funds for further exploration programs, or if such exploration programs are successful for the development of economic ore bodies and commencement of commercial production thereon, which are presently available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. Management was successful in accessing the equity markets during the period, but there is no assurance that such sources will be available on acceptable terms or at all in the future.

Pediment Has No Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. The Sale of Securities to the Public Results in Dilution to Existing Shareholders.

None of Pediment's properties have advanced to the commercial production stage and Pediment has no history of earnings or positive cash flow from operations. Pediment does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to Pediment has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

Pediment, at 11/30/2009, had 3,772,500 share purchase options outstanding, 1,611,500 share purchase warrants outstanding, and 257,840 finder's warrants to acquire one unit of the Company consisting of one common share and one-half of one share purchase warrant. If all of the share purchase warrants, finder's warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 47,313,329 (as of 11/30/2009) to 53,084,089.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Pediment's Stockholders

Because the success of Pediment is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. At 11/30/2009, there were 3,772,500 share purchase options outstanding, which, if exercised, would result in an additional 3,772,500 common shares being issued and outstanding. This represents an increase of 8% in the number of shares issued and outstanding and would result in significant dilution to current shareholders. For a breakdown of dilution, refer to the risk factor entitled: "Pediment Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public Distributions of Capital Result in Dilution to Existing Shareholders".

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of Pediment Could Be In An Amount Great Enough to Force Pediment to Cease Operations.

The current and anticipated future operations of Pediment, including further exploration activities require permits from various Federal and regional governmental authorities in Mexico. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company. Refer to ITEM 4.B.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there-under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force Pediment to cease operations. If that were the case, investors would lose their entire investment in the Company.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of Pediment and Shareholders Could Find It Difficult to Sell Their Stock.

Pediment's common shares are subject to "penny stock" rules as defined in 1934 Securities and Exchange Act rule 3a51-1. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's common shares in the United States and shareholders may find it more difficult to sell their shares.

Share Price Fluctuations and Absence of Dividends

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies such as the Company, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is likely investors will not receive any return on their investment in the Company's securities other than possible capital gains.

Pediment is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations.

While engaged in the business of exploring mineral properties, the nature of Pediment's business, its ability to continue its exploration of potential exploration projects, and the ability to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. Pediment's growth will depend on the efforts of its Senior Management, particularly its President/CEO/Director, Gary Freeman; its Vice President Exploration/Director, Melvin Herdrick; its Chief Financial Officer, John Seaman; its Vice President Finance, Scott Kelly, its Corporate Secretary, Dayna Leigh; and its Board of Directors that also includes, Leonard Harris, Larry Okada, Andre Audet, Michael Halvorson, and Chris Theodoropoulos. Pediment does not carry key-man insurance on any individuals. The Company has a Directors' and Officers' Liability Insurance Policy in place.

Limited Experience with Development-Stage Mining Operations

The Company has no previous experience in placing mineral properties into production and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if it places its resource property into production.

Uninsured Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave0ins, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs, have a material adverse effect on the Company's results and a decline in the value of the securities of the Company.

Competition

The Company will compete with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition of mineral concessions as well as for the recruitment and retention of qualified employees.

Conflict of Interest

The Company's directors and officers may serve as directors and officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interesting negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers.

It may be difficult to bring and enforce suits against Pediment. Pediment is a corporation incorporated in the province of British Columbia, Canada under the *British Columbia Business Corporations Act* (the "BCBCA"). A majority of the Company's directors are residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada. As a result, it may be difficult for U.S. holders of the Company's common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

As a "foreign private issuer", Pediment is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act - Results in Shareholders Having Less Complete and Timely Data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K results in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders results in shareholders having less data in this regard.

MEXICO RISKS

The properties in which the Company has interests in Mexico are subject to changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability in Mexico.

The Company's property interests are located in Mexico. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability in Mexico are beyond the control of the Company and may adversely affect its business. Reference is made to "Item 4B. Business Overview, Mexican Mining Laws".

Political events in Mexico could affect Mexican economic policy and adversely affect us.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy could have a significant impact on Mexican private sector entities in general, as well as on market conditions and prices and returns on companies doing business in Mexico.

Mexican political events may also significantly affect our operations. In the Mexican national elections held during 2006, Felipe Calderon, the leader of the centrist National Action Party, narrowly won the presidency. The election has been finalized and approved by the appropriate election regulatory authorities. However, the primary challenger, Andres Manuel Lopez Obrador, leader of the leftist Democratic Revolution Party, continued to protest and civil unrest persisted for months and could return.

These events and the tight election may intensify legislative gridlock in the Mexican Congress and led to a slowdown in the progress of political reforms in Mexico. There could be significant changes in laws, public policies and/or regulations that could adversely affect Mexico's political and economic situation, which could adversely affect our business. Social and political instability in Mexico or other adverse social or political developments in or affecting Mexico could adversely affect the Company and its ability to obtain financing. It is also possible that political uncertainty may adversely affect Mexican financial markets.

Mexican foreign investment and income tax laws apply to the Company.
Corporations in Mexico are taxed only by the Federal Government.
Mexico has a general system for taxing corporate income, ensuring that all of a corporation's earnings are taxed only once, in the fiscal year in which profits are obtained. There are two federal taxes in Mexico that apply to the Company's Mexican projects - an asset tax and a corporate income tax. Corporations have to pay a federal tax on assets at 1.8% of the average value of assets less certain liabilities. Corporate income tax is credited against this tax. Mexican corporate taxes are calculated based on gross revenue deductions for all refining and smelting charges, direct operating costs, and all head office general and administrative costs; and depreciation deductions. The 2007 corporate tax rate in Mexico was 29%. The 2008 corporate tax rate in Mexico was 28%. The current corporate tax rate in Mexico is 28%, and will increase to 30% in 2010.

Foreign currency fluctuations and inflationary pressures may have a negative impact on the Company's financial position and results.
The Company's property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures that may adversely affect the Company's financial position and results. As the Company maintains its accounts in Canadian dollars, any appreciation in Mexican currency against the Canadian dollar will increase the Company's costs of carrying out operations in Mexico. Management has not entered into any foreign currency contracts to mitigate this risk; as such, the Company may suffer losses due to adverse foreign currency fluctuations. The Company also bears the risk of incurring losses occasioned as a result of inflation in Mexico.

Regulation of mining operations in Mexico is very extensive.
Regulatory requirements to which the Company is subject to in Mexico include certain permits that require periodic or annual renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions. The Company believes that it is currently in full compliance with existing permit conditions. Although its permits have been renewed by governmental and regulatory authorities in the past, there is a risk that the applicable governmental and regulatory authorities will not renew the permits as they expire, or that pending or future permit applications will not be granted, or that existing permits will be revoked. In the event that the required permits are not granted or renewed in a timely manner, or in the event that governmental and regulatory authorities determine that the Company is not in compliance with its existing permits, the Company may be forced to suspend operations.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Progress of the Company

Introduction

Pediment is a natural resource company engaged in the evaluation, acquisition and exploration of gold and silver resources in Mexico. While none of the projects have reached commercial production, two projects, La Colorada in Sonora and San Antonio in Baja California Sur, are moving through the advanced exploration stage. In addition, Pediment also has nine exploration projects in Sonora Mexico: Caborca Copper/Gold; Cochis Gold; Daniel Gold; Glor Gold; La Cien Gold; Manuel/Mel Gold; Texson Gold; Nopal Gold; and Valenzuela Silver.

On 9/29/2005, the Company completed the acquisition of Compania Minera Pitalla, S.A. de C.V. ("Pitalla"), a private Mexican company that owns the aforementioned property interests. Compensation was the issuance of 5.4 million common shares of the Company and the agreement to issue an additional 2,500,000 common shares of the Company upon the achievement of certain performance standards related to the property interests: if more than one million ounces of gold or gold equivalent are discovered on three or fewer Pitalla projects, with at least 500,000 ounces on a single project. The aforementioned Carborca, Cochis, Daniel, Manuel/Mel, San Antonio, Texson, and Valenzuela projects were included in the acquisition. On December 4, 2008, the Company issued the additional 2,500,000 common shares valued at $0.47 per share based on market rate pursuant to the agreement to acquire its interest in Pitalla for a total value of $1,175,000.

The Company's exploration properties are without a known body of commercial ore and all proposed programs are an exploratory search for ore; with the exception of the La Colorada project which is a past-producing gold-silver mine and needs re-evaluation of its mineral resources and further exploration as well as the San Antonio project which has a National Instrument 43-101 mineral resource calculation for the Los Planes-Las Colinas areas.

The Company's executive office is located at:
  789 West Pender Street, #720, Vancouver, British Columbia, Canada V6C 1H2
  Telephone: 604-682-4418
  Facsimile: 604-669-0384
  E-mail: investor@pedimentgold.com
  website: www.pedimentgold.com

The Company's registered office is located at:
  Bull Housser and Tupper, LLP
  3000 Royal Centre, 1055 West Georgia Street
  Vancouver, British Columbia, Canada V6E 3R3
  Telephone: 604-687-6575
  Facsimile: 604-646-2634

The contact person is: Dayna Leigh, Corporate Secretary.

The Company's fiscal year-end is September 30th.

The Company's common shares trade on the Toronto Stock Exchange in Canada under the symbol "PEZ" and on the OTC Bulletin Board in the United States under the symbol "PEZGF". The common shares of the Company also trade in Europe on the Stuttgart Stock Exchange, Munich Stock Exchange, Berlin Stock Exchange, Frankfurt Stock Exchange and XETRA Exchange.

The Company has an unlimited number of common shares without par value authorized. At 9/30/2009, the end of the Company's most recent fiscal year and as at 11/30/2009, there were 47,313,329 common shares issued/outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

<u>Incorporation and Name Changes</u>

The Company was incorporated pursuant to the laws of the Province of British Columbia on 12/23/1983 under the name "Magna Ventures Ltd.". On 8/9/1990, the Company's name was changed to "Consolidated Magna Ventures Ltd.". On 1/10/2002, the Company's name was changed to "Skinny Technologies Inc.". Effective 1/5/2005, the Company agreed to the sale of it's subsidiary, PODbook.com Ltd. to Daniel C. Walters, a former President of the Company. Effective 9/10/2004, the Company changed its name to "Pediment Exploration Ltd." Effective 2/25/2009, the Company changed its name to "Pediment Gold Corp.".

<u>Plan Of Operations</u>

<u>Source of Funds for Fiscal 2010 Ending 9/30/2010</u>

The Company's primary source of funds since incorporation has been through the issuance of equity and borrowing. Currently the Company does not have operating revenues, and the Company anticipates generating no revenue during Fiscal 2010. At 9/30/2009, the Company had working capital of $16,134,293. As of 11/30/2009, 3,772,500 outstanding stock options with an average exercise price of $0.98 if exercised would raise an additional $3,697,050 based on the average exercise price. As of 11/30/2009, 1,869,340 outstanding share purchase warrants with an average exercise price of $0.89 if exercised, would raise an additional $1,663,713 based on the average exercise price. There is no guarantee that the warrants or the options will be exercised. The Company has had discussions with third parties about additional equity offerings; but the talks as of 11/30/2009 were preliminary. Management believes that the cash the Company currently has on hand is sufficient to fund its planned expenditures and commitments through the end of Fiscal 2010 and Fiscal 2011. As the Company chooses to proceed on additional exploration programs on its mineral projects, it probably will need to raise additional funds for those expenditures.

<u>Use of Funds for Fiscal 2010 Ending 9/30/2010</u>

During Fiscal 2010, the Company estimates that it might expend approximately $1 million on general/administrative and investor relations' expenses. During Fiscal 2010, the Company estimates that it might expend about $7.4 million on property acquisition and property exploration expenses.

<u>Anticipated Changes to Facilities/Employees</u>

The Company does not currently have plans to add additional personnel in the Vancouver, BC office. Should the Company's exploration efforts increase in the next fiscal year, field workers and land staff will be hired in Mexico on a contract basis.

<u>Forward Looking Statement Caution:</u>

The disclosure contained in the following sections 4.B Business Overview, and 4.D Property, Plant and Equipment contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding the ongoing exploration activities at the Company's La Colorada and San Antonio properties. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

4.B. BUSINESS OVERVIEW

Pediment is a natural resource company engaged in the evaluation, acquisition and exploration of gold and silver resources in Mexico. While none of the projects have reached commercial production, two projects, La Colorada in Sonora and San Antonio in Baja California Sur, are moving through the advanced exploration stage. In addition, Pediment also has nine exploration projects in Sonora Mexico: Caborca Copper/Gold; Cochis Gold; Daniel Gold; Glor Gold; La Cien Gold; Manuel/Mel Gold; Texson Gold; Nopal Gold; and Valenzuela Silver.

Effective 9/29/2005, the Company completed the acquisition of Compania Minera Pitalla, S.A. de C.V. ("Pitalla"), a private Mexican company that owned the aforementioned property interests. Compensation was the issuance of 5.4 million common shares of the Company and the agreement to issue an additional 2,500,000 common shares of the Company upon the achievement of certain performance standards related to the property interests: if more than one million ounces of gold or gold equivalent are discovered on three or fewer Pitalla projects, with at least 500,000 ounces on a single project. The aforementioned Carborca, Cochis, Daniel, Manuel/Mel, San Antonio, Texson, and Valenzuela projects were included in the acquisition. On December 4, 2008, the Company issued the additional 2,500,000 common shares valued at $0.47 per share based on market rate pursuant to the agreement to acquire its interest in Pitalla for a total value of $1,175,000.

The Company's exploration properties are without a known body of commercial ore and all proposed programs are an exploratory search for ore; with the exception of the La Colorada project which is a past-producing gold-silver mine and needs re-evaluation of its mineral resources and further exploration; as well as the San Antonio project which has a 43-101 mineral resource calculation for the Los Planes-Las Colinas areas.


La Choya (Au)
Noche Buena (Au)
El Chanate (Au)
MEL-MANUEL
La Herradura (Au-Ag)
DANIEL
GLOR
CABORCA
Cananea (Cu-Mo)
Lluvia de Oro (Au)
NOPAL
La Caridad (Cu-Mo)
San Francisco (Au)
VALENZUELA
LA CIEN
TEXSON
Mojave-Sonora Megashear
COCHIS
Hermosillo
LA COLORADA
Dolores (Au-Ag)
Mulatos (Au-Ag)
Ocampo (Au-Ag)
SONORA
BAJA CALIFORNIA SUR
Palmarejo-Trogan
N
Sierra Madre Occidental gold-silver belt
Pediment Gold Property
Major city
La Paz
SAN ANTONIO
Paredones Amarillos (Au)
San Antonio gold district

The Company holds eleven fully-owned projects and had one option contract for three mining concessions in the La Colorada area. The option contract expired on October 16, 2009, and as at the date of this report, it has not been negotiated to be renewed.

Reconnaissance work remains active to assess and acquire more mineral concessions in the region or elsewhere in Mexico. The primary focus of this work has been gold and silver targets with an emphasis on the still evolving "orogenic" deposit model. Orogenic gold deposits are a recently recognized grouping or deposit model type resulting from deposition of gold and/or silver into amenable host rocks by fluids streaming from areas of intrusive activity. This is an important new class, as it includes many of the world's largest gold deposits.

In Baja California Sur, the San Antonio gold district hosts a number of gold deposits. The San Antonio Gold Project is located on the Baja Peninsula, adjacent to the historic mining town of San Antonio and 40 km southeast from the port city of La Paz. Good gravel roads, as well as a paved highway traverse most of the project area and a high voltage power line crosses through it. The 100% owned project covers 48,715 ha and 14 km (about 9 miles) of favorable geological trend.

In Sonora, Pediment's decision to acquire the La Colorada Gold-Silver mine project was based on developing a modified geological model for the formation of the vein and stockwork deposits. La Colorada was until recently Sonora's largest historic gold producing mine.

The Mojave-Sonora Megashear gold-silver belt (MSM) hosts several significant producing mines owned by other companies. Pediment holds eight prospective projects in the MSM trend which are targeted for the exploration of bulk tonnage gold mineralization: the Daniel, Manuel/Mel, Cochis, Glor, La Cien gold targets, Nopal, Texson silver-gold and the Caborca copper-gold target.

The Mega-Shear trend (or Belt) is a fold-thrust belt deforming Mesozoic aged volcanic and sedimentary rocks and Precambrian gneiss and granite. Gold and/or silver mineralization is localized where metal bearing fluids channeled by low-angle shear zones intersect high-angle structures. Other companies already have producing gold mines in this belt.

The Sierra Madre Occidental gold-silver belt in the Mulatos district has seen recent discoveries and hosts a producing gold mine. Large resources of stratabound, high-sulfidation gold mineralization are being developed by two other mining companies. The Company's Valenzuela property is located in this highly prolific belt.

The Company´s exploration model is applying the latest techniques to seek blind deposits and extend known mineralization to depth and laterally under pediment cover in promising areas that have seen no modern exploration. The Company's concessions are generating drill targets in areas that have never been explored below surface. The corporate goal is to have multiple projects advancing with new targets constantly in the pipeline to ensure Pediment's investors always have a multiple chances for success.

The Company's exploration programs are conducted under the direction of expert geologist Melvin Herdrick, MSc (Registered Professional, Washington State), who is a qualified person within the definition of National Instrument 43-101; and, except where otherwise noted, is the person responsible for the technical disclosure in this document relating to the Company's Mexican properties.

Mexican Mining Laws

Only Mexican Nationals or Mexican incorporated companies may hold concessions, although there are no restrictions on foreign ownership of such companies. Concessions are acquired by locating and erecting a principal monument and having the concession located by an official surveyor. All concessions must be registered with the Public Registry of Mining. The General Direction of Mines grants mining concessions for periods of 50 years so long as work is performed on the ground, assessment reports are filed in May and the taxes, based on the area and age of the concession, are paid in advance in January and July of each year. The Mining Concession can be renewed for another 50-year period. Properties less than 1,000 hectares in size do not require annual work commitments. The surface rights are owned either by private persons or ejidos. Compensation on a yearly basis is usually required to carry out any extensive work programs and the landholders must also be compensated should the land be required for development.

The environmental standards for exploration including a drill program are addressed in NORMA Oficial Mexicana law, NOM-120-SEMARNAT-1997 as Modified on May 6, 2004. This law established specifications of environmental protection in mineral exploration programs that must be complied with in Mexico. The Company meets or exceeds the requirements stated by this environmental protection law.

Exploration Efforts

During Fiscal 2008, the Company's primary focus for exploration had been the San Antonio project; however during Fiscal 2009 the La Colorada project also became a focus for the Company. Pediment is now focusing on exploration of both the San Antonio and La Colorada projects.

Exploration Expenditures	Fiscal 2008	Fiscal 2009	Estimated Fiscal 2010
San Antonio Gold Project	$6,106,222	$1,808,670	$4,160,791
La Colorada	$2,714,963	$2,182,766	$3,142,324
Daniel Gold Project	$357,169	Included in Other Projects	Included in Other Projects
Caborca Copper/Gold Project	$124,229	Included in Other Projects	Included in Other Projects
Other Projects	$171,803	Nil	$81,584
TOTAL	**$9,474,386**	**$3,991,436**	**$7,384,699**

La Colorada Gold-Silver Project

Location and District Background

The La Colorada gold-silver project is a past-producing gold and silver mine site with historic output from both underground veins and bulk-mined open-pit heap leach operations. The project is located adjacent to the town of La Colorada in the State of Sonora, which is approximately 40 kilometres southeast of Hermosillo. Hermosillo is the state capital and main supply point of Sonora State in north western Mexico. The mine had been in operation from 1874 through 1914 by underground methods and again from 1993 through 2003, initially by Eldorado Gold with open-pit mining and heap leaching. Eldorado sold La Colorada in year 2000 and mining continued until 2003 by Exploraciones La Colorada, who was the owner previous to Pediment.

Land position

In October 2007, the Company signed an option agreement to acquire the La Colorada Gold-Silver Project for US$1.1 million and a commitment to pay an additional US$1.65 million over the next two years. On November 26, 2008, the Company reached an agreement to adjust the original option to purchase certain holdings in the La Colorada project, in order to both reduce the cash cost to the Company and to accelerate the acquisition. The subject holdings encompass most of the past-producing, open-pit and underground workings of the Gran Central, La Colorada and Intermediate zone deposits, part of the El Creston deposits, and along-trend exploration ground, and surface holdings that contain plant and office complexes built during open-pit mining at the site from 1993-2002. Under the revised agreement, Pediment made one further payment of US$825,000 cash, assigned certain production royalties, and allowed the vendor the right to bid on a competitive basis for contracts to conduct open-pit mining at La Colorada should the Company choose to re-develop the project on that basis. The royalties are Net Smelter Return (NSR) on material from the subject holdings, of 3% if open pit mined, or of 2% if underground mined. The 2% NSR on underground production can be purchased by Pediment at any time for US$300,000. The Company signed an Option to Purchase agreement for a mining concession the vendors were still working on securing title. The concession is adjacent to the main group of concessions acquired from Exploraciones La Colorada (ELC), and if the vendor was successful in acquiring it, the Company had the option to purchase it for 300,000 common shares of the Company at a deemed price of $0.50 per share. However, the contract states that the concession would have to be secured by ELC by October 16, 2009, which marked the expiry date of the Option to Purchase Agreement. This did not occur and to the closing date of this report an agreement had not been negotiated to renew the option.

On February 12, 2008, Pediment obtained from Minera Recami, an option to acquire three additional mineral concessions totaling 400 hectares for a total price of US$800,000(Paid – CDN$223,622) and a 3% Net Smelter Royalty. The three additional concessions cover part of the Creston pit and possible vein extension.

On May 12, 2009, the Company amended the terms of the RECAMI agreement dated February 12, 2008, which reduced the total purchase price from US$800,000 to US$600,000 and introduced a portion payable in shares due as follows:

Cash:
US$100,000 – February 8, 2008 (CDN $102,491 paid)
US$100,000 – March 23, 2009 (CDN$121,131 paid)
US$100,000 – March 3, 2010
US$100,000 – March 3, 2011

Common Shares:
Shares, equivalent to US$50,000 plus 15% VAT – May 28, 2009 (Issued 75,760 common shares valued at CDN $65,745 (note 7(c)(ii))
Shares, equivalent to US$50,000 plus 15% VAT – March 3, 2010
Shares, equivalent to US$100,000 plus 15% VAT – March 3, 2011

The revised option agreement also includes a 3% NSR to be paid to the vendor should the Company complete the transaction. The 3% NSR can be purchased by the Company at any time for a cash payment of US$200,000. The vendor is entitled to annual advanced payments of US$50,000 on account of the 3% NSR commencing March 3, 2012.

On August 14, 2008, Pediment purchased six mineral concessions from the Peñoles group for a total consideration of approximately US$100,000.00 (CDN$109,688 Paid). These concessions cover 218 hectares and include part of the El Creston pit and adjacent ground, as well as additional exploration potential west of the pit. As part of this transaction, Pediment sold to Peñoles three of its concessions totaling approximately 1,521 hectares that make up the southern portion of its Texson exploration project in western Sonora for a total consideration of about US$2,000 (Received).

Data Review and Potential for La Colorada

Pediment has recompiled data archives and pertinent production data into electronic databases with all available information merged with newly generated data. Data relevant to both open-pit potential and high-grade underground resources is being reviewed. Pediment is currently undertaking studies leading to environmental impact permitting and investigation of reactivation potential of existing surface workings.

Recent Exploration Activities at La Colorada

During the fiscal year ended September 30, 2009, a large program of drilling completed 5473metres of reverse circulation drilling and 904 metres of core drilling was conducted. Drilling was more extensive at the new targets, La Verde and Veta Madre, as well as around the pit areas of El Crestón and Gran Central. Assay of samples from the drilling program have been reported in the news release dated November 17, 2009. These results will be included in planning by Pediment to grow resources and resume processing at La Colorada in the most efficient and expeditious manner. This data is also being used to construct a new district mineralization geologic model.

During the latest round of drilling the Company continued worked on 4 key peripheral areas to the historic open pit mine, including drilling, mapping, and bench sampling, and has confirmed the strike length of the vein system at more than 4 kilometres and open to extension at depth.

Pediment has successfully extended mineralization with a single reverse circulation (RC) drill hole collared approximately 250 metres SW of the Grand Central Pit. Results consisted of, in R17 of 1.5 metres of 19.3 g Au/t and 447.0 g Au/t.

At Gran Central an on-trend extension to the NE of this open-pit is cut-off by a cross-fault. Drill holes 50 to 100 m NE of this fault indicate the down-dropped continuation of the vein system within the adjacent Creston block. The three drill holes completed in this area indicate the continuation of the vein zone at a depth beginning at approx. 200 metres.

Veins below the north side of the Creston pitwere shown on 25m spaced historic cross sections to contain a significant number of high grade results that have not been incorporated into an underground resource estimate. Peak values within one vein shows a 300m long subset of higher grade values intercepted 1.5 metre intervals returning 49.58, 24.03, 18.76 and 17.97 g/t gold, plus two intervals returning 18.22 and 14.23 g/t gold (non NI 43-101). The above noted results are from the area under the north central part of the El Creston pit. Pediment has also tested the SW end of this pit area with two shallow drill holes, one of which returned significant results in R21 of 1.5 metres of 8.8 g Au/t and 270 g Ag/t.

Twelve drill holes were completed to test the La Verde area (400 meters NE of the Creston pit) where drill hole R3 intersected three consecutive 1.5 m intervals returning 518, 0.93 and 12.6 g/t gold. While these results are concluded to represent a small high grade shoot, we expect larger tonnage potential to develop in two additional nearby zones as seen in R1. Drill testing at the Veta Madre zone which is located further east intersected 45.7 m, of 0.64 g/t gold and 7.5 g/t silver from surface. These three areas are to be evaluated for open pit potential. (The additional drill results can be found in the Company's website.

Exploration Program Summer 2009

On May 14, 2009, the Company announced a work program to commence in early June at the La Colorada project. The Company plans to utilize both reverse circulation and diamond drilling in two work phases, totaling approximately 8,000 metres. Based on studies of historic and new data, the Company plans to evaluate areas of near surface gold mineralization for its open pit heap leach potential, as well as explore extensions of vein-type, higher grade gold mineralization. To Date, the program has completed roughly over 104 RC holes (totaling about 7,400 metres) and 5 diamond holes (over 1,500 metres). The 2009 drill program has done further work in the areas drilled during 2008 and has also explored new zones in the areas nearby the existing pits. Assay results for most of the drilling have also been released and are available at the Company's website. Final assays from prior drilling conducted in November are being processed at the assay laboratory and are mainly from the Veta Madre and La Verde areas. Final assays will be reported when received.

On December 14, 2009, the Company announced that the final phase of the 2009 drill program at La Colorada was commencing, with the drilling of deep vein extensions. This last segment of the program is estimated to total 1500 meters and be completed by January 2010. These final five holes of the program are designed to cross down dip extensions of the higher grade veins. The first hole of the deep drill program has been completed with a large IR TH 100 RC drill machine. The drill crossed the first vein and an open working at about 173 meters depth in the hole drilled from the north wall of the Creston Pit.

Due to the increased importance and materiality of the La Colorada property to the Company over the past fiscal year, the Company has engaged independent consultants to prepare an NI 43-101 compliant Technical Report on the property.

2009 Resource Calculation for La Colorada

On December 18, 2009, The Company announced its initial, bulk tonnage resource estimate for the La Colorada gold-silver mine project. The resource estimate was generated for the Company by Mr. Gary Giroux and is presented in a NI 43-101 compliant technical report entitled "Geological Report on the La Colorada Property with a Resource Estimate on La Colorada and El Creston Mineralized Zones, Sonora, Mexico", dated November 30, 2009 prepared for the Company by independent consultants R.H. McMillan Ph.D., P.Geo., J.M. Dawson M.Sc., P. Eng. and Gary H. Giroux, M.A.Sc., P. Eng. (the "La Colorada Report") This initial estimate does not include the recently-drilled Mina Verde nor La Veta Madre targets, broken rock potential target (waste and leach piles), or recent results of drill testing by the Company that were unavailable at the time of compilation for the estimation. This estimate is for bulk tonnage resources only and does not address deeper vein-type resource potential.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to the measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

Resource estimates were made for the El Creston and La Colorada-Gran Central deposits by G. H. Giroux of Giroux Consultants Ltd. In both cases geologic solids were created by Pediment geologists to constrain the estimation process. Drill holes were compared to the solids and assays were tagged if inside or outside the solid. Gold and Silver grade distributions for both mineralized and waste assays were examined and capping levels picked to handle outliers. Composites 5 m in length were created to honour the solid boundaries and used to model the grade continuity using variography. Blocks 5 x 5 x 5 m in dimension were estimated by ordinary kriging in a series of passes with expanding search ellipses. Bulk density in each deposit was established from measured specific gravities. Estimated blocks were classified using grade continuity. The results for a 0.3 g/t Au cutoff, a reasonable cutoff for open pit extraction, are tabulated below.

Class	Au Cutoff	Tonnes > Cutoff	Grade>Cutoff		Contained Metal	
			Au			
	(g/t)	(tonnes)	(g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
Measured	0.30	3,570,000	1.049	11.12	120,000	1,280,000
Indicated	0.30	15,690,000	0.963	7.65	485,000	3,860,000
M + I	0.30	19,250,000	0.978	8.30	605,000	5,130,000
Inferred	0.30	20,070,000	0.903	9.59	582,000	6,190,000

The combined Measured + Indicated resource in this initial estimate for La Colorada project contains 605,000 ounces of gold and 5.13 million ounces of silver within 19.25 million tonnes averaging 0.98 g/t Au and 8.3 g/t Ag. An additional 582,000 ounces of gold and 6.19 million ounces of silver are contained within 20.07 million tonnes averaging 0.90 g/t Au and 9.6 g/t Ag and are classified as inferred at the same 0.3 g/t gold cut-off.

These estimates are based on 403 historic drill holes (both reverse circulation and core holes) plus 20 reverse circulation and 3 core holes generated by the Company. In the La Colorada mineralized zone a total of 11 samples were capped at 37 g/t gold and a total of 19 samples were capped at 178 g/t silver; while in the Gran Central mineralized zone a total of 14 samples were capped at 40 g/t gold and a total of 11 samples were capped at 267 g/t silver. At El Creston all mineralized rock was assumed to be oxidized and a bulk density of 2.47 was used. At La Colorada-Gran Central , bulk densities were based on 56 samples submitted by the Company that had been segregated into four categories (oxide, mixed oxide, sulphide and waste). Since proper oxide-sulphide boundaries have not yet been established the average specific gravity of 2.62 for the three mineralized categories was used for the mineralized portions of blocks, while the average 2.73 from the waste samples was used for the waste portions of blocks.

Review of Underground Potential

Pediment is also reviewing several historic calculations made for prior operator Eldorado Gold Corp. ("Eldoraldo") of high-grade vein mineralization below the La Colorada and Gran Central open pits, using the results from drilling conducted primarily to assess the project's open pit potential. The Company considers these historic calculations relevant to its own exploration planning. However, the Company cautions that these calculations were completed prior to establishment of NI 43-101 guidelines for resource estimation. Consequently, these historic results have not been categorized mineral resources or mineral reserves in accordance with NI 43-101. The Company believes these resources listed below would be categorized as "inferred" under current guidelines however, a "Qualified Person" as defined by NI 43-101 has not done sufficient work to classify the historical estimate as current mineral resources, the issuer is not treating the historical estimate as current mineral resources and the historical estimate should not be relied upon. The Company further cautions that though these historical calculations deal with different aspects of the high-grade potential, they may in part overlap with areas that had also been included in open pit resource historical calculations made prior to the cessation of pit mining. These historic calculations should not be considered in aggregate as material representations of current resource potential.

In 1997, the following historical estimate was completed by Duncan McBean for Eldorado using an 8 g/t cut-off grade for the veins in sections directly below the "restricted pit limit" of La Colorada and Gran Central pits:
  La Colorada (LC) Vein - 140,400 tons @ 19.98 g/t Au, for 90,178 gold ounces.
  La Colorada Vein Possible - 213,400 tons @ 24.27 g/t Au, for 168,313 gold ounces
  Gran Central-LC Vein Zones - 72,913 tons @ 13.05 g/t Au, for 30,595 gold ounces
  Gran Central Extension - 30,750 tons @ 76.19 g/t Au, for 75,323 gold ounces.

The La Colorada and Gran Central veins had been partially mined during the 1874-1912 period of high-grade underground mining. The above historic calculations included were vein intersections from the La Colorada and Gran Central veins and between, but without regard to evidence of previous mining. In 1998, an internal scoping study coupled with additional historic resource calculations was completed by Eldorado assisted by MRDI Consulting that separated intersections which had no evidence of underground workings (un-mined) from those with evidence of workings (mined). Intersections located between the two main veins are referred to as "intermediate veins" and have no history of underground mining.

These historic calculations did not include the results of silver assaying. The Company considers silver also a potentially important economic by-product metal and will evaluate it in its on-going programs. The data review also suggests there is untested high-grade potential in down-dip and on-trend extensions of the historic calculations, and that there may be further potential in both fault displaced portions of these same structures, and in other similar structures within its holdings. From this and newly developed data we are developing a mineralization model. Historic data also has records of numerous fluid inclusion samples that indicate epithermal boiling zone is present in the mineralization.

No estimate of high-grade potential has been located for the El Creston veins within the recently acquired concessions. Records indicate that the bulk of pre-1912 underground vein mining was done in the Creston and Gran Central mine area. Historic estimates of near surface bulk material and potential can be found in Pediment's news release dated October 22, 2007.

Munro Legal in Sonora Mexico conducted an initial environmental evaluation of the La Colorada mine site and took water, soil and air samples to begin a baseline study.

San Antonio Gold Project

The San Antonio Project is located in Baja California Sur, adjacent to the historic mining town of San Antonio and 40 kilometers southeast from the port city of La Paz. The 100%-owned project consists of 10 concessions and covers 114,480 acres and about nine miles of favorable geological trend. In the late 1990s Echo Bay Minerals ("Echo Bay") located and partly tested the Colinas gold resource that is contained by the Company's concession held ground.



N
PEZ Trini
El Triunfo Ampliacion
PEZ Triunfo Oeste Fracc. 1
PEZ Cirio
Los Planes
Las Colinas
El Gringo
Valenciana
Guasave
Ocote Shaft
Humbolt Shaft
San Pedro
Solidad
PEZ Emily
PEZ Triunfo Este Fracc. 2
Red. El Triunfo Uno Fraccion 1
Red. El Triunfo Uno Fraccion 2
Hormiguero
Mendozeña
PEZ Cirio
PEZ Trini
PEZ Triunfo Oeste Fracc. 2
PEZ Triunfo Este Fracc. 1
PEZ Trini Fraccion II
PEZ Trini Fraccion III
PEZ Cirio
Jicaras
Valle Perdido
Lamboyal Mine
PEZ Trini
LEGEND
Mines
Paredones Amarillos
San Antonio Gold District Baja California Sur
COMPAÑIA MINERA PITALLA S.A DE C.V.
San Antonio Project
New Concessions Location
(mines in the region are shown)

District Background

There has been mining from two different deposit types in the region. Vein mining of silver-base metals deposits has taken place along a northeast-southwest trend, and more limited gold only mining along a north-south trend. Mineralization in both districts is localized in broad shear zones which are part of a regionally extensive shear zone. The 30km distant Paredones Amarillos gold deposit is also located ina low angle shear zone of similar character.

The Company's primary exploration model is focused on locating bulk tonnage grade gold deposits that could be mined by open pit. During the late 1990s work by Echo Bay outlined the Paredones Amarillos deposit (owned by a third party) on the southern end of the known trend of gold mineralization that has measured and indicated resources, and the Los Planes and Colinas resource on the northern end of this known trend. These zones are analogous to the gold mines of the Mojave-Sonora Megashear that include the gold deposits at Mesquite in California and at La Herradura in northwest Sonora.

The "Megashear" and BCS models contain gold deposited in shallowly dipping thrust faults that have enhanced grades and thickness at flexures (bends) in the systems and where they are accompanied by high angle structures that likely acted as conduits for hydrothermal fluids that carried the gold into the deposit traps. The deposits generally have subtle and restricted alteration envelopes. Gold is associated with sulphide minerals that typically represent a minor portion of a deposit volume. Because of a highly fractured character and oxidation of the of the sulphide minerals near surface, the deposits tend to "weather down" and be hidden beneath overburden.

The San Antonio project contains Mesozoic aged granite quartz-diorite and gabbro bodies intruding older metamorphic rocks. The Mesozoic intrusives include "peraluminous" bodies that are typically associated with gold bearing fluids generation. Low angle fault complexes, that may include zones of cataclasite and mylonite, are a locus for gold deposition. The Company has been actively exploring the project since 2007 with a program that includes surface sampling of soil and rock; reverse-circulation (RC) and diamond drilling and Induced Polarization (IP) geophysics.

IP Geophysics

Early Geophysical Induced-Polarization work at the San Antonio Project was performed for Pediment in 2007 by Durango Geophysics (DURANGO), based in Durango, CO. The IP program focused mostly on measuring east-west oriented lines in the northern portion of the current Los Planes mineralized body. IP was considered a useful tool in San Antonio for locating potentially mineralized areas because the mineralization at Las Colinas is related to the presence of sulphides, which show a strong chargeability response. The 2007 IP survey by DURANGO showed that chargeability anomalies continued in the pediment-covered area north of Las Colinas into Los Planes. The survey also showed a decrease in chargeability to the northeast, which was later explained by the discovery of a deep zone of oxidation at Los Planes, extending as much as 100 metres vertically from surface. Additionaly, the geophysical work completed during 2007 by DURANGO shows thst the Los Planes zone can be traced in the IP data a distance of 600 metres further north from Line 2639800N. Pediment´s drill grid extends 400 metres north from this line and gold mineralization is still found in the north end of the grid.

Additionally, DURANGO also ran some east-west lines west of the Los Planes zone, in what is now known as the Fandango and La Virgen areas. These zones were characterized by high-chargeability anomalies and became interesting drill targets.

Las Colinas Resource

This resource is located in Pediment's southern portion of the Cirio concession and was outlined by Echo Bay (now Kinross Gold) in 1996-1997 during a 31-hole reverse circulation drill program. RC and diamond drill testing by Pediment during 2007 and 2008 has confirmed the location of the Las Colinas mineralized zone and has updated the resource produced by Echo Bay. The Las Colinas mineralization is hosted within shallow lying fault zones containing disseminated and veinlet sulphide minerals. The deposit can reach 20-40 meters in thickness and is concentrated where high angle faults have cut the lower angle fault zones. Additional to the 4,576 metres drilled previously by Echo Bay, Pediment drilled 3,834 metres at the Las Colinas resource between the years of 2007 and 2008. Of that total, 1,436 metres were diamond holes and the rest were drilled by reverse circulation methods.

Los Planes Resource

Drill testing by Echo Bay between 1995 and 1997 not only outlined the Las Colinas resource, but also intersected three significant intervals within a broad pattern of testing in an area north of Las Colinas. After noting this was a new discovery, Pediment later named the zone Los Planes, after the nearby town of Los Planes to the north and the pediment covered character.

Pediment drilled a total of 15,928 metres during 2007 and 15,476 metres during 2008, for a current total of 31,404 metres drilled. Most of the drilling was done by reverse circulation methods, totaling 28,760.00 metres (152 holes). Diamond drilling at Los Planes completed 2,644.00 metres (16 holes). Table 1 shows a chronological relation of all drilling done at the San Antonio project within Pediment Exploration's Cirio concession. The table includes a relation of drilling from Echo Bay's exploration programs.

		RC holes		Diamond holes	
	Drilling by	Number of holes	Metres	Number of holes	Metres
1995					
La Colpa	Echo Bay	2	310.00		
1996					
La Colpa	Echo Bay	2	397.50		
Las Colinas	Echo Bay	15	2,770.50		
1997					
La Colpa	Echo Bay	1	150.00		
Las Colinas	Echo Bay	2	414.00		
Los Planes	Echo Bay	6	1,599.00		
Intermediate (Colinas-Planes)	Echo Bay	2	430.50		
Subtotal Echo Bay		**31**	**6,185.50**		
2007					
La Colpa	Pediment			9	476.00
Las Colinas	Pediment			5	823.00
Los Planes	Pediment	75	14,981.00	6	947.00
Fandango-La Virgen	Pediment				
2008					
La Colpa	Pediment	9	950.00		
Las Colinas	Pediment	2	306.00	7	613.00
Los Planes	Pediment	77	13,779.00	10	1,697.00
Intermediate (Colinas-Planes)	Pediment	5	985.00		
Fandango-La Virgen	Pediment			6	1,371.00
Subtotal Pediment		**168**	**31,001.00**	**43**	**5,928.00**
Total Echo Bay + Pediment		199	37,186.00	43	5928.00

After the fiscal year ended September 30, 2007, the drill program at the San Antonio project continued to progress. The majority of the Company's efforts were focused on drill testing the Los Planes zone by reverse circulation methods. In December 2007, a diamond drill rig was added to the program, with the objective of drilling twin and infill holes at Los Planes and drill testing the Fandango zone which was based on a strong chargeability I.P. response.

In addition to Las Colinas and Los Planes, other targets drilled at San Antonio included:

- 950 metres of reverse-circulation and 476 metres of core drilling at La Colpa (west of Las Colinas)
- 984 metres of reverse-circulation drilling between Las Colinas and Los Planes (intermediate zone), and
- 1,371 metres of diamond drilling at the Fandango-La Virgen areas

<u>2008 Resource Calculation for Los Planes-Las Colinas</u>

The Company completed an NI 43-101 compliant report for the Los Planes-Las Colinas, which was filed on SEDAR on July, 15 2008. The following highlights are extracted from the report.

The current NI 43-101 compliant Mineral Resource Estimates for the Los Planes ("Planes") and Las Colinas ("Colinas") zones on Pediment's San Antonio project were completed by Dave Laudrum of Ashloo Consultants Ltd., under contract to Derry Michener Booth and Wahl Consultants (DMBW), using GEMS Software Version 6.1.3, from Gemcom Software International. The resource is reported based on cut-off grades and economic considerations provided by Ian S. Thompson of DMBW in Section 18.0 of this report.

Based on the parameters described in this report, DMBW has estimated an Inferred Mineral Resource, as at December 31, 2007, for the Los Planes deposit of 30.58 million tonnes at an average grade of 1.32 g/t Au, using a 0.4 g/t Au cut-off grade. In addition DMBW has estimated an Inferred Mineral Resource for the Las Colinas deposit of 5.62 million tonnes at an average grade of 0.83 g/t Au, using a 0.4 g/t Au cut-off grade.

San Antonio Project
Inferred Mineral Resource Estimate at December 31, 2007 (1)(2)(3)

Deposit	Cut-Off Grade (g/t AU)	Rock Group (4)	Tonnes T x 10	Grade (g/t/AU)	AU Product Ounces x 10
Los Planes	0.4 g/t AU	Oxidized	10.54	1.18	0.40
	0.4 g/t AU	Sulphide	<u>20.04</u>	<u>1.40</u>	<u>0.90</u>
		Total	30.58	1.32	1.30
Las Colinas	0.4 g/t AU	Oxidized	0.37	0.92	0.01
	0.4 g/t AU	Sulphide	<u>5.25</u>	<u>0.83</u>	<u>0.14</u>
		Total	5.62	0.83	0.15

(1) It cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Resource as a result of continued exploration.
(2) Mineral Resources which are not mineral reserves do not have demonstrated economic viability.
(3) Numbers may not add up, due to rounding.
(4) Oxidized' refers here to rock affected by oxidation including weak-moderate-strong intensities.

At the current level of drilling there are well defined geological and grade domains at both deposit areas. These domains show good vertical and lateral continuity and were used as hard boundaries when interpolating grades into the block models. For Planes high-grade assays were capped at 30 g/t Au, although this capping level only affected 4 assay samples. No high-grade assay capping was applied at Colinas where the highest assay returned from the zone was 5.71 g/t Au. Density values of 2.7 for sulphide mineralization and 2.6 for oxide mineralization were used for both Planes and Colinas. Grades were interpolated by Ordinary Kriging. Search Ellipse and variogram ranges used were 65 m (along strike) x 65 m (down dip) x 25 m (across strike/dip).

The resource calculation study was done with all assay data available up to Pediment's hole PLRC07-75 and also using previous drill results obtained by Echo Bay in the nineties; however no prior trench results were used as were used by Echo Bay studies at the time.

Updated NI 43-101 Resource Estimate

An updated resource estimate was recently performed by Giroux Consultants Ltd. of Vancouver BC, to incorporate infill drill holes not included in the first estimate, conducted by Derry Michener Booth and Wahl Consultants Ltd. in 2008 (previously announced July 15, 2008).

This new estimate was based on 242 holes totaling 42,891 m and comprising 26,613 gold assays using Ordinary Kriging over a range of gold cut off values.

As seen in the table below, the new resource estimate for An Antonio comprises a global total of 1.53 million ounces gold in the Measured and Indicated category plus 111,000 ounces gold in the Inferred category. The resource summarized below is based on a 0.4 g/t cut off. A 0.4 g/t cutt off was chosen as a possible open pit economic cutoff. It must be stressed that at this time no economic evaluations have been completed and the true economic cutoff is unknown.

San Antonio - Summary of Resources (2009) at 0.4 grams per tonne cutoff

Mineralization	Tonnes (MT)		Au (g/t)		Million Oz. Au	
	M&I	Inferred	M&I	Inferred	M&I	Inferred
Oxide	7.24	0.17	0.928	0.592	0.216	0.003
Mixed	6.61	0.19	1.066	0.588	0.227	0.004
Sulphide	33.50	5.03	1.018	0.640	1.096	0.104
Total	47.35	5.39	1.01	0.637	1.539	0.11

Due to the material increase in current resources at San Antonio that was determined but the updated Resource Estimate, the Company has engaged independent consultants to prepare an updated complete NI-43-101 compliant Technical Report. The Company anticipates that the report will be completed by the end of 2009.

2009 Technical Report and Resource Update for San Antonio

On December 18, 2009, the Company reported it has completed a report titled "Technical Report and Resource Update, San Antonio Gold Project, Baja California Sur" dated November 29, 2009 (the "Report"). The Report was prepared for the Company by Melvin Allen Herdrick, MSc., PGeo., Pediment's Vice-President, Exploration, and G.H. Giroux, MASc., PEng of Giroux Consultants Ltd. in accordance with CIM guidelines and NI 43-101 requirements to summarize and confirm previously released results. These include the updated independent resource estimates for the Los Planes, Las Colinas and Intermediate zones completed by G. Giroux that were released on August 25th, 2009. The Company confirms that there are no material changes from the resource estimates outlined in its release dated August 25th, 2009.

The updated resource estimates outlined in a release dated August 25th, 2009 contained, using a 0.4 g/t gold cut-off grade, a total of 1.54 million gold ounces in the M+I category plus a further 111,000 ounces in the Inferred category. The estimates were categorized by their degree of weathering, as follows:

Mineralization	Tonnes (MT)		Au (g/t)		Million Oz. Au	
	M&I	Inferred	M&I	Inferred	M&I	Inferred
Oxide	7.24	0.17	0.928	0.592	0.216	0.003
Mixed	6.61	0.19	1.066	0.588	0.227	0.004
Sulphide	33.50	5.03	1.018	0.640	1.096	0.104
Total	47.35	5.39	1.01	0.637	1.539	0.11

These estimates were based on 242 holes totalling 42,891 metres and comprising 26,613 gold assays. The calculations used ordinary kriging and blocks were compiled over a range of gold grade cut-offs. The values reported here are based on a 0.4-gram-per-tonne gold cut-off. A total of 6 samples in the Planes Domain were capped at 33.2 g/t gold. Based up results of testing by the Company, conversion from volume used a specific gravity of 2.62 for oxide material and of 2.69 for sulphide material. The Report further documents the methodology in greater detail.   These estimates update previous resource estimates provided by DMBW based on 124 drill holes totalling 15,804 m and with 14,609 assays that were released on June 16th, 2008 and which are detailed in an independent technical report filed on SEDAR July 15th, 2008.

Additional metallurgical testing has been recommended on all mineral types in the gold mineralized zone, plus testing of on-trend continuation of the gold mineralized system to include geophysical targeting, geological mapping, and sampling. The Report also recommends acquisition of surface and water rights.

In addition to recommending work on gold targets similar to those in the resource estimates, the Report recommends targeting programs on the Triunfo area holdings acquired by the Company from the Mexican government (see the release dated August 28th, 2008) with two main objectives. Mesothermal vein type mineralization in the Triunfo silver camp should undergo programs to establish the potential for gold-silver-base metals mineralization systems adjacent to historic underground workings; since historic mining efforts at Triunfo focused on the upper oxidized portion of this vein system in a 7 km long mineralized shear zone. The Company should investigate both remaining stockwork oxidized mineralization with sulphide mineralization at depth below the oxide boundary. The higher grade veins are reported to grade an average 3-8 g/t gold and 200-600 g/t silver plus associated lead and zinc, and vary from 0.6 to 5 metres thickness and to persist down dip for over 300 metres in old workings, but the Company has not yet confirmed these reports. The Triunfo holdings also noted to contain broad areas returning anomalous gold and silver results in preliminary sampling of shearing and alteration similar to that hosting the Los Planes area deposits, and these should be evaluated for their potential to contain bulk tonnage mineralization.

Metallurgical Testing

Bottle roll tests were completed for Los Planes material, including mineralized rock from the oxide, mixed and sulphide zones. Samples were of unprocessed RC drill cuttings of up to 3/8 inch size. These tests were performed by SGS labs in Durango, Mexico and results were positive with recoveries of up to 88.63% in oxide after a 96-hour test. Sulphide material also had significant recoveries with up to 73.61% recovery after 96 hours.

In April 2009, the Company reported results from column leach testing of oxidized material from the Los Planes discovery within the San Antonio gold project. The column leach tests were preformed on gold mineralized oxide material retained from portions of eight HQ core drill holes that were shipped as a composite sample to Metcon Research Laboratories. Results of recently completed studies are presented below.

Sample	Type	Crush Size	Head Grade		Extraction		Consumption	
-	-	-	Au g/t	Ag g/t	Au %	Ag %	NaCN Kg/t	CaO Kg/t
CL-01	Oxide	3/8	0.88	0.29	80.65	64.13	0.06	1.80
CL-02	Oxide	1 ½	0.96	0.18	75.15	61.39	0.06	1.58
CL-03	Mixed	3/8	0.85	0.11	71.87	35.59	0.33	1.84
CL-04	Sulphide	3/8	2.73	0.99	47.10	26.21	0.45	0.92

Land Position

Subsequent to June 30, 2008 (July 3, 2008), the Company acquired a new group of adjacent concessions in the San Antonio district. The Company won the concessions by making a bid of MXN $12,615,000.00 pesos ($1,241,568 CDN – Paid) to the Mexican Geological Survey and committing to a variable 1 to 3% net smelter royalty; payable to the Mexican Geological Survey. The package is called El Triunfo-Valle Perdido and is composed of 3 mining concessions covering 6,579 hectares. The El Triunfo-Valle Perdido package was part of the Mexican natural mineral reserve and covers a northeast trending mineralized system containing gold, silver, lead and zinc.

Current Work and Future Exploration

The Company's exploration success at Los Planes is now being followed up by focusing on obtaining an updated resource of the Los Planes zone and on beginning the necessary engineering, permitting work and other work to advance the project to the scoping study stage or preliminary economic assessment. In addition, Pediment plans to further refine the central Los Planes zone by completing an infill drilling grid with 12.5 metre spacing.

The Company still has numerous exploration targets, of which the most important is the northeast-southwest El Triunfo gold-silver-lead-zinc trend which is located within the concessions recently acquired from the Mexican Geological Survey.

The Company has also assembled an experienced pre-development mining team to complete relevant permitting, surface rights and water rights.

As reported December 1, 2009 the company has entered into agreements securing long-term surface and access rights for the ongoing exploration, and proposed development and operation of the San Antonio gold project with the Ejido San Antonio.

The first agreement is a rental agreement, called a "temporary occupation agreement", for access, exploration and production activities. The agreement has a term of 30 years and includes a one-time payment of $200,000 Pesos (CDN$16,230 – paid) for access and annual per hectare payments for areas subject to exploration or production activities within the Pediment concession holdings which total approximately 8,100 hectares. The minimum annual payment under the terms of the agreement is $600,000 Pesos, or approximately CDN$47,000, plus annual inflation escalations.

In addition, the parties have signed an agreement allowing Pediment to purchase outright 260 hectares covering the Planes and Colinas mineral targets and surrounding area for an agreed upon price of $6,500,000 Pesos (CDN$527,597 - paid). The parties also signed a separate agreement to transfer rights to certain waste rock or 'dump' material within the Company's concession areas to the Ejido San Antonio.

The company is also working to acquire additional surface and access rights secondary to the San Antonio project.

Daniel Gold Project

The Daniel project is located in northwest Sonora State, 40 kilometers northwest of Caborca and 15 kilometers south of Tajitos which is connected to Caborca by State Highway 2. Access to most of the concession area is good. The project is composed of 8 mining concessions covering 14,088.00 hectares. All concessions are continuous, except for the Ely concession (644.39 hectares) which is located about 5 kilometres north-northwest, on-trend of the main cluster of concessions. The main cluster of concessions includes the concessions Daniel Fracc. I and Daniel Fracc. II, which were added in 2008 to the north and west of the original holdings area to cover trend extensions from the Morita zone. This new concession extends Pediment's project area to the boundary of the Noche Buena gold deposit area which is currently being assessed by Seabridge Gold and Grupo Penoles.

The exploration model for Daniel is the nearby producing La Herradura gold mine, hosted by stacked thrust fault zones in Precambrian granite with gold associated with the thrust zones and related flat lying veins. The geological setting at Daniel is very similar to La Herradura and appears permissive of the deposition of bulk tonnage gold silver mineralization.

Most of the project area is underlain by massive Triassic-Jurassic rhyodacite volcanics that has been intruded in places by andesite volcanic dykes and sills. Rhyodacite is the common basement rock throughout the region and is the host rock for the La Herradura gold mine and other local deposits. As with other Mojave-Sonora Megashear projects, the dominant structural feature on the Daniel project is low angle thrust faults that are the focus of most of the known mineralization. The thrust zone can be seen in the Coronela Mine area where brecciation and silicification associated with the zone reaches widths of 25 meters. It continues for at least one kilometer to the north, but is cut off by a crosscutting fault to the south. There are also a number of steep northeast trending faults that cut the flat lying zones and may have been the conduits for mineralizing fluids. The steeper faults tend to have less silica content and hence do not outcrop as often.

There are three main areas of abandoned mine workings on the Daniel property, all of them very old and most of them completely or partially caved. The Coronela Mine is located in the middle of the eastern side of the concession, the Sierrita workings located 1.5 kilometers south of Coronela and the Morita area workings located from 1.5 kilometers to 3 kilometers northwest of Coronela. Coronela is reported to be 0.5 meters to 2 meters wide; current evidence for it is a series of five shallow shafts or pits in a largely pediment covered area. Southwest of this area is a long northwesterly trending ridge in which the silicified thrust zone is visible. The thrust dips at a shallow 6-degree-to-10-degree angle intersected by a northeast trending steep fracture zone that may be the source of mineralizing fluids. Samples of the thrust zone exposed in pits 30 meters apart near the fracture zone showed gold and silver mineralization over three meters in one pit and gold and silver mineralization in the other.

The Sierrita workings accessed a 1.5 meter vein that dipped at 20-30 degrees to the southwest and was traceable for about 180 meters until it passed out of the ridge. Workings in the valley floor 400-500 meters farther south occupy the projected trace of the vein. Samples of the vein taken in an adit near the ridge top showed high grade gold and silver mineralization. 500 meters farther south still, old pits expose a zone of fracturing and stockwork veining with abundant limonite and some chrysocolla. A three-meter horizontal sample taken here showed gold mineralization and high-grade silver mineralization.

The Morita area contains a number of old workings spread over a broad area that do not appear to be targeting the thrust zones as the other areas do. Workings are centered on high-angle quartz veins hosted by rhyodacite with north and northeasterly orientations. The veins are contained within a fault block. Samples from a number of veins in this area showed gold and silver mineralization. Two new trenching results of the La Morita area contained 18 meters of gold mineralization in the first trench, and a second north-south oriented trench located 200 meters to the southeast returned separate sections with 24 meters of gold mineralization and 12 meters of silver mineralization.

The Coyote zone is located about one kilometers west of the Coronela showings in an area with no evidence of prior prospecting. It was originally identified by a gold-in-soil anomaly from sample lines with 50-meter sample spacing, and confirmed by continuous chip sampling. The rock-chip samples were taken from surface exposures focused on a zone of quartz veining and stockwork that has an approximate thickness of 30 meters. Structural features observed within the Coyote zone include abundant high-angle and low-angle structures with common hematitic limonite material derived from oxidized sulfides. Stockwork fracturing and veining is also present between the structures in gold mineralized areas. The gold-in-soil anomaly continues for 300 metres north within pediment cover from the rock chip-sampled area.

Exploration Update

Geological mapping and trench sampling at Daniel done from late 2006 through 2007 established a trend of approximately four-kilometer length in which gold is associated with quartz-carbonate vein and stockwork zones. Further to identifying targets within the trend, Pediment followed up with an RC drill program totaling 4,934 meters of drilling in early 2008. The final drilling resulted in numerous short intervals with gold mineralization, but not mineable grades or widths. The project area is a small part of the larger concession area, and possible joint ventures or additional reconnaissance work may be done in the future. At September 30, 2008, the Company wrote down the value of the Daniel project to $1.

Caborca Copper Project

On December 1, 2006, the Company signed an agreement with Inmet Mining Corp. ("Inmet") allowing Inmet to explore for copper gold porphyry deposits on Pediment's Caborca project. The agreement allowed Pediment to continue to focus work and financial expenditures on gold dominated project acquisition and exploration of its extensive gold and silver holdings while Inmet funded exploration for porphyry-type mineralization at Caborca. The Lista Blanca ridge area that Pediment recently completed an initial drill program on is excluded from the agreement. The best intercept of drilling was drillhole LB-04 with 16.0 metres of 2.46 grams per tonne gold and 1.04 percent copper.

From July 30 to October 2007, exploration work was carried out within the Inmet joint venture Project, including a induced-polarization geophysical and a diamond-drill program. The objective of this work was to further refine geophysical targets in the valley area, create drill targets and evaluate them. Due to testing of these targets being unsuccessful in locating porphyry copper-gold mineralization, the Company has begun the reduction of the project by dropping concession Pitalla 2, Title number 223534, which covered a surface of 65 hectares (Effective February 27, 2009). The Company anticipates downsizing the project further and is currently evaluating which portions will be cut; however Pediment has determined that the portion encompassing the Lista Blanca zone (drilled in 2006) will be kept. At September 30, 2008, the Company has written down the Caborca acquisition and exploration expenditures to $1.

Texson Gold Project

The Texson Property in Sonora Mexico is composed of two concessions totaling 2,615 hectares and is located in a silver-enriched portion of the Mojave-Sonora Megashear. Texson is located 40 kilometers southwest of highway electrical main and rail access at Trincheras, and 100 kilometers south of the region's supply base at Caborca. Gravel roads from Trincheras that access the district's placer and hardrock gold operations also traverse the Texson Property. The district is one of Mexico's most important historic placer gold producers, but has no recorded history of silver output or exploration. Old workings expose gold-silver bearing quartz veins at the southern end of target area and silver bearing workings at its north end. There is no history of drill testing within the Texson Project.

The project contains two significant areas of exposed alteration and mineralization at either end of a five-kilometer long flexure in the regional scale shear-thrust zone that hosts them. The portion of the shear-thrust zone between the two mineralized areas is pediment covered and will be targeted for drilling using geochemical and geophysical surveys. The Cerro Colorado gold mine is located 4.5 km on trend to the north-northwest from Pediment property boundary.

The northerly Texson Ridge target is an exposure of shattered, Precambrian aged granite and gneiss that has been broadly altered to limonite, jarosite and sericite. The top of the ridge is a silica stockwork zone at the hanging wall of the shallow dipping, regional shear zone that hosts the mineralization. The silica may have acted as a barrier that caused metal laden fluids flooding the shear zone to pond below it. Several old workings that appear to date from the 1800s have been located in the alteration on the northwest face of the ridge. This alteration is exposed across 200 to 400 meters of the shear, and over a one kilometer strike length. A similar color anomaly extends for a further 1 km distance in pediment cover beyond the southern end of the ridge exposure.

Land Position Update

The project was formerly composed of 4 concessions covering 7,038.00 hectares; however Pediment sold the southern portion of the Texson concessions to Grupo Peñoles. The portion sold to Peñoles included the Texson Fracc. 1 Sur concession (which was derived from a division of the Texson Fracc. 1 concession), Texson Fracc. 2 and Texson Fracc. 3. Pediment still controls the northern end of the Texson project.

Limited grab sampling of old dumps and exposed mineralization on Texson Ridge has returned strong silver values, plus gold. A single sample located 300 meters southeast of Texson Ridge has returned high-grade silver mineralization and gold mineralization in a narrow vein hosted by limestone. An aerial view of the Texson Ridge color anomaly is to the left with the on-trend anomaly to the right.

The Calerita-Olivios area at the southern end of the project contains a number of narrow quartz veins that have been exposed in this flat lying area by old open workings and trenches. The pediment cover surrounding this vein area is a red color anomaly similar to that at Texson Ridge. Limited grab sampling has returned gold and silver values from the veins.

Texson is being targeted primarily to test for bulk tonnage, leach extractable silver and/or gold potential. Planned work includes extensive sampling and trenching at Texson Ridge, character sampling at the Calerita-Olivios area, and geophysical and geochemical surveys over the entire five plus kilometers of prospective trend and other areas of interest.

There is a limited history of bulk mining using acid leach extraction of deposits that have silver as the primary product. But there is a 30-year history of successful heap and vat leach extraction in gold mining, and many of these deposits also recovery silver. The Alamo Dorado deposit located in southern Sonora State, within a fold-trust belt similar to but separate from the Megashear, was acquired by Pan American Silver by takeover of Corner Bay Minerals in 2003. Pan American Silver has indicated it is proceeding to production of the deposit. There are also advanced exploration silver projects in southern Argentina and southern Peru being assessed for development that may include acid leach extraction processes for the silver.

Exploration Update

No further exploration work has been conducted in the Texson project since 2007. At September 30, 2008, the Company wrote down the value of the Texson project to $1.

Other Projects (Valenzuela, Nopal, Glor, Cien, Mel/Manuel, Cochis)

The other projects that the Company holds cover areas thought to hold potential for bulk tonnage shear zone hosted gold deposits located in the Sonora-Mojave megashear area. These concessions in part cover old workings with gold mineralization mostly hosted in quartz viens and having geochemincal characteristics similar to the other gold deposits in this trend. Soil sampling was completed on the Glor Concession area with several low level gold anomalies located. In addition 5 sites of prior 30 year old drill holes were located from prior programs. The Company has been approached for joint venture agreements for several of the projects. At September 30, 2008, the Company wrote down the value of the projects to $1.

Juliana Project

In early January 2007, the Company signed agreements to acquire a 100% interest in the Juliana project located in the Mulatos-La India camp, Sonora Mexico. The Juliana concessions, which total approximately 700 hectares, are located between recent discoveries at La India by Grayd Resource Corp. and the producing Mulatos gold mine owned by Alamos Gold. The Juliana property is located about 6 kilometers west of the Mulatos open-pit, heap-leach gold mine. Past work at Juliana includes surface sampling and drilling. Prior drilling at Juliana consisted of 16 short percussion drill holes and five core holes that targeted a northerly-trending gold mineralized structure referred to as the "Main Feeder Fault". Surface sampling prior to drilling returned a number of encouraging samples from this structural zone. Pediment's due diligence sampling in the same area also returned encouraging gold values over one-to-three-meter sample lengths. Pediment was drawn to the camp based on recent exploration successes by both Grayd and Alamos in stratigraphically- (rather than structurally) controlled gold zones. Gold zones with stratigraphic controls have the potential for rapid resource growth to large size with exploration success. Our geological review of the targets at Juliana indicate a stratabound, epithermal gold-mineralized zone may exist within a complex set of parallel block faults. Prior work at Juliana focused only on the Main Feeder Fault, a steeply dipping structural zone, whereas Pediment is focusing on stratabound mineralization. The structural zone was an obvious target based on high surface-gold grades in channel samples and the scattered presence of visible native gold within gambusino workings confined to the Main Feeder Fault structure. The Juliana option includes complete access to a multi-element analytical database of existing information including the drill holes with continuous down-hole analyses, about 1000 rock chip and channel samples, and more than 1325 soil samples. This database, combined with additional data collected by Pediment, provides a sound foundation for targeting and testing new stratabound gold targets with multi-million-ounce gold potential in this highly prospective gold district. Pediment geologists are currently analyzing the database and planning follow-up sampling and permitting. The agreement between Pediment's Mexican subsidiary and three private Mexican owners covers three concessions; Juliana, Juliana 1, and Juliana 2 totaling 700 hectares. The agreement calls for an initial payment of US$30,000 and total payments of US$800,000 over four years. The majority of the purchase price falls in the fourth year. On completion of the payments, Pediment will own 100% of the project with the vendors retaining a 1.0%-1.5% royalty depending on the size of any NI 43-101 compliant mineable reserve discovered on the property. In August 2007, the Company dissolved its option agreement and has not conducted any further work on the property, and has no future plans to do so at this time.

United States vs. Foreign Sales/Assets

The Company has generated no sales revenue since incorporation.

At 9/30/2009, $15,527,466 and $ 15,714,023, respectively, of its assets were located in Canada and Mexico.
At 9/30/2008, $18,416,369 and $11,366,190, respectively, of its assets were located in Canada and Mexico.

4.C. Organization Structure

The Company is incorporated under the laws of British Columbia, Canada.

The Company currently has five wholly-owned subsidiaries:
a. Compania Minera Pitalla, S.A. de C.V.
     Incorporated in Mexico on 8/13/2002
     Acquired on 9/29/2005.
b. Pediment Exploration Mexico S DE RL DE C.V.

Incorporated in Mexico on 3/23/2005
c. Megashear Mining-Exploration, S.A. de C.V.
   Incorporated in Mexico on July 11, 2008
d. Minera Sud California, S.A. de C.V.
   Incorporated in Mexico on July 11, 2008
e. Minexson, S.A. de C.V.
   Incorporated in Mexico on July 11, 2008

4.D. Property, Plant and Equipment

The Company's executive offices are located in leased premises of approximately 1250 sq. ft. at 789 West Pender Street, #720, Vancouver, British Columbia, Canada V6C 1H2. The Company began occupying these facilities in June 2007. The Company rents office space on a month-to-month basis with no annual commitment.

Pediment is a mineral exploration company. The Company's main focus is on exploring two gold/silver projects in Mexico: La Colorada Gold-Silver in Sonora, Mexico; San Antonio Gold, Baja California Sur, Mexico.

The Company's exploration properties are without a known body of commercial ore and all proposed programs are an exploratory search for ore.

San Antonio Project (Formerly Baja California Sur)
100%-Owned Gold Exploration; Baja California, Mexico

Acquisition Details

The San Antonio Project was acquired pursuant to the aforementioned purchase of Pitalla in September 2005. On July 3, 2008, the Company acquired a new group of adjacent concessions in the San Antonio district. The Company won the concessions by making a bid of MXN$12,615,000 pesos (CDN$1,241,568 – paid), and committed to a variable 1 – 3% net smelter royalty.

Property Description and Location
Accessibility, Climate, Local Resources, Infrastructure and Physiography

The San Antonio property currently consists of ten concessions; six of which were originally staked by the Company, and four of which were acquired through two separate transactions: Cirio, Emily, and the group of three concessions called El Triunfo Valle Peridido. The 100% owned project covers 46,627 ha and 14 km (about 9 miles) of favorable geological trend. They are located in the San Antonio mining district located 40 kilometers southeast of La Paz, Mexico, capital city of the State of Baja California Sur. The property is easily accessible by improved gravel roads that extend five kilometers north-northeast of the town of San Antonio located on Highway No 1. Dirt roads provide access throughout the property.

The climate is arid and hot, with an average temperature of 23$^{\mathbf{o}}$C, with lows of 12$^{\mathbf{o}}$C and highs of 35°C. Precipitation averages 170 millimeters, most of it associated with hurricane systems occurring during the period August and September. Vegetation consists of numerous varieties of thorny desert cacti, small shrubs and bushes, including manzanilla, mesquite, and palo verde. Local labor is available in the nearby towns and La Paz. The capital city, with a population of about 170,000, is serviced by daily flights from the United States and other cities in Mexico. Electric power is readily available with a 115 kV power line passing through San Antonio. The northern part of the property is characterized by rounded hills rising from the pediment with elevations ranging from 200-meters to 250-meters above sea level (ASL). The southern part is more rugged with elevations from 400-meters to 600-meters ASL.

<u>Prior Exploration</u>

The Jesuits mined gold and silver in the 1700s from the San Antonio and nearby El Triunfo districts. Old pits and shallow shafts have been noted on the both the Cirio and Emily Concessions. The government geological branch, Consejo De Recursos Minerales (CRM), carried out work in the 1970's consisting of mapping, trenching and limited magnetic and Induced Polarization (IP) surveys which covered portions of the Las Colinas Property. Echo Bay Exploration Inc. (Echo Bay) acquired the concession in the mid-1990s at the same time that they were working on the Paredones Amarillos joint venture, 20 kilometers south. Information on the Echo Bay program is limited to the public documents listed in the Reference section. Echo Bay carried out detailed geological mapping, stream sediment, soil and rock chip sampling, trenching, ground geophysics, airborne geophysics, drilling and metallurgical studies. Drilling of 31 reverse circulation (RC) holes totaling 6,085.5 meters resulted in the estimation of gold mineralizationa. The Company believes that approximately 15% of the historical mineralization is on the adjoining Texcalama Concession to the south that is not currently owned by the Company. Prior to its acquisition in July 2005, Pitalla had not carried out any systematic exploration on the property and their work was limited to compilation and minor rock sampling on the northern extension of the main zone. During the mid 1990s, Echo Bay carried out, airborne magnetics, ground electromagnetics, radiometrics and VLF surveys, ground magnetic and IP surveys, soil sampling, trenching, mapping and drilling. A limited amount of the work is available in the public domain. The radiometric survey is reported to have indicated an anomalous potassium and K/Th ratio response associated with the Las Colinas mineralization. The cataclasite is a relative conductor compared to the diorite and granodiorite. A close correlation between the increased polarization response and the sulphides containing the gold mineralization was noted. The IP survey was run using 100-meter dipole spacing on lines spaced 200-meters apart. Additional lines to the north were run using 50-meter dipoles on 200-meter line spacing. Echo Bay concluded that the IP was successful in outlining the mineralization that was still open to the north beyond the IP coverage. Incomplete results from a soil survey also suggest a continuation of the mineralization to the north. Drill holes SA97-120 and SA97-123 confirm the extension of the mineralization to the north.

La Colorada Project
Optioned Gold-Silver Exploration Property
Sonora, Mexico

<u>Acquisition Details</u>

On October 22, 2007, the Company acquired the La Colorada Gold-Silver Project in Sonora, Mexico, for US$1.1 million and a commitment to pay an additional US$1.65 million over the next two years.

On November 26, 2008, the Company amended the original option agreement dated October 22, 2007 and entered into a revised purchase agreement and option to purchase agreement in to the La Colorada project.

Pursuant to the revised purchase agreement, the Company acquired all concessions except the Sonora IV concession, land and mining equipment agreed to under the original option agreement by making one further payment of US$825,000 (paid), for a total purchase price of US$1.925 million, and granted a net smelter return royalty of 3% if open-pit mined or of 2% if underground mined. The 2% net smelter return royalty on underground production can be purchased by the Company at any time for US$300,000 ($367,380).

The option to purchase agreement granted the Company the option to acquire the Sonora IV concession for 300,000 common shares of the Company on or before October 16, 2009 at a deemed price of $0.50 per share. The Company did not proceed with acquiring the Sonora IV concession and as at the date of this report, negotiations to reinstate the option have not been made.

On February 12, 2008, the Company entered into an option agreement whereby they acquired the right to purchase three additional mineral concessions totalling 852 hectares for a total price of US$800,000 ($223,622 paid). The remaining US$600,000 is due in varying amounts on the anniversary date of the agreement through to February 12, 2013. The contract also includes a 3% NSR to be paid to the vendor should the Company complete the transaction. The 3% NSR could be purchased by the Company at any time for a cash payment of US$200,000:

On May 12, 2009, the Company amended the terms of the aforementioned option agreement, which reduced the total purchase price from US$800,000 to US$600,000 and introduced a portion payable in common shares. The amended schedule of payments is as follows:

Cash:
US$100,000 – February 8, 2008 (Paid – CDN$102,491)
US$100,000 – March 23, 2009 (Paid – CDN$121,131)
US$100,000 – March 3, 2010
US$100,000 – March 3, 2011

Common Shares:
Shares, equivalent to US$50,000 plus 15% IVA – May 28, 2009 (Issued 75,760 common shares valued at CDN $65,745)
Shares, equivalent to US$50,000 plus 15% IVA – March 3, 2010
Shares, equivalent to US$100,000 plus 15% IVA – March 3, 2011

On August 14, 2008, the Company acquired six mineral concessions totalling 218 hectares for $109,688 (paid). These concessions cover 218 hectares and include part of the El Creston pit and adjacent ground, as well as additional exploration potential west of the pit.

Property Description and Location
Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property is located approximately 40 km southeast of Hermosillo, Sonora State, Mexico.

Access to the area is via paved Mexico highway No. 16, with a driving time of approximately 40 minutes from Hermosillo. Hermosillo, the Sonora state capital is located 300 kilometers south of Tucson, Arizona.

Physiographically, the La Colorada Property is located in the rolling western foothills of the Sierra Madre Occidental Mountain Ranges in the northern Sonora Desert climatic region. Its topography is characterized by northerly elongate mountain ranges separated by broad, flat-bottomed valleys. Average valley elevation on the property is 400-meters-to-450 meters above sea level, with hills reaching 650 meters elevation.

La Colorada climate is characterized by a long hot and dry summer with daytime temperatures ranging from 25 to 50ºC, while winter temperatures range from 10ºC to 25ºC. The average annual rainfall is about 25 centimeters with most precipitation during August and between December and March. Water is generally available at a depth of 15-meters-to-20 meters in the numerous shafts and underground workings on the property. Unpaved roads within the property exist and are in good conditions.

Prior Exploration

La Colorada originally operated as a high-grade underground mine, which closed at the start of the Mexican Revolution in 1914. During the period 1993-2000 Eldorado developed a bulk tonnage heap leach operation from several open pits; although the operation was sold in late 2000, production continued by a private Mexican owner until April 2002. La Colorada was until recently Sonora's largest historic gold producer. Currently the La Herradura mine is Sonora's largest producing gold mine.

During the main historic mining period from 1876-1914 the production of more than 3 million ounces of gold was recorded. In 1990 the Mexican Geological Service (SGM) measured 1.5 million tons of tailings that were utilized at the start of the open pit production by Eldorado in 1993. The last formal resource estimates for the open pit project were done by Eldorado in 2000.

Geological Background

The La Colorada gold vein deposits are hosted in a volcano-sedimentary sequence that has been locally altered to skarn by magma intrusions. Veins are focused along east-west and northeast-southwest trending structures that dip to the north and northwest at moderate angles, and cut across the skarn and intrusions. Surface mining was focused along three structures, the upper parts of which flare out into stockwork zones. Eight different structures in the La Colorada mine area appear to have older underground workings in gold bearing quartz veins. Past reports indicated the gold deposits formed under mesothermal or deep epithermal conditions, and implied a genetic relationship to the Cretaceous aged magma intrusions that created the skarn. Recent fluid-inclusion studies on veins indicate a low-temperature regime in the epithermal range, and radiometric age determinations indicate ages younger then those for the Cretaceous period of magma intrusion. In addition to this, recent investigations indicate some veins cut Miocene aged volcanic rocks, which suggests the vein forming period at La Colorada is as young as the veins of the Sierra Madre Occidental gold-silver belt located to the east of La Colorada.

Caborca Project
100%-Owned Silver/Copper/Gold Exploration Property
Sonora, Mexico

Acquisition Details

The Caborca Project was acquired pursuant to the aforementioned purchase of Pitalla in September 2005. Pitalla originally staked 600 hectares covering exposures of oxidized copper mineralization in replacement and skarn zones. Based on recent work, the project has been expanded to almost 14,000 hectares to contain areas prospective for discovery of porphyry mineralization.

Property Description and Location
Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Caborca property consists of three separate concessions: Pitalla, Diana, and Martha. The concessions are located within 25 kilometers of Caborca, Sonora. Each concession covers a particular prospect. The concessions total 1,647 acres. All of the properties are within several hundred meters of paved roads close to the city of Caborca. The climate is arid and hot, with an average temperature of 23°C, with lows of 8°C and highs of 38°C. Precipitation averages 240 millimeters, most of it occurring during the period July to September. Vegetation is typical of the Sonora desert and consists of numerous varieties of thorny desert cacti, such as saguaro and cholla, small shrubs and bushes, including manzanilla, mesquite, ironwood, cat claw and palo verde. The property is characterized by gravel pediment with the hills rising 300 meters above the average elevation of 250 meters ASL. All of the showings and past workings are exposed on the lower slopes of the range. Supplies and equipment are available in Caborca, a city with a population of 120,000. Local labor is available in the nearby villages. Power and water are readily available. Although Caborca has an airport, the nearest scheduled air service is available at Hermosillo which has direct flights to the United States and other Mexican cities.

Prior Exploration

All three concessions have seen limited historical mining. The Lista Blanca Mine on the Pitalla Concession was worked by the Caborca Mining and Development around 1953. The mining was centered on exposures on the lower slopes of the hill over an 80 meters vertical extent. Five ore bodies are reported to occur along the footwall of the Lista Blanca fault and were developed by a 150-meter drift, two shallow shafts and a 100-meter shaft. Access to the drift is by a 40-meter tunnel from the side of the hill. Numerous open cuts are also visible. The ore was treated in a 300 TPD flotation mill but due to poor recoveries, production ceased early on.

Prior to its acquisition in July 2005, Pitalla had not carried out any systematic exploration on the property and their work was limited to data compilation, rock sampling and limited preliminary metallurgical testwork. Additional samples taken from the Lista Blanca Mine in Fall 2004 were submitted for leach tests. Pitalla conducted reconnaissance level rock sampling over the property. Composite grabs were taken from the dumps and representative chips were taken from outcrops and structures showing visible copper. Each sample was described and located using a GPS. The samples taken by Pitalla were sent to recognized laboratories. No special security measures were taken. Copper and silver were assayed using aqua regia acid digestion and either AA or ICP finish. Total copper was reported. Gold was determined by standard fire assay methods (Chemex) or aqua regia digestion and ICP finish (ACT). Acid soluble copper was determined by sulphuric acid leach methods. The laboratory uses a hot sulphuric leach.

During a site visit, two samples were taken, as the copper oxides were clearly visible in all the outcrops. Visually verified was the presence of visible gold found in one of the open cuts on the Pitalla Concession. The samples were prepared and shipped to a Vancouver, British Columbia, Canada laboratory for assay using standard assay techniques. Gold was determined using a 30-gram fire-assay with atomic absorption (AA) finish. Silver was determined by a four acid digestion and AA finish. Copper samples were assayed using acid digestion with AA finish. Copper analyses above 1% were rerun. The samples indicate the presence of copper accompanied by gold, and silver and substantiate the general tenure of the mineralization as reported by Pitalla. Sample M180750 included rocks with visible gold. Samples were sent to a Spokane, Washington, USA, laboratory for bucket leach tests in early 2004 to determine acid soluble copper and recoverable silver using cyanide. For the bucket leach tests the sample is submerged in the acid and checked on a daily basis for free acid. If required, the bucket is drained and the acid replaced. The copper present in the acid is measured using AA techniques. A pulverized sample from the dumps on the Pitalla Concession indicated material copper/silver mineralization. Numerous samples indicated material copper/silver mineralization with gold present. Additional testing was recommended.

From July 30 to October 2007, exploration work was carried out within the Inmet joint venture project, including a induced-polarization geophysical and a diamond-drill program. The objective of this work was to further refine geophysical targets in the valley area, create drill targets and evaluate them. Due to testing of these targets being unsuccessful in locating porphyry copper-gold mineralization, the Company has begun the reduction of the project by dropping concession Pitalla 2, Title number 223534, which covered a surface of 65 hectares (Effective February 27, 2009). The Company anticipates downsizing the project further and is currently evaluating which portions will be cut; however Pediment has determined that the portion encompassing the Lista Blanca zone (drilled in 2006) will be kept.

Cochis Gold Project
100%-Owned Gold Exploration
Sonora, Mexico

Acquisition Details

The Cochis Gold Project was acquired pursuant to the aforementioned purchase of Pitalla in September 2005.

Property Description and Location
Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Cochis project was staked in 2004 and consists of a single concession, El Toro, which is 250 hectares in area. A 30-hectare internal claim held by a third party covers one of the areas of old workings. Cochis is located approximately 70 kilometers northeast of Hermosillo and 15 kilometers from Gaudalupe de Ures which is connected to Hermosillo by Highway #21. Gravel roads and local ranch roads access most areas of the property. The concession was staked to protect 3.5 kilometers of the Cochis fault, a sheared fault zone that has a number of old workings along its length. Associated structures are stone construction with large trees growing through them, indicating they are at least 100 years old. The area north of the fault is underlain by quartzites, shales and limestones assumed to be Cretaceous in age and analogous to the sedimentary units hosting the Santa Gertrudis gold deposit further to the north. Most of the sediments but particularly the quartzite have been thoroughly shattered and altered by silica flooding and sericitization over a broad area near the fault. Widespread limonite indicates suphides were placed hydrothermally throughout the altered zone. Within the fault zone area is an intruding porphyry dyke that roughly follows the fault zone. The dyke is also heavily altered and has large amounts of limonite indicating it had a high sulphide content that is now oxidized near surface. The dyke weathers in but was seen in several places and appears to follow the entire fault zone through the property. South of the fault intrusives are more common, with the fault itself the likely boundary. The Cochis fault zone is complex with at least six different strands and appears to be a large displacement strike-slip fault. The fault channeled the porphyry dike and acted as the conduit for the mineralizing fluids that caused the broad pervasive alteration. Quartz veins are also seen following the fault in several areas and these may have been the target for miners in the past seeking high-grade ores.

Prior Exploration

A number of reconnaissance samples were taken along the fault zone from various structures and alteration areas that averaged about 33 g/t silver and 0.5 g/t gold. In general the area bears many similarities to some sub-classes of the Carlin model, with structurally controlled gold mineralization driven by fault structures cutting sedimentary units and in particular the Getchell model. Gold and silver were anomalous in most samples taken along the 3.5-kilometer strike of the fault covered by the concession. Mineralization is also present in parallel-brecciated fault-zones and cross faults perpendicular to the Cochis fault. Given the widespread gold and silver values and permissive structural framework of the area Pediment plans to follow up with more detailed mapping and a sampling campaign to highlight areas with the best gold silver concentrations at surface for follow up with trenching, drilling and subsurface sampling where old workings can be accessed.

Daniel Project
100%-Owned Gold Exploration Property
Sonora, Mexico

Acquisition Details

The Daniel Project was acquired pursuant to the aforementioned purchase of Pitalla in September 2005.

Property Description and Location
Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Daniel Property consists of four concessions: Daniel, Daniel #1, Daniel #3, and Daniel #4. The property is located 40 kilometers northwest of the city of Caborca, Sonora, Mexico. The concessions total 2350 hectares. The property is reached by 15 kilometers of good dirt roads south of Tajitos from Highway #2 north of Caborca. Most of the concession can be reached by dirt roads, although parts of Daniel #4 have poor road access. The climate is arid and hot, with an average temperature of 23°C, with lows of 8°C and highs of 38°C. Precipitation averages 240 millimeters, most of it occurring during the period July to September. Vegetation is typical of the Sonora desert and consists of numerous varieties of thorny desert cacti, such as saguaro and cholla, small shrubs and bushes, including manzanilla, mesquite, ironwood, cat claw and palo verde. Supplies and equipment are available in Caborca, a city with a population of 120,000. Local labor is available in the nearby villages. Power and water are readily available. Although Caborca has an airport, the nearest scheduled air service is available at Hermosillo which has direct flights to the United States and other Mexican cities. The property is characterized by gravel pediment and low rounded hills rising 100 meters above the average elevation of 250 meters ASL.

Prior Exploration

Historically the area is known as the Coronela District. Old workings are found at the Coronela Mine, Sierrita Mine and Morita Mine. The main focus as evidenced by the older prospecting within the concession area was on veins hosted in the Mesozoic rhyodacites. All workings are very old, and most are partly caved. No water was observed in any of the workings. The historic workings were re-examined by Independence Mining in the early 1990s that carried out mapping, hand trenching and blasting. The results of this work are not currently available. In 1995-1996, Hecla Mining carried out an exploration program in the northwest part of the property and completed five drill holes investigating high–grade quartz veins. The data is not currently available.

Prior to its acquisition in July 2005, Pitalla had not carried out any systematic exploration on the property; and their work was limited to compilation and limited rock sampling. Composite grabs were taken from the dumps and representative chips were taken from outcrops. Pitalla conducted reconnaissance level rock sampling over the property with representative chips taken from outcrops and veins. Where possible the veins were sampled by taking a chip channel across strike. Each sample was described and located using a GPS. During a site visit, four samples were taken from the various dumps and trenches on the property. The samples were prepared, and then assayed using standard assay techniques. Gold was determined using a 30-gram fire-assay with atomic absorption (AA) finish. Silver was determined by a four-acid digestion and AA-finish. The samples indicate the presence of gold and silver and substantiate the general tenure of the mineralization.

Glor Project
La Cien Project
100%-Owned Gold Exploration Property
Sonora, Mexico

In April 2006, the Company announced it had staked two additional concessions in the Mojave-Sonora Megashear.

The 5000-hectare Glor Concession is located 15 kilometers northeast of the city of Caborca, on the west flank of Cerro El Alamo. Historic work has been confined to four main zones, two of which include a cluster of old mine prospects: Liebre zone, San Jose zone, Cinco Amigos, and San Francisco-Bolina zone. The prospect consists of numerous pits, shafts, and tunnels in the south side of Cerro El Alamo except San Jose that is located in shallow pediment cover. The old workings targeted gold in high angle structures (veins) seeking higher-grade material. These will be investigated; though the primary target for the Company is larger disseminated zones in flat lying thrust faults -- the same target deposit type PEZ is exploring for on other Mojove-Sonora Megashear projects. It is expected that these flat lying faults will occur below pediment cover and they will be explored for using pediment geochemistry and geophysics. Mineralization at Glor and Chanate are hosted by a Mesozoic aged sedimentary sequence that is divided into a lower mudstone unit and an upper unit containing sandstone and conglomerate.

The 400-hectare La Cien Concession is in a historic gold district, La Cieniega, located 40 kilometers south of Caborca in northern Sonora State. Large nuggets are still being found there with modern detectors. The La Cien Concession contains Precambrian aged granite and schist cut by an easterly dipping low angle thrust fault. Gold associated with felsic dikes is found in the footwall of the thrust zone. The Company will carry out programs at the La Cien Concession to determine the structure's potential along an observed length of two kilometers, and to look for hidden deposits.

Manuel & Mel Project
100%-Owned Gold Exploration Property
Sonora, Mexico

Acquisition Details

The Manuel & Mel Project was acquired pursuant to the aforementioned purchase of Pitalla in September 2005.

Property Description and Location
Accessibility, Climate, Local Resources, Infrastructure and Physiography

The two concessions are located 110 kilometers northwest of Caborca, just west of Highway #2. The concessions total 2,879 acres. The properties are located eight kilometers west of the Highway #2, 40 kilometers south of Sonoita, which is on the border with Arizona. Gravel and dirt roads provide access to the property from the highway. The climate is arid and hot, with an average temperature of 23°C, with lows of 8°C and highs of 38°C. Precipitation averages 240 millimeters, most of it occurring during the period July to September. Vegetation is typical of the Sonora desert and consists of numerous varieties of thorny desert cacti, such as saguaro and cholla, small shrubs and bushes, including manzanilla, mesquite, ironwood, cat claw and palo verde. Supplies and equipment are available in Sonoita, 40 km to the north or Caborca, 110 kilometers southeast. Local labor is available in the nearby villages. Power and water are readily available from Quitovac. The nearest scheduled air service is available from Tucson or Hermosillo which has direct flights to the United States and other Mexican cities. The property is characterized by gravel pediment with hills rising as high as 600 meters ASL, above the average elevation of 350 meters ASL.

Prior Exploration

There is a decline of unknown age on a quartz vein on the Mel Concession. The Manuel Concession includes the former La Negrita Mine and several other old prospects, including the remnants of a stamp mill. La Negrita developed a one-to-three meter quartz vein hosted by a black andesite. Past production is unknown. Hecla held the concessions in the early 1990s. On the Mel Concession, Hecla drilled four holes to test the quartz vein that had been developed in the past. Results of the drilling are not available. Prior to its acquisition in July 2005, Pitalla's work consisted of compilation and reconnaissance level rock geochemical sampling. One sample, Mlu-1 is located five meters above the vein described previously on the Mel Concession. The remainder of the samples are from Manuel Concession. Composite grabs were taken from the dumps and representative chips were taken from outcrops and veins. Where possible, the veins were sampled by taking a chip channel across strike. Each sample was described and located using a GPS.

Texson Project
100%-Owned Gold Exploration Property
Sonora, Mexico

Acquisition Details

The Texson Project was acquired pursuant to the aforementioned purchase of Pitalla in September 2005.

Property Description and Location
Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property consists of three concessions: Texson #1, and two internal fractions, Texson #2 and Texson #3 centered on historical workings. Four concessions [San Jose, La Cava, Porvenoir and Porvenoir #2], internal to Texson #1, are owned respectively by un-related third parties. The concessions total 7,207 acres. The property is located 150 kilometers northwest of Hermosillo in the State of Sonora, Mexico. Access to the property is by a well-maintained dirt road south of the village of Trincheras, 40 kilometers to the northeast. Trincheras, accessed by paved roads, is 20 kilometers south of Highway #2 which connects Santa Anna and Caborca. Trincheras is on a rail line and a 230 kV electric transmission line crosses the area between the property and Trincheras. Adequate water should be available as irrigation is common throughout the Rio Magdalene Valley. The climate is arid and hot, with an average temperature of 23°C, with lows of 8°C and highs of 38°C. Precipitation averages 240 millimeters, most of it occurring during the period July to September. Vegetation is typical of the Sonora desert and consists of numerous varieties of thorny desert cacti, such as saguaro and cholla, small shrubs and bushes including manzanilla, mesquite, ironwood, cat claw and palo verde. Supplies and equipment are available in Caborca, a city with a population of 120,000. Local labor is available in Trincheras, population 500, and other nearby small towns. Although Caborca has an airport, the nearest scheduled air service is available at Hermosillo which has direct flights to the United States and other Mexican cities. The property is characterized by gravel pediment and low rounded hills rising 50 meters above the average elevation of 700-meters to 800-meters ASL.

Prior Exploration

Records of previous mining activity are sparse. Development of the placers began in the early 1800s and continues today. Minera Secotec S.A. De C.V., an Australian-owned company, carries out dry-washing placer mining in an area five kilometers northeast of the Texson concessions. Previous work on the precious metal veins is evidenced by trenching and shallow workings of unknown age. Phelps Dodge Mining Company (PD) carried out a property examination of the area in 1982 and samples from the Calerita vein returned gold/silver/lead/zinc mineralization. Dump samples from Los Olivos returned gold/silver mineralization, accompanied by minor base metals. Pitalla reports that in 1995, Hecla Mining carried out a stream sediment bulk leach extractable gold (BLEG) survey and a regional mapping program. No follow up was carried out on the resulting BLEG anomalies.

Prior to its acquisition in July 2005, Pitalla had not carried out any systematic exploration on the property and their work was limited to compilation and limited rock sampling. The 25 samples received to date range from trace gold and silver up to material gold/silver mineralization. Lead and zinc values were observed. Three of the more encouraging samples are from the Calerita vein that is located on the El Porvenoir claim very close to the boundary of the Texson Fraction #2 but which dips onto the Texson property. Pitalla conducted reconnaissance level rock sampling over the property. Composite grabs were taken from the dumps and representative chips were taken from outcrops and veins. Where possible, the veins were sampled by taking a chip channel across strike. Each sample was described and located using a GPS.

During a site visit it was noted that the current owner of the San Jose claim, an internal holding, had a diamond drill on site and had installed a temporary hoist over the shaft; nobody was on site during the visit to the area. During the site visit, six samples were taken from the various dumps and trenches on the property. The samples were prepared and assayed using standard assay techniques. Gold was determined using a 30-gram fire-assay with atomic absorption (AA) finish. Silver was determined by a four acid digestion and AA finish. Samples that assayed greater than 100 g/t silver were rerun. Samples that returned greater than 10 g/t gold were rerun using fire assay with gravimetric finish. The samples indicate the presence of gold and silver and substantiate the general tenure of the mineralization.

Valenzuela Project (El Valle)
Gold-Silver Exploration Property
Sonora, Mexico

Acquisition Details

The El Valle concession portion of the Valenzuela Project was acquired pursuant to the aforementioned purchase of Pitalla in September 2005. Surrounded by the aforementioned El Valle concession, the two exploitation concessions (The San Martin concessions) were held under an Option to Purchase dated in 2002. It was agreed to reinstate the original intent with a new agreement that was signed in January 2006. The Company plans to finalize the acquisition of the San Martin concessions but there is no guarantee that they will be successful.

Property Description and Location
Accessibility, Climate, Local Resources, Infrastructure and Physiography

The properties are located 100 kilometers southeast of Cananea in the state of Sonora, Mexico. A paved road runs through the Groupo Mexico's La Caridad open pit porphyry copper mine and mill facility east of Nacozari de Garcia. From there a 20 kilometer gravel road runs to the village of San Juan Del Rio. The property is a further 10 kilometers beyond the village by a dirt road. The climate is arid and hot, typical of the Sierra Madre, with an average temperature of 18°C, with lows of 10°C and highs of 34°C. Precipitation averages 550 millimeters, most of it occurring during the period July to September. Snowfall is common in December and January but does not remain for long on the ground. Vegetation is typical of the foothills of the Sierra Madre and includes oak and pine forests. Supplies and experienced miners are available in the nearby mining community of San Juan Del Rio, population 350, and Cananea, a mining community with a population of 30,000, located 100 kilometers to the north. Power and water are readily available. The nearest scheduled air service is available at Hermosillo which has direct flights to the United States and other Mexican cities. The property is characterized by rugged hills, with elevations ranging from 900 meters ASL to 1180 meters ASL.

Prior Exploration

Production from the Valenzuela Mine began in the 1950s and extended over a five-year period with the mill located near San Juan Del Rio. Minor production also occurred from the nearby Amelia Mine. In the early 1980s Groupo Mexico drilled two or three holes on the top of the ridge to investigate the potential of the vein as a precious metal-bearing silica flux. Results of the drilling are unknown.

Prior to its acquisition in July 2005, Pitalla carried out limited reconnaissance sampling in 2002. An independent sampling program was carried out by SilverCrest Mines Inc. (SilverCrest) in December 2003. SilverCrest assays consisted of both underground and surface samples. Nine of the 48 samples assayed above 0.05 g/t gold or 15 g/t silver. These results suggest the higher silver values are generally limited to the veins. Pitalla conducted reconnaissance level rock sampling over the property. Composite grabs were taken from the dumps and representative chips were taken from outcrops and veins. Where possible the veins were sampled by taking a chip channel across strike. Each sample was described and located using a GPS. SilverCrest samples were taken by an independent Qualified Person. Underground samples consisted of 1-meter to 2-meter wide chips taken along the wall of the drift. Surface samples were taken across the vein or structure. Pitalla samples were prepared in the ALS Chemex facility in Hermosillo and sent to Vancouver, British Columbia, for assay. Standard fire assay procedures, 30-gram sample, with AA finish were used for the gold assays. Silver assays were carried out using aqua regia digestion with an ICP finish. No special security measures were taken. SilverCrest samples were assayed at Chemex in Vancouver using standard fire assay procedures. Sampling by an Independent Qualified Person contracted by SilverCrest substantiates the presence of gold and silver values.

Echo Bay has completed 31 RC holes totaling 6,085.5 meters. Two cross sections, one through the center of the mineralized body and one to the north illustrate the continuation of the mineralization. Echo Bay reports that the drilling was carried out using RC rigs. Not seen were any RC chip trays, core, or drill logs; but, rock chips commonly found near RC holes were found at the hole collars which had been plugged and labeled by Echo Bay.

The sampling method used by Echo Bay in the collection of the trench samples and the RC drilling is not documented but is assumed to follow standard industry practices as it was carried out in 1996 to 1997, under the supervision of competent geologists.

The sample preparation and analysis procedures used at Las Colinas are not available at the present time. During the Las Colinas drill program, Echo Bay was also carrying out drilling programs at the nearby Paredones project and a sample prep lab had been set up on site. Analyses were carried out by Cone Laboratories in Denver using standard fire assay techniques. The Company's engineering firm author is familiar with this lab and it is considered to have an excellent reputation in the industry. It is assumed that similar methods would have been used during the Las Colinas drilling. There is no record of any particular security measures undertaken by Echo Bay. The Company believes that the sampling and analytical procedures were carried out according to industry standards and that the assay results used in the historical resource estimate are considered reliable and representative of the mineralization on the property.

The Company has not verified the database used in the historical resource estimate. During a site visit, eight samples were taken from the various dumps and trenches from the area explored by Echo Bay. In addition, three samples were taken from old workings within several hundred meters of the highway on the south part of the Cirio concession south of San Antonio. The samples were prepared, and then assayed using standard assay techniques. Gold was determined using a 30-gram fire assay with atomic absorption (AA) finish. Silver was determined by a four-acid digestion and AA finish. Although direct comparisons with the Echo Bay sample results are not possible as the Company does not have access to the detailed Echo Bay data, the samples indicate the presence of gold and silver and substantiate the general tenure of the mineralization.

Echo Bay had metallurgical testwork carried out.

Nopal
100% Owned Exploration Property
Sonora, Mexico

The Nopal project is 4,700 ha in size and is located south of the Lluvia de Oro open pit gold mine in the Magdelena area. Sampling by past workers has indicated gold grades of 1-3 grams gold in metamorphic rock below a low angle thrust fault, which determind a classic "Megashear" gold environment.

Roja
100% Owned Exploration Property
Sonora, Mexico

The Roja project is 12,000 ha in size and is located east of the towns of Rayon and Opodepe. Roja protects areas of Precambrian aged granite and Aconchi batholith granodiorite bodies, where thin cover contains fine grained placer gold. Anomalous gold samples also contain weak tungsten and bismuth results, indicating the gold was likely sourced from a Megashear type system.

Effective February 27, 2009, the Company disposed of the Roja property.

Caribe
100% Owned Exploration Property
Sonora, Mexico

The Caribe project is 13, 500 ha in size and is located west of the town of Trincheras and north of Pediment's Texson property. The concession was originally acquired to protect the northern extension of reported vein zones and areas of placer gold in pediment cover that may indicate nearby hard-rock mineralization.

Effective February 27, 2009, the Company disposed of the Caribe property.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited consolidated financial statements of the Company for the years ended September 30, 2009, 2008 and 2007 and the accompanying notes thereto included elsewhere in this Report. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated by forward-looking information due to factors discussed under *ITEM 3.D – Risk Factors* and *ITEM 4.B – Business Overview,* and elsewhere in this Annual Report.

Introduction

Effective 9/29/2005, the Company completed the acquisition of Compania Minera Pitalla, S.A. de C.V. ("Pitalla"), a private Mexican company that owned the aforementioned property interests. Compensation was the issuance of 5.4 million common shares and the agreement to issue an additional 2,500,000 common shares upon the achievement of certain performance standards related to the property interests.

The Company has engaged consultants to act in management capacities in the Vancouver office, as well, outside consultants are engaged to conduct investor relations and promotional activities. In Mexico, the Company engages field workers to conduct geological services on a consulting basis, as it is impractical to hire employees for short intervals of time.

To fund corporate expenses and exploration plans, the Company has issued equity in numerous public/private placements of equity, stock-for-property arrangements, and the exercise of stock options/warrants. At 9/30/2009, the Company had $16,134,293 million in working capital; the Company believes it has sufficient funds to undertake its planned operations and exploration projects at least through Fiscal 2010 and Fiscal 2011.

Financing Time Line
Refer to ITEM #10.A.6

The Company relied upon the exemption from registration in the United States provided by Regulation S for the following equity offerings:

Effective 3/30/2007, the Company completed a non-brokered private placement and issued 1,635,002 units at a price of $0.75 per unit for gross proceeds of $1,226,252. Each unit consisted of one common share and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder to purchase one common share for $1.00 until 9/30/2008. All securities issued were subject to a hold period until 7/31/2007. Share issuance and certain closing costs of $9,752 were incurred by the Company through the private placement.

Effective 5/2/2007, the Company completed a non-brokered private placement of 514,000 units at a price of $0.85 per unit for gross proceeds of $436,900. Each unit consisted of one common share and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder to purchase one common share for $1.05 until 11/2/2008. All securities issued were subject to a hold period until 9/3/2007. Share issuance and certain closing costs of $14,762 were incurred by the Company in respect of the private placement.

Effective 8/21/2007, the Company completed a private placement of 4,000,000 units at a price of $1.50 per unit for gross proceeds of $6,000,000. The private placement was oversubscribed by 50,000 units for additional gross proceeds to the Company of $75,000. Each unit consisted of one common share and one-half of one share purchase warrant, each whole warrant entitling the holder to purchase one common share at a price of $2.00 per share until 2/21/2009. In connection with the private placement, the Company paid PI Financial Corp. and Haywood Securities Inc. an aggregate of $325,050 and issued 60,500 units (at a price of $1.50 per unit) and 307,200 finders' warrants. Each finders' warrant was exercisable to acquire one common share at a price of $2.05 per share until 2/21/2009 and each unit had the same terms as the units described in this paragraph.

Effective 12/3/2007, the Company completed a private placement of 5,849,300 units at a price of $3.00 per unit for gross proceeds of $17,547,900. Each unit consisted of one common share in the capital of the Company and one-half of one share purchase warrant with each whole warrant entitling the holder to purchase one additional common share in the capital of the Company at a price of $3.75 per share until 6/3/2009. In connection with the private placement, the Company paid to six registered dealers as finder's fees an aggregate of $425,520 and issued 101,000 units (at a deemed issue price of $3.00 per unit) and 261,965 finders' warrants. Each finder's warrant was exercisable to acquire one common share of the Company at a price of $3.80 per share until 6/3/2009, and each unit has the same terms as the units described in this paragraph. All securities issued under the private placement were subject to a four-month hold period and were not tradable in Canada until 4/4/2008.

Effective 9/30/2009, The Company completed a private placement of 3,223,000 units at a price of $0.75 per unit for gross proceeds of $2,417,250. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant is exercisable to acquire one additional common share at a price of $0.90 per share until March 30, 2011. The Company paid a finder's fee in respect of the placement of the units in the form of a cash fee of 6.0% of the gross proceeds of the offering and 257,840 finder's warrants, each finder's warrant being exercisable to acquire one additional unit (the "finder's fee units") at a price of $0.83 per finder's fee unit until March 30, 2011. Each finder's fee unit entitles the holder to purchase one common share and one-half of one share purchase warrant. Each whole warrant will then entitle the holder to purchase one further common share at a price of $0.90 per share until March 30, 2011. The subscriber was a prominent Mexican businessman with extensive business dealings and investments, including Mexican based mining operations.

Fiscal 2009 Ended September 30, 2009 vs. Fiscal 2008

The Company recorded a net loss and comprehensive loss of $3,273,010 for the year ended September 30, 2009 ($0.08 loss per share) compared to a net loss and comprehensive loss of $7,791,824 ($0.20 loss per share) in the same period in 2008, a decrease in net loss and comprehensive loss of $4,518,814, as explained in the following paragraphs.

Salaries expense and consulting fees were $1,207,198 in fiscal year 2009 compared to $1,189,413 in the same period in 2008, an increase of $17,785. The Company paid a bonus to a director in the amount $250,000 during the third quarter 2008. The Company hired additional consultants in 2009 compared to 2008 in order to help the Company to continue to progress through the advanced exploration stage.

Stock-based compensation, a non-cash item, is recorded when previously granted options vest. This expense was $1,130,920 in the year ended September 30, 2009 compared to $4,331,565, in the same period in 2008, a decrease of $3,200,645. Less options vested in the year ended September 30, 2009 when compared to the same period in 2008.

Travel and investor relations expenses were $504,068 in the fiscal year ended September 30, 2009 compared to $471,438 in the same period 2008, an increase of $32,630. The Company has increased its level of shareholder information while reducing the level of travel to and from its operations in Mexico.

Transfer agent and filing fees was $131,685 in the year ended September 30, 2009 compared to $53,767 in the same period in 2008, an increase of $77,918. In 2009, the Company incurred additional listing fees as a result of moving to the Toronto Stock Exchange (TSX).

Investment and other income was $365,461 in the year ended September 30, 2009 compared to $679,442 in the same period in 2008, a decrease of $313,981 due to decreasing interest rates and the change in the average annual account balances that are held with major Canadian chartered banks.

During the year ended September 30, 2009 the Company expended $37,775 on property costs compared to $nil in the same period in 2008, an increase of $37,775. These costs relate to annual taxes for the basic maintenance of the concessions relating to the other projects held by the Company, which were written down to $4 in the previous year.

Legal and audit fees was $262,237 in the year ended September 30, 2009 compared to $390,138 in the year ended September 30, 20008, a decrease of $127,901. In 2008, the Company incurred additional accounting expenses due to the preparation and completion of an audit of internal controls over financial reporting.

The September 30, 2009 and 2008 Canadian dollar and Mexican Peso exchange rates were 12.57 and 10.35, respectively. The September 30, 2009 and 2008 Canadian and US Dollar exchange rates were 1.06 and 1.07, respectively. The $583,875 change in foreign exchange is a result of the reasonably unchanged year end rates from the year ended September 30, 2008 and the relatively stable dollar in comparison to the higher volatility in exchange rates that were experienced during the year ended September 30, 2008.

Liquidity and Capital Resources

At 9/30/2009, the Company had working capital of $16,134,293 compared to its 9/30/2008 working capital of approximately $18,783,325. The Company is able to meet its past and ongoing financial obligations at this time.

Cash used in Fiscal 2009 Operating Activities totaled ($2,064,775), including the ($3,273,010) Net Loss. The significant adjustment of $1,130,920 relates to stock-based compensation. Cash Used in Fiscal 2009 Investing Activities was ($2,728,939), predominately for mineral property expenditures, which consisted of ($2,446,074). Cash provided from Fiscal 2009 Financing Activities was $2,352,795, primarily due to the aforementioned financing and exercise of stock-options, which consisted of $2.342.518, and the receipt of $10,277 owing from related parties.

The Company's only expected cash inflows for Fiscal 2010 is interest income relating to the Company's short-term investments, which is not expected to be significant. The Company's cash outflows are estimated to be roughly $1,000,000 relating to general and administrative expenses and $7,400,000 relating to the acquisition and exploration of mineral properties.

Fiscal 2008 Ended September 30, 2008 vs. Fiscal 2007

Operating expenses increased to $6,809,169 from $2,132,635. The increase is due to a $3,697,199 increase in stock-based compensation which increased from $634,366 in 2007 to $4,331,565 in 2008. Consulting fees increased in 2008 as the Company increase the level of consultants retained in order to advance the Company's exploration. Legal and audit fees increased as the Company incurred additional legal expenses due to the La Colorada acquisition and the additional concessions surrounding the San Antonio project and developing and testing its internal controls in order to meet the requirements under the Sarbanes-Oxley Act.

Other Income (Expenses) increased to ($917,085) compared to ($475,869). The increase from prior year is due to the write-off of certain mineral properties in the amount of $2,099,553 (2007-333,846). With the exception of the San Antonio and La Colorada projects, the Company wrote down its' mineral properties to $4.

Investment and other income are a function of the Company's cash and cash equivalents and short-term investments balances. The Company completed a CAD $17.5 million private placement during the 2008 fiscal year, which resulted in investment and other income to increase to $679,442 (2007-$187,156).

During the 2008 fiscal year, the Company recorded a $503,026 foreign exchange gain. Significant foreign exchange gains/(losses) arise as a result of the Company incurring the majority of expenditures in US dollars and in the Mexican Peso. The foreign exchange gain that was recorded during the year ended September 30, 2008 was a result of the Company advancing funds totaling CDN $10,777,441 to its Mexican subsidiaries, which was subsequently used to settle the Company's liabilities that were incurred in both US dollars and Mexican Pesos.

Net Loss for Fiscal 2008 was ($7,791,824) or ($0.20) per share. Net Loss for Fiscal 2007 was ($2,608,504) or ($0.10) per share.

For the Company's exploration activities, there is no production, sales or inventory. The recoverability of costs capitalized to mineral properties and the Company's future financial success is dependent upon the extent to which it can discover mineralization and the economic viability of developing such properties. Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. Many of the key factors are outside of the Company's control.

The Company knows of no trends, demands, commitments, events or uncertainties outside of the normal course of business that may result in the Company's liquidity either materially increasing or decreasing at the present time or in the foreseeable future. Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs and overall market conditions for smaller resource companies. The Company is not aware of any seasonality in the business that have a material effect upon its financial condition, results of operations or cash flows other than those normally encountered by public reporting junior resource companies. The Company is not aware of any changes in the results of its operations that are other than those normally encountered in its ongoing business.

Liquidity and Capital Resources

At 9/30/2008, the Company had working capital of $18,783,325 compared to its 9/30/2007 working capital of approximately $10,144,238. The Company is able to meet its past and ongoing financial obligations at this time.

Cash used in Fiscal 2008 Operating Activities totaled ($1,844,821), including the ($7,791,824) Net Loss. Significant adjustments included $4,331,565 in stock-based compensation, $2,099,553 write-off of mineral properties, and ($574,870) in changes in non-cash working capital balances related to operations. Cash Used in Fiscal 2008 Investing Activities was ($9,643,787), predominately for mineral property expenditures, which consisted of ($9,621,248). Cash provided from Fiscal 2008 Financing Activities was $19,360,616, primarily due to the aforementioned financings, which consisted of $19,347,525, and the receipt of $13,091 owing from related parties.

5.C. Research and Development, Patents and Licenses, etc.
5.D. Trend Information
5.E. Off-Balance Sheet Arrangements
  --- Nothing Responsive to Disclose ---

5.F. Tabular Disclosure of Contractual Obligations

Exploration licenses: The Company holds, or is in the final stages of application for, exploration licenses in Mexico. Licenses have commitments for exploration expenditures in the 2010 calendar year of approximately $200,000.

Acquisitions: In connection with the purchase of Pitalla, the Company issued 5,549,998 common shares (including finder's fee). The Company is contingently obligated to issue a further 2,500,000 common shares upon the achievement of certain performance standards related to the property interests. The performance standards of the purchase agreement state that the Company is obligated to issue an additional 2,500,000 shares prior to December 31, 2011 if an aggregate of one million ounces of gold or gold equivalents are determined to be situated on three or fewer of the acquired properties, of which 500,000 ounces or equivalent must be in a single property. On December 4, 2008, the Company issued the 2,500,000 shares pursuant to the Pitalla purchase agreement at a fair market value of $0.47 per share for a total value of $1,175,000.

On July 3, 2008, the Company acquired a new group of adjacent concessions in the San Antonio district. The Company won the concessions by making a bid of MXN$12,615,000 pesos (CDN$1,241,568 – paid), and committed to a variable 1 – 3% net smelter royalty.

On October 22, 2007, the Company acquired the La Colorada Gold-Silver Project in Sonora, Mexico, for US$1.1 million and a commitment to pay an additional US$1.65 million over the next two years.

On November 26, 2008, the Company amended the original option agreement dated October 22, 2007 and entered into a revised purchase agreement and option to purchase agreement in to the La Colorada project.

Pursuant to the revised purchase agreement, the Company acquired all concessions except the Sonora IV concession, land and mining equipment agreed to under the original option agreement by making one further payment of US$825,000 (paid) for a total purchase price of US$1.925 million, and granted a net smelter return royalty of 3% if open-pit mined or of 2% if underground mined. The 2% net smelter return royalty on underground production can be purchased by the Company at any time for US$300,000 ($367,380).

The option to purchase agreement granted the Company the option to acquire the Sonora IV concession for 300,000 common shares of the Company on or before October 16, 2009 at a deemed price of $0.50 per share. The Company did not proceed with the acquisition of the Sonora IV concession.

On February 12, 2008, the Company entered into an option agreement whereby they acquired the right to purchase three additional mineral concessions totalling 852 hectares for a total price of US$800,000 ($223,622 paid). The remaining US$600,000 is due in varying amounts on the anniversary date of the agreement through to February 12, 2013. The contract also includes a 3% NSR to be paid to the vendor should the Company complete the transaction. The 3% NSR could be purchased by the Company at any time for a cash payment of US$200,000.

On May 12, 2009, the Company amended the terms of the aforementioned option agreement, which reduced the total purchase price from US$800,000 to US$600,000 and introduced a portion payable in common shares. The amended schedule of payments is as follows:

Cash:
US$100,000 – February 8, 2008 (Paid – CDN$102,491)
US$100,000 – March 23, 2009 (Paid – CDN$121,131)
US$100,000 – March 3, 2010
US$100,000 – March 3, 2011

Common Shares:
Shares, equivalent to US$50,000 plus 15% IVA – May 28, 2009 (Issued 75,760 common shares valued at CDN $65,745)
Shares, equivalent to US$50,000 plus 15% IVA – March 3, 2010
Shares, equivalent to US$100,000 plus 15% IVA – March 3, 2011

On August 14, 2008, the Company acquired six additional mineral concessions totaling 218 hectares for $109,688 (paid).

Other than disclosed above, we do not have any contractual obligations and commitments as of 11/30/2009 that will require significant future cash outlays.

5.G. Safe Harbor.
   --- Nothing Responsive to Disclose ---

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Table No.3
Directors and Senior Management
November 30, 2009

Name	Age	Date First Elected or Appointed
Andre Audet, Director (2) (3)	48	February 2005
Dayna Leigh, Corporate Secretary (1)	27	April 2007
Gary Freeman, President/CEO/Director (4)	52	March 2005
Michael Halvorson, Director	64	March 2006
Leonard Harris, Director (2)(3)	82	September 2008
Melvin Herdrick, VP Exploration/Director (5)	67	September 2005
Scott Kelly, VP Finance (7)	35	April 2008
Larry Okada (2) (8)	60	March 2009
John Seaman, Chief Financial Officer (6)	42	May 2007
Chris Theodoropoulos, Director (3) (8)	54	March 2007
(1) Mrs. Leigh spends full-time on the affairs of the Company (2) Member of Audit Committee (3) Member of Compensation Committee (4) Mr. Freeman spends full time on the affairs of the Company (5) Mr. Herdrick spends full time on the affairs of the Company (6) Mr. Seaman spends about 10% of his time on the affairs of the Company (7) Mr. Kelly spends full-time on the affairs of the Company (8) Member of Corporate Governance Committee		

André D. Audet, Director, has over twelve years experience in the stockbrokerage industry and in corporate management/directorships of public mineral exploration companies. Mr. Audet currently holds titles with a number of companies including; President, CEO and Director of Everton Resources Inc. since December 2003, Chairman of the Board for Majescor Resources Inc. and prior to the appointment of Chairman, President, CEO and Director since April 2004 and Vice President, CEO and Director from August 1999 to April 2004, President and Director of Pan Caribbean Minerals Inc. since August 2008, Director of NQ Exploration Inc. and Mazorro Resources Inc. since August 2008, Chairman of the Board for Adventure Gold Inc. since August 2007, and Director of Metco Resources Inc. since February 2005. In the past, Mr. Audet has served as Director for several public mineral exploration companies since 2003 including Blue Note Mining Inc., Patrician Diamonds Inc., Phoenix Matachewan Mines Inc. and Forest Gate Resources.

Gary Freeman, President, CEO, and Director, has over 25 years experience in finance and marketing with a specialty in reorganizing companies. He was appointed a Director in March 2005 and President/CEO in July 2005. From March 2000 to September 2004, Mr. Freeman was engaged as a consultant to several public companies, including Cardero Resource Corp. and Athlone Energy Ltd. (from September 2001 to December 2003). From October 1996 to February 1999, Mr. Freeman provided investor relations' services to Palmer Resources Ltd. Mr. Freeman currently holds titles with a number of companies including: Director of Pan Caribbean Minerals Inc. since August 2008, President, CEO and Director of Ethos Capital Corp. since May 2007, Director of Volcanic Capital Corp. since March, 2009, President of Indico Resources Limited since September 2009, and President, CEO and Director of Becker Gold Mines Ltd. since June 2007. Past Directorships include: Excalibur Resources Ltd from March 2006 to November 2006, Wealth Minerals Ltd. from June 2003 to November 2006, GFK Resources Inc. from December 2008 to August 2009 and Bowmore Exploration Ltd. from September 2005 to July 2007.

Michael Halvorson, Director, has wide financial industry experience with nearly forty years experience in the stockbrokerage and real estate industries. He has been a financial consultant and a Director to numerous natural resource companies. He formed and has headed Halcorp Capital Ltd., an Alberta-based financial consulting firm since 1980. In addition to his directorship with Pediment, he is a director of several other publicly-traded natural resource companies including Strathmore Minerals Corp., Esperanza Silver Corporation, Fission Energy Corp., Galena International Resources Ltd., Orezone Gold Corporation, and Novus Energy Inc.

Leonard Harris, Director since September 2008, has over 50 years experience in the mining industry that spans across all continents. Mr. Harris has held a number of prominent positions with major gold companies in Latin America and has also chaired industry standards organizations such as the Mining Task Force of the Chamber of the Americas and the International Committee of the SME. Mr. Harris has been honored with a number of awards including the Gold Medal from the Mining & Metallurgical Society of America, The Medal of Merit from the American Hall of Fame and Engineer of the Year award from the Peruvian Society of Engineers. Mr. Harris is currently on the Board of Directors for Alamos Gold Inc., Aztec Metals Corp., Canarc Resource Corp., Cardero Resource Corp., Castle Gold Corporation, Endeavour Silver Corp., Golden Arrow Resources Corporation, Indico Resources Limited, Solitario Exploration & Royalty Corp., and Sulliden Exploration Inc.

Melvin Herdrick, VP Exploration and Director, is a professional geologist with over thirty years experience, including seven years as the Chief Geologist for Phelps Dodge in Mexico from 1994 to 2002. In 2002, Mr. Herdrick founded Pitalla, the private Mexican company that Pediment acquired in July 2005. He was appointed VP Exploration of Pediment in April 2007 and a Director of Pediment in November 2005. Mr. Herdrick is also a Director of Pan Caribbean Minerals Inc since August 2008.

Scott Kelly, VP Finance has been with the Company since April 2008. Mr. Kelly has an accounting and finance background and his qualifications include over five years of working with publicly listed companies. Mr. Kelly is also the CFO for Ely Gold & Minerals Inc. since April 2005 and the CFO for Becker Gold Mines Ltd. since January 2007. Mr. Kelly received his Bachelor of Commerce degree from Royal Roads University in September 2001.

Dayna Leigh (formerly Dayna Caouette), Corporate Secretary, has four years experience as an executive/marketing assistant with mineral exploration firms. From June 2006 until April 2007, she was an executive assistant with the Company. Since May 20, 2008 she has been the Corporate Secretary for Becker Gold Mines Ltd.

Larry Okada, Director since March 2009, is currently the Chief Financial Officer of BCGold Corp., and has been involved with numerous public mining companies listed on the TSXV over the past 32 years. He is a Chartered Accountant in British Columbia (1976) and Alberta (1989) as well as a Certified Public Accountant in Washington State (2000). Mr. Okada has been in public practice with Deloitte & Touche LLP, his own firm, Staley, Okada & Partners and PricewaterhouseCoopers LLP over the past 35 years. Mr. Okada sits on various committees with the Institute of Chartered Accountants of British Columbia. Mr. Okada is also a Director of Forum Uranium Corp. since October 2009, and CFO of BCGold Corp. since August 2008.

John Seaman, Chief Financial Officer since May 2007, has also been the Chief Financial Officer and Director of Premier Gold Mines Limited, a mineral exploration company, since August, 2006. From 1992 to July 2008, he served as the Controller for Apex Investigation & Security Inc. (private security firm) and currently serves as its President and Chief Executive Officer. Effective December 10, 2009 Mr. Seaman became CEO of Galena Capital Corp. Mr. Seaman serves as an independent director of several TSXV listed companies, including Valor Ventures Inc., Galena Capital Corp., QRS Capital Corp., Wolfden Resources Inc. and MBMI Resources Inc. From October 8, 2002 to May 11, 2007, Mr. Seaman served as the Chief Financial Officer of Wolfden Resources Inc., a mineral exploration company listed on the TSX. Mr. Seaman received a Bachelor of Education degree from Lakehead University in April 1993 and a Bachelor of Science degree in April 1990.

Chris Theodoropoulos, Director since March 2007, has been a barrister/solicitor since receiving his civil law degree (BCL) in 1981 and his common law degree in 1982. For the past 20 years, he has practiced principally in the fields of corporate, securities, mining and commercial law involving publicly traded companies. Since July 2006, he has been Director and Chairman of the Board of Africo Resources Ltd. He was Associate Counsel with the firm of Getz Price Wells LLP, a law firm in Vancouver, BC, from November 2003 until March 2007; and an independent legal and business consultant from 1996 to November 2003. Mr. Theodoropoulos also serves as a director for Novra Technologies Inc since Sept 2003, Gold Quest Mining Corp since December 2005, Pier 1 Network Enterprises Inc .since December 2005, Ethos Capital Corp. since March 2007 and Becker Gold Mines Ltd since May 2008.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

Despite the Company's Senior Management spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.

No Director and/or Senior Management has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony. verify

Except as disclosed below, during the last five years, no material Canadian/USA regulatory actions were taken against any officer/director or companies they were affiliated with.

The Company is a reporting issuer in the Canadian Provinces of British Columbia, Alberta and Ontario. As such it is subject to disclosure regulations contained in Canadian National Instrument 43-101 ("43-101") relating to technical disclosure relating to mineral properties and mining projects. By a letter dated September 22, 2009 the Company was advised by the British Columbia Securities Commission (the "Commission") that the Commission had concluded that the Company's disclosure record did not comply with 43-101 and, as a result, the Company has been placed on the Commission's Defaulting Issuers List. Following discussions with and receipt of further guidance from the Commission, the Company prepared and filed the following updated technical reports:

- "Geological Report on the La Colorada Property with a Resource Estimate on La Colorada and El Creston Mineralized Zones, Sonora, Mexico" dated November 30, 2009; and

- "Technical Report and Resource Update, San Antonio Gold Project, Baja Californial Sur" dated November 29, 2009.

With the filing of these updated reports and related news releases and material change reports, the Commission removed the Company from its Defaulting Issuers List. No other notices, fines or other enforcement action resulted from this matter.

There are no family relationships between any Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B. Compensation

Director Compensation

Effective October 1, 2008, the Company began paying Directors fees and Committee fees on a quarterly basis. At the end of each Fiscal Quarter, each director receives a cash payment of CDN$2,500 as a Directors fee and an additional CDN$1,000 for each Committee the Director is a member of (Compensation Committee, Audit Committee and Corporate Governance Committee). Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Total cash compensation accrued and/or paid (directly and/or indirectly) (refer to ITEM #7B for information regarding indirect payments) to all Directors during Fiscal 2009 Ended 9/30/2009 was $571,330.

The following table details compensation paid/accrued for Fiscal 2009 Ended September 30th for the Directors.

Table No. 4
Director Compensation

Name	Fees Earned[3] (CDN$)	Option-based Awards[1] (CDN$)	All Other Compensation (CDN$)	Total (CDN$)
Andre Audet	$18,000	$42,079	Nil	$60,079
Gary Freeman	N/A	$190,504	$240,000[6]	$430,504
Michael Halvorson	$10,000	$42,509	Nil	$52,509
Leonard Harris	$15,000	$43,083	Nil	$58,083
Melvin Herdrick	N/A	$42,079	$196,441[6]	$238,520
Chester Millar[5]	$10,000	$43,083	Nil	$53,083
Larry Okada	$7,000	$42,079	Nil	$49,079
Chris Theodoropoulos	$16,000	$76,145	$50,000[4]	$142,145
Peter Wong[2]	$7,000	Nil	Nil	$7,000

(1) The fair value of option-based awards which are vested is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and expected life of the options. The fair value of options granted on December 12, 2008 is $0.61547 and the fair value of the options granted to Directors and Officers on May 11, 2009 is $0.60113. These options all vested upon grant.

(2) Peter Wong ceased to be a Director of the Company on March 20, 2009

(3) The amounts listed in this column relate to Directors' and Committee fees that were implemented at the beginning of Fiscal 2009. At the end of every quarter independent Directors are compensated with $2,500 in Directors' fees and an additional $1,000 for each Committee that they serve on.

(4) $50,000 was paid to 143 Investments Ltd., a private company 100% owned by Chris Theodoropoulos, for legal consulting fees provided.

(5) Chester Millar ceased to be a Director and Chairman of the Company on November 20, 2009.

(6) These amounts relate to consulting fees

The following table sets forth details of the value vested or earned for all incentive plan awards during Fiscal 2009 Ended September 30th by Directors.

Table No. 5
Directors
Value Vested or Earned for Incentive Plan Awards
During the Most Recently Completed Financial Year

Name	Option-based awards Value vested during the year [1](CDN$)	Share-based awards – Value vested during the year (CDN$)	Non-equity incentive plan compensation - Value earned during the year (CDN$)
Andre Audet	$42,079	N/A	N/A
Gary Freeman	$190,504	N/A	N/A
Michael Halvorson	$42,509	N/A	N/A
Leonard Harris	$43,083	N/A	N/A
Melvin Herdrick	$42,079	N/A	N/A
Chester Millar[2]	$43,083	N/A	N/A
Larry Okada	$42,079	N/A	N/A
Chris Theodoropoulos	$76,145	N/A	N/A

(1) The fair value of option-based awards which are vested is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and expected life of the options. The fair value of options granted on December 12, 2008 is $0.61547 and the fair value of the options granted to Directors and Officers on May 11, 2009 is $0.60113. These options all vested upon grant.

(2) Chester Millar resigned as a director and Chairman of the Company on November 20, 2009

Senior Management Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) (refer to ITEM #7B for information regarding indirect payments) to all Senior Management during Fiscal 2009 Ended 9/30/2009 was $131,500.

The following table details compensation paid/accrued for Fiscal 2009 Ended September 30th for the Senior Management and Directors.

Table No. 6
Senior Management Compensation

Name and Principal Positions	Year	Salary (CDN$)	Share-based awards (CDN$)	Option-based awards (CDN$)[2]	Non-equity incentive plan compensation (CDN$)		Pension value (CDN$)	All other compensation (CDN$)[1]	Total compensation (CDN$)
					Annual incentive plans	Long-term incentive plans			
Gary Freeman, President/CEO	2009	Nil	N/A	$190,504	N/A	N/A	N/A	$240,000	$430,504
Melvin Herdrick, VP Exploration	2009	$196,441	N/A	$42,079	N/A	N/A	N/A	Nil	$238,520
John Seaman, CFO	2009	Nil	N/A	Nil	N/A	N/A	N/A	$13,500	$13,500
Scott Kelly, VP Finance	2009	Nil	N/A	$43,083	N/A	N/A	N/A	$66,000	$109,083
Dayna Leigh, Corporate Secretary	2009	$55,000	N/A	$30,057	N/A	N/A	N/A	Nil	$85,057

(1)   All Other Compensation consisted of consulting fees.

(2)   The fair value of option-based awards which are vested is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and expected life of the options. The fair value of options granted on December 12, 2008 is $0.61547 and the fair value of the options granted to Directors and Officers on May 11, 2009 is $0.60113. These options all vested upon grant

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by Senior Management.

Table No. 7
Senior Management
Value Vested or Earned for Incentive Plan Awards
During the Most Recently Completed Financial Year

Name	Option-based awards Value vested during the year [1](CDN$)	Share-based awards – Value vested during the year (CDN$)	Non-equity incentive plan compensation - Value earned during the year (CDN$)
Gary Freeman, President/CEO	$190,504	N/A	N/A
Melvin Herdrick, VP Exploration	$42,079	N/A	N/A
John Seaman, CFO	Nil	N/A	N/A
Scott Kelly, VP Finance	$43,083	N/A	N/A
Dayna Leigh, Corporate Secretary	$30,057	N/A	N/A

 (1) The fair value of option-based awards which are vested is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and expected life of the options. The fair value of options granted on December 12, 2008 is $0.61547 and the fair value of the options granted to Directors and Officers on May 11, 2009 is $0.60113. These options all vested upon grant.

Options/SARs Granted/Cancelled During The Most Recently Completed Fiscal Year

At the beginning of Fiscal 2009 Ended 9/30/2009, the most recently completed fiscal year; there were 3,642,500 stock options outstanding. During Fiscal 2009, 1,720,000 stock options were granted to Senior Management, Directors, and employees/consultants. During Fiscal 2009, no SARs (stock appreciation rights) were granted. During Fiscal 2009, 132,500 stock options were exercised, 1,457,500 stock options were cancelled, forfeited and/or expired, and none were re-priced.

Table No. 8
Stock Option Grants
Fiscal 2009 Ended 9/30/2009

Name	Number of Options Granted	Percent of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Market Value Of Common Shares On Date of Grant
Senior Management and Directors						
Andre Audet	70,000	4.07%	CDN$0.84	05/11/2009	05/11/2014	CDN$0.84
Dayna Leigh	50,000	2.91%	CDN$0.84	05/11/2009	05/11/2014	CDN$0.84
Gary Freeman	80,000	4.65%	CDN$0.60	12/12/2008	12/12/2013	CDN$0.68
Gary Freeman	235,000	13.66%	CDN$0.84	05/11/2009	05/11/2014	CDN$0.84
Michael Halvorson	30,000	1.74%	CDN$0.60	12/12/2008	12/12/2013	CDN$0.68
Michael Halvorson	40,000	2.33%	CDN$0.84	05/11/2009	05/11/2014	CDN$0.84
Leonard Harris	70,000	4.07%	CDN$0.60	12/12/2008	12/12/2013	CDN$0.68
Melvin Herdrick	70,000	4.07%	CDN$0.84	05/11/2009	05/11/2014	CDN$0.84
Scott Kelly	70,000	4.07%	CDN$0.60	12/12/2008	12/12/2013	CDN$0.68
Chester Millar	70,000	4.07%	CDN$0.60	12/12/2008	02/20/2010	CDN$0.68
Larry Okada	70,000	4.07%	CDN$0.84	05/11/2009	05/11/2014	CDN$0.84
Chris Theodoropoulos	55,000	3.20%	CDN$0.84	05/11/2009	05/11/2014	CDN$0.84
Chris Theodoropoulos	70,000	4.07%	CDN$0.60	12/12/2008	12/12/2013	CDN$0.68
Employees and Consultants	360,000	20.93%	CDN$0.60	12/12/2008	12/12/2013	CDN$0.68
Employees and Consultants	200,000	11.63%	CDN$0.90	05/04/2009	05/04/2011	CDN$0.86
Employees and Consultants	100,000	5.81%	CDN$0.90	05/04/2009	05/04/2012	CDN$0.86
Employees and Consultants	80,000	4.65%	CDN$0.84	05/11/2009	05/11/2010	CDN$0.84
TOTAL	**1,720,000**	**100%**				

Options/SARs Exercised During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, 132,500 stock options were exercised by Senior Management, Directors, and employees/consultants. No SARs (stock appreciation rights) were exercised during this period.

Table No. 9
Stock Option Exercises in Fiscal 2009 Ended 9/30/2009

Name	Number of Common Shares Acquired	Aggregate Value Realized
Senior Management and Directors		
Dayna Leigh	12,500	$6,875
Chester Millar	70,000	$23,100
Employees and Consultants	50,000	$22,125
TOTAL	**132,500**	**$52,100**

Stock Options Outstanding at Fiscal Year End and Stock Option Values at Fiscal Year End

The following table gives certain information concerning stock option outstanding at September 30, 2009.

Fiscal Year End Stock Options Outstanding

Fiscal Year End Stock Option Values

Name	Option exercise price	Option expiration date	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options un-exercisable	Value of unexercised in-the-money stock options exercisable	Value of unexercised in-the-money stock options unexercisable
Gary Freeman	$0.80	04/25/2011	285,000	0	$42,750	N/A
Gary Freeman	$1.60	06/17/2013	100,000	0	Nil	N/A
Gary Freeman	$0.60	12/12/2013	80,000	0	$28,000	N/A
Gary Freeman	$0.84	05/11/2013	235,000	0	$25,850	N/A
Melvin Herdrick	$0.50	07/21/2010	25,000	0	$11,250	N/A
Melvin Herdrick	$0.80	04/25/2011	30,000	0	$4,500	N/A
Melvin Herdrick	$0.55	08/02/2011	25,000	0	$10,000	N/A
Melvin Herdrick	$0.60	02/12/2012	50,000	0	$17,500	N/A
Melvin Herdrick	$1.60	06/17/2013	100,000	0	Nil	N/A
Melvin Herdrick	$0.84	05/11/2014	70,000		$7,700	
Michael Halvorson	$0.80	04/25/2011	100,000	0	$15,000	N/A
Michael Halvorson	$0.55	08/02/2011	100,000	0	$40,000	N/A
Michael Halvorson	$1.60	06/17/2013	50,000	0	Nil	N/A
Michael Halvorson	$0.60	12/12/2013	30,000	0	$10,500	N/A
Michael Halvorson	$0.84	05/11/2014	40,000	0	$4,400	N/A
Chris Theodoropoulos	$0.73	03/23/2012	37,500	0	$8,250	N/A
Chris Theodoropoulos	$1.60	06/17/2013	50,000	0	Nil	N/A
Chris Theodoropoulos	$0.60	12/12/2013	70,000	0	$24,500	N/A
Chris Theodoropoulos	$0.84	05/11/2014	55,000	0	$6,050	N/A
Andre Audet	$1.60	06/17/2013	50,000	0	Nil	N/A
Andre Audet	$0.84	05/11/2014	70,000	0	$7,700	N/A
Leonard Harris	$0.60	12/12/2013	70,000	0	$24,500	N/A
Larry Okada	$0.84	05/11/2014	70,000	0	$7,700	N/A
Chester Millar (1)	$1.60	06/17/2013	250,000	0	Nil	N/A
John Seaman	$0.78	04/27/2011	50,000	0	$8,500	N/A
John Seaman	$1.60	06/17/2013	50,000	0	Nil	N/A
Scott Kelly	$1.60	06/17/2013	55,000	0	Nil	N/A
Scott Kelly	$0.60	12/12/2013	70,000	0	$24,500	N/A
Dayna Leigh	$1.60	06/17/2013	45,000	0	Nil	N/A
Dayna Leigh	$0.84	05/11/2014	50,000	0	$5,500	N/A
Employees/Consultants	$0.63	07/21/2010	290,000	0	$92,800	N/A
Employees/Consultants	$0.55	08/02/2011	80,000	0	$32,000	N/A
Employees/Consultants	$0.60	02/12/2010	50,000	0	$17,500	N/A
Employees/Consultants	$0.60	12/12/2013	260,000	0	$91,000	N/A
Employees/Consultants	$0.90	05/04/2012	25,000	75,000	$1,250	$3,750
Employees/Consultants	$0.90	05/04/2011	50,000	150,000	$2,500	$7,500
Employees/Consultants	$1.60	06/17/2013	350,000	0	Nil	N/A
Employees/Consultants	$0.84	05/11/2010	80,000	0	$8,800	N/A

(1) The expiry date of the 250,000 stock options granted to Chester Millar at a price of $1.60 has been revised from the original expiry date of 06/17/2013 to the new expiry date of November 20, 2010 due to his cessation as Director and Chairman on November 20, 2009.

Stock Options.

Refer to ITEM #6.E., "Share Ownership"; and Table No. 4/5/6/7/8/9/10/11/12 for information about stock options.

Change of Control Remuneration.

As per the consulting agreement made effective January 1, 2009 through to December 31, 2011 between the Company and G.F. Consulting Corp., a company 100% owned by Gary Freeman, in the event that there is a successful take over bid of the Company or a change of control in the Company resulting from a merger by way of an amalgamation or plan of arrangement, or if any shareholder acquires in excess of 50% of the common shares of the Company, then GF Consulting Corp. at any time within 120 days of such event will be entitiled to terminate the agreement and receive the aggregate cash compensation equivalent to CDN$480,000.

As per the employment agreement made effective March 1, 2009 through to February 28, 2011 between the Company, Compania Minera Pitalla and Melvin Herdrick, in the event that during the term of the agreement there is a successful take over bid of the Company or a change of control in the Company resulting from a merger by way of an amalgamation or plan of arrangement or if any shareholder acquires in excess of 50% of the common shares of the Company, then Mr. Herdrick at any time within 120 days of such event will be entitled to terminate the agreement and receive the aggregate cash compensation equivalent to CDN$90,000.

Other Compensation.

No Senior Management/Director received "other compensation" in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation, other than disclosed in Table No. 4, Table No. 6, and ITEM #7.B.

Bonus/Profit Sharing/Non-Cash Compensation.

Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits.

No funds have been set aside or accrued by the Company since incorporation to provide pension, retirement or similar benefits for Directors or Senior Management.

Written Management Agreements

The Company entered into a management contract dated effective 4/1/2005 with Gary Freeman, the President of the Company. Under the terms of the contract, he received $5,000 per month retroactive to 4/1/2005, a $30,000 signing bonus and, beginning 8/1/2005 and coinciding with his appointment as President and his increased responsibilities, $8,000 per month. Under its terms, Mr. Freeman was entitled to up to 400,000 stock options in the Company (320,000 options granted to date). The contract expired 12/31/2006 and was replaced, effective 2/1/2006, by a contract which paid Mr. Freeman $8,000 per month ($12,000 per month effective 5/1/2006), provides for stock options as determined by the Board of Directors and provides for a minimum payout of six months in the event of termination not for cause. On 1/1/2008 a consulting agreement was put into place, which pays Mr. Freeman $20,000 plus GST per month and provides for stock options to be granted as determined by the board and for a maximum allotment of 600,000 at any time. On 1/1/2009, a new consulting agreement was put in place, which pays Mr. Freeman $20,000 plus GST per month and provides for stock options to be granted as determined by the board and for a maximum allotment of 700,000 at any time. The contract is for a period of two years, expiring on 12/31/2011.

The Company entered into a consulting contract dated effective 5/15/2006 with Mel Herdrick, a director and the Vice-President, Exploration of the Company. Under the terms of the contract he received US$500.00 per month based on a normal work month of 20 days. The contract was for a one-year term and could be terminated by either party with out cause by providing 90 days written notice. On 1/1/2008, a new consulting agreement was formed between Mr. Herdrick and the Company. Under the agreement, Mr. Herdrick is paid US$15,000 per month and provides for stock options as determined by the Board of Directors. On 3/1/2009, an employment agreement was formed between Mr. Herdrick, Compania Minera Pitalla and the Company. Under the new agreement, Mr. Herdrick is paid the equivalent of CDN$15,000 per month and provides for the grant of stock options as determined by the Board of Directors.

The Company entered into a consulting agreement dated effective 04/10/2008 with Scott Kelly, to act as Vice-President, Finance for the Company. Under the terms of the contract Mr. Kelly received CDN$5,500 plus GST per month and provides for the grant of stock options as determined by the Board of Directors. On April 1, 2009, the Company entered into an extension letter agreement, to extend the term of the original agreement by two years, so that it expires on March 31, 2011. There were no changes to the original terms of the agreement.

6.C. Board Practices

All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company's Articles. Members of Senior Management are appointed to serve at the discretion of the Board of Directors. The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

The fundamental objective of the Board is to ensure that it operates in a fashion that maximizes shareholder value over the long term. The Board's duties and responsibilities are all carried out in a manner consistent with that fundamental objective. The principal duty and responsibility of the Board is to oversee the management and operations of the Company, with the day-to-day management of the business and affairs of the Company delegated by the Board to the Chief Executive Officer and other Senior Management.

The Board's responsibilities include overseeing the conduct of the Company's business, providing leadership and direction to its management, and setting policies. Strategic direction for the Company is developed through the Board's annual planning process. Through this process, the Board adopts the operating plan for the coming year, and monitors management's progress relative to that plan through a regular reporting and review process.

The Board has delegated to the President/Chief Executive officer and other Senior Management responsibility for the day-to-day management of the business of the Company. Matters of policy and issues outside the normal course of business are brought before the Board for its review and approval, along with all matters dictated by statute and legislation requiring Board review and approval. The President/Chief Executive Officer and other Senior Management review the Company's progress in relation to the current operating plan at in-person and telephone-conference Board meetings. The Board meets on a regular basis with and without management present. Financial, operational and strategic issues facing the Company are reviewed, monitored and approved at the Board meetings.

6.C.1. Terms of Office. Refer to ITEM 6.A and ITEM 6.C.
6.C.2. Directors' Service Contracts.
Refer to ITEM 6.B., "Written Management Agreements".

6.C.3. Board of Directors' Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors, the scope and results of the Company's audits, the Company's internal accounting controls, and the professional services furnished by the independent auditors to the Company. The members of the Audit Committee are Larry Okada (Committee Chairman, independent), Leonard Harris (independent), and Andre Audet (independent). The Audit Committee met four times during Fiscal 2009 and has met once during Fiscal 2010-to-date.

The Company has a Compensation Committee, which reviews and approves consulting and employment agreements and recommends the same for approval to the Board of Directors. The members of the Compensation Committee are Chris Theodoropoulos, Andre Audet and Leonard Harris.

6.D. Employees

As of 11/30/2009, the Company had seventeen employees, including the Senior Management. Of those, eleven are based in Mexico, seven as field workers, and four as office staff. As of 9/30/2009 and 9/30/2008, the Company had seventeen and thirty-three employees, respectively, including the Senior Management. None of the Company's employees are covered by collective bargaining agreements.

6.E. Share Ownership

The follow table lists, as of 11/30/2009, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group. The table also includes all other persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company's voting securities.

Table No. 11
Shareholdings of Directors and Senior Management
Shareholdings of 5% Shareholders
November 30, 2009

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Ernesto Echavarria (11)	3,223,000	6.9%
Common	**5% Shareholder Subtotal**	**3,223,000**	**6.9%**
Common	Andre Audet (1)	120,000	0.3%
Common	Dayna Leigh (2)	95,000	0.2%
Common	Gary Freeman (3)	1,992,848	4.2%
Common	Melvin Herdrick (4)	2,109,616	4.5%
Common	Michael Halvorson (5)	1,140,000	2.3%
Common	Chris Theodoropoulos (6)	202,500	0.4%
Common	Leonard Harris (7)	90,000	0.2%
Common	Larry Okada (8)	70,000	0.1%
Common	Scott Kelly (9)	142,000	0.3%
Common	John Seaman (10)	100,000	0.2%
	Directors and Senior Management Subtotal	**6,061,964**	**12.7%**
	TOTAL	**9,284,964**	**19.6%**
(1)	120,000 represent currently exercisable stock options.		
(2)	95,000 represent currently exercisable stock options.		
(3)	700,000 represent currently exercisable stock options.		
	1,917,848 shares, warrants and options are held indirectly through G.F. Consulting Corp., a private company wholly-owned by Mr. Freeman.		
(4)	300,000 represent currently exercisable stock options.		
(5)	320,000 represent currently exercisable stock options.		
	175,000 shares are held indirectly through Halcorp Capital Ltd., a private company wholly-owned by Mr. Halvorson.		
(6)	197,500 represent currently exercisable stock options.		
	70,000 options are held indirectly through 143 Investments Ltd., a private company controlled by Mr. Theodoropoulos.		
(7)	70,000 represent currently exercisable stock options.		
(8)	70,000 represents currently exercisable stock options.		
(9)	125,000 represent currently exercisable stock options.		
(10)	100,000 represent currently exercisable stock options		
(11)	3,223,000 common shares issued by way of private placement to one individual. Mr. Echavarria is a resident of Mexico		
"Percent of Class" is based on 47,313,329common shares issued and outstanding, and warrants and stock options held by each beneficial holder exercisable within sixty days.			

<u>Stock Options</u>.

Incentive stock options are granted by the Company in accordance with the rules and policies of the Toronto Stock Exchange, the BCBCA, and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto. The Company adopted a formal written share option plan (the "Share Option Plan") dated for reference 02/12/2008.

The principal purposes of the Company's stock option program are to: (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The Share Option Plan provides that stock options may be granted to directors, senior officers, employees, consultants and management company employees of the Company (and any subsidiary of the Company).

The maximum aggregate number of shares that may be made subject to issuance under options granted under the Share Option Plan is equal to 10% of the issued and outstanding common shares of the Company at the time of the option grant, less the aggregate number of existing options outstanding. If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Share Option Plan. Any stock option outstanding when the Share Option Plan is terminated will remain in effect until it is exercised or it expires. The Share Option Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

a. Options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death;
b. options may be exercisable for a maximum of ten years from grant date;
c. the aggregate number of common shares that may be issued to insiders pursuant to options granted under the Share Option Plan within any one year period must not exceed 10% of the issued shares.
d. options held by an option holder who is a director, officer, employee, consultant or management company employee may be exercised until the earlier of one year of the date the option holder ceases to be a director, officer, employee, consultant or management company employee and the expiry date otherwise applicable to such option, so long as the Company is listed on the TSX at the time of grant, and unless otherwise determined by the Board of Directors;
e. in the event of an option holder's death, any option held by such option holder at the date of death may be exercised by the option holder's lawful personal representatives, heirs or executors until the earlier of one year after the option holder's death and the expiry date otherwise applicable to such option.

The names and titles of the Directors/Senior Management of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the following table, as well as the number of options granted to Directors/Senior Management and all employees/ consultants as a group.

Table No. 12
Stock Options Outstanding
November 30, 2009

Name	Number of Options Granted or Remaining (1)	Exercise Price per Share	Grant Date	Expiration Date
Officers/Directors				
Gary Freeman	285,000	$0.80	4/25/2006	04/25/2011
Gary Freeman	100,000	$1.60	6/17/2008	06/17/2013
Gary Freeman	80,000	$0.60	12/12/2008	12/12/2013
Gary Freeman	235,000	$0.84	05/11/2009	05/11/2013
Melvin Herdrick	25,000	$0.50	7/21/2005	07/21/2010
Melvin Herdrick	30,000	$0.80	04/25/2006	04/25/2011
Melvin Herdrick	25,000	$0.55	08/02/2006	08/02/2011
Melvin Herdrick	50,000	$0.60	02/12/2007	02/12/2012
Melvin Herdrick	100,000	$1.60	06/17/2008	06/17/2013
Melvin Herdrick	70,000	$0.84	05/11/2009	05/11/2014
John Seaman	50,000	$0.78	4/27/2007	4/27/2011
John Seaman	50,000	$1.60	6/17/2008	6/17/2013
Dayna Leigh	45,000	$1.60	6/17/2008	6/17/2013
Dayna Leigh	50,000	$0.84	5/11/2009	5/11/2014
Andre Audet	50,000	$1.60	6/17/2008	6/17/2013
Andre Audet	70,000	$0.84	5/11/2009	5/11/2014
Michael Halvorson	100,000	$0.80	4/25/2006	04/25/2011
Michael Halvorson	100,000	$0.55	8/02/2006	08/02/2011
Michael Halvorson	50,000	$1.60	06/17/2008	06/17/2013
Michael Halvorson	30,000	$0.60	12/12/2008	12/12/2013
Michael Halvorson	40,000	$0.84	05/11/2009	05/11/2014
Chris Theodoropoulos	37,500	$0.73	3/23/2007	03/23/2012
Chris Theodoropoulos	50,000	$1.60	6/17/2008	06/17/2013
Chris Theodoropoulos	70,000	$0.60	12/12/2008	12/12/2013
Chris Theodoropoulos	55,000	$0.84	05/11/2009	05/11/2014
Scott Kelly	55,000	$1.60	6/17/2008	6/17/2013
Scott Kelly	70,000	$0.60	12/12/2008	12/12/2013
Chester Millar (2)	250,000	$1.60	6/17/2008	02/20/2009
Larry Okada	70,000	$0.84	05/11/2009	05/11/2014
Leonard Harris	70,000	$0.60	12/12/2008	12/12/2013
Total Officers/Directors	**2,362,500**			
Employees/Consultants/etc.	290,000	$0.63	07/21/2005	07/21/2010
Employees/Consultants/etc.	80,000	$0.55	08/02/2006	08/02/2011
Employees/Consultants/etc.	50,000	$0.60	02/12/2007	02/12/2010
Employees/Consultants/etc.	260,000	$0.60	12/12/2008	12/12/2013
Employees/Consultants/etc.	100,000	$0.90	05/04/2009	05/04/2012
Employees/Consultants/etc.	200,000	$0.90	05/04/2009	05/04/2011
Employees/Consultants/etc.	350,000	$1.60	06/17/2008	06/17/2013
Employees/Consultants/etc.	80,000	$0.84	05/11/2009	05/11/2010
TOTAL	**3,772,500**			
(1) All options are fully vested, with the exception of the $0.90 options granted on May 4, 2009 which vest 25% on the date of grant, and then every 6 months thereafter, until fully vested.				
(2) Mr. Millar resigned as a director and Chairman of the Company on November 20, 2009.				

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 4/5/6/7/8/9/10/11/12

7.A.1.b. Significant Changes in Major Shareholders' Holdings.

The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several years to some significant changes in the holdings of major shareholders (5%) direct and/or indirect holdings of common shares.

	Common Shares Owned at 9/30/2009	Common Shares Owned at 9/30/2008	Common Shares Owned at 9/30/2007
Melvin Herdrick	N/A	1,315,305	1,315,305
Gary Freeman	N/A	1,173,848	1,263,600
Ernesto Echavarria (1)	3,223,000	Nil	Nil

7.A.1.c. Different Voting Rights.

The Company's major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership.

On 11/30/2009, the Company's shareholders' list showed 47,313,329 common shares outstanding, with 78 registered shareholders. 28 of these shareholders were resident in Canada, holding 35,298,901 common shares (representing about 75% of the issued/outstanding shares); 43 registered shareholders were resident in the United States, holding 8,031,870 common shares (representing about 17%); and 7 registered shareholders were resident in other countries, holding 3,982,558 common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions. Based on this research and other research into the indirect holdings of other institutions, the Company estimates that on 3/12/2009 that it had about 2900 "holders of record" in Canada, holding approximately 81% of the outstanding shares of the Company, and over 3200 beneficial owners that own 100% of its common shares.

Warrants

The following table lists share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants. There are two holders of the outstanding 1,869,340 warrants, one of which is a resident in the United State, on is a resident of Mexico. 1,611,500 of these warrants were issued in conjunction with a private placement and are transferable. 257,840 of these warrants were issued as part of a finder's fee in conjunction with a private placement and are non-transferable.

Table No. 13
Share Purchase Warrants Outstanding
November 30, 2009

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Exercise Price	Expiration Date of Share Purchase Warrants
9/30/2009	1,611,500	1,611,500	$0.90	3/30/2011
9/30/2009	257,840	257,840 (1)	$0.83	3/30/2011
(1) Each warrant entitles the holder to purchase one unit of the Company at a price of $0.83 per unit until March 30, 2011. Each unit will consist of one common share and one-half of one common share purchase warrant (the "unit warrant"). Each whole unit warrant will enti8tle the holder to purchase one common share in the capital of the Company at a price of $0.90 per share until March 30, 2011.				

7.A.3. Control of Company.

The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., "History and Growth of the Company", and ITEM #6.E., "Share Ownership".

7.A.4. Change of Control of Company Arrangements.
    No Disclosure Necessary

7.B. Related Party Transactions

During Fiscal 2009/2008/2007, consulting fees in the amount of $388,928, $406,108 and $236,215 respectively, were made to directors of the Company. In addition, reimbursements of expenses were paid to directors totalling $14,775.67, $13,251 and $25,196 respectively.

During Fiscal 2008, a bonus was paid to Gary Freeman, President/CEO/Director of the Company, in the amount of $250,000 and was included in salaries expense. No bonus was paid to Gary Freeman during Fiscal 2009 of Fiscal 2007.

During Fiscal 2009/2008/2007, rent of $27,600, $10,350, and $Nil respectively, was recovered from companies with common directors for their respective share of the rent expense paid by the Company for shared office space.

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions since 9/30/2008, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C. Interests of Experts and Counsel

--- Not Applicable ---

ITEM 8. FINANCIAL INFORMATION

8.A. Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Smythe Ratcliffe LLP are included herein immediately preceding the financial statements and schedules.
  Audited Financial Statements:
  For Fiscal 2009/2008/2007 Ended September 30th

8.A.7. Legal/Arbitration Proceedings

The Directors and the Senior Management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the Senior Management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B. Significant Changes

No undisclosed significant change has occurred since the date of the annual financial statements and/or since the date of the most recent interim financial statements.

ITEM 9. THE OFFER AND LISTING

9.A. Common Share Trading Information

The Company's common shares began trading on the TSX Venture Exchange (formerly the Canadian Venture Exchange) under its former name, "Consolidated Magna Ventures Ltd." in May 1984. Effective 03/02/2009, the Company delisted from the TSX Venture Exchange and began trading on the Toronto Stock Exchange. The current stock symbol of the Company is "PEZ" and the CUSIP number of the Company is 70532W109.

The following table lists the volume of trading and high, low and closing sales prices on the Toronto Stock Exchange/TSX Venture Exchange for the Company's common shares for: the last six months, the last eight fiscal quarters; and the last five fiscal years.

Table No. 14
TSX Venture Exchange
Toronto Stock Exchange
Common Shares Trading Activity

Period Ended	Volume	High	Low	Closing
Monthly				
11/30/2009	4,637,283	$1.66	$0.99	$1.66
10/31/2009	3,066,846	$1.03	$0.81	$0.98
9/30/2009	3,415,700	$1.05	$0.72	$0.95
8/31/2009	1,938,600	$0.90	$0.72	$0.77
7/31/2009	1,590,600	$0.91	$0.75	$0.78
6/30/2009	1,324,900	$1.04	$0.78	$0.80
Quarterly				
9/30/2009	6,944,900	$1.05	$0.72	$0.95
6/30/2009	4,665,000	$1.03	$0.78	$0.80
3/31/2009	5,757,600	$1.25	$0.83	$1.00
12/31/2008	6,525,600	$1.32	$0.39	$0.99
9/30/2008	4,973,400	$1.61	$0.79	$1.28
6/30/2008	11,090,200	$2.74	$1.33	$1.47
3/31/2008	13,354,000	$3.74	$1.87	$2.63
12/31/2007	16,917,700	$3.50	$1.74	$2.69
Yearly				
9/30/2009	23,838,300	$1.05	$0.72	$0.95
9/30/2008	29,417,600	$3.74	$0.79	$1.28
9/30/2007	38,148,869	$2.15	$0.38	$1.77
9/30/2006	16,113,078	$1.15	$0.39	$0.41
9/30/2005	2,587,443	$0.71	$0.21	$0.65

The Company's common shares began trading on the OTC Bulletin Board in September 2007 under the symbol "PEZFF.OB" and now trades under the symbol "PEZGF". The following table lists the volume of trading and high, low and closing sales prices on the OTC Bulletin Board for the Company's common shares for: the last six months, the last eight fiscal quarters; and the last three fiscal years. The closing price on 11/30/2009 was US$1.56.

Table No. 15
OTC Bulletin Board
Common Shares Trading Activity
US Dollars

Period Ended				**US Dollars**
Monthly				
11/30/2009	1,769,297	US$1.60	US$0.92	US$1.56
10/31/2009	1,544,811	$1.00	$0.73	$0.88
9/30/2009	1,648,100	$0.96	$0.65	$0.89
8/31/2009	951,100	$0.83	$0.62	$0.70
7/31/2009	701,400	$0.85	$0.63	$0.72
6/30/2009	725,100	$1.01	$0.66	$0.69
Quarterly	**Volume**	**High**	**Low**	**Closing**
9/30/2009	3,300,600	$0.96	$0.62	$0.89
6/30/2009	1,772,200	$1.01	$0.66	$0.69
3/31/2009	1,175,500	$1.00	$0.70	$0.82
12/31/2008	2,370,200	$1.23	$0.30	$0.81
9/30/2008	1,961,800	$1.60	$0.79	$1.20
6/30/2008	3,211,000	$2.72	$1.34	$1.44
3/31/2008	2,520,300	$3.60	$1.93	$2.58
12/31/2007	2,299,200	$3.51	$1.75	$2.68
Yearly				
9/30/2009	8,618,500	$1.23	$0.30	$0.89
9/30/2008	9,992,300	$3.60	$0.79	$1.20
9/30/2007	279,100	$1.79	$1.43	$1.75

The Company's common shares began trading on the Stuttgart Stock Exchange on 2/2/2007, under the trading symbol "P5E.SG". Total volume through 11/30/2009 was 760,100. Prices ranged from euro$0.26 to euro$2.60; the closing price on 11/30/2009 was euro$0.90.

The Company's common shares began trading on the Munich-Stock Exchange on 5/22/2006, under the trading symbol "P5E.DE". Total volume through 11/30/2009 was 1,080,600. Prices ranged from euro$0.25 to euro$2.57; the closing price on 11/30/2009 was euro$0.88.

The Company's common shares began trading on the XETRA-Stock Exchange in Europe on 5/29/2006, under the trading symbol "P5E.DE". Total volume through 11/30/2009 was 147,400. Prices ranged from euro$0.30 to euro$2.58; the closing price on 11/30/2009 was euro$0.70.

The Company's common shares began trading on the Berlin-Bermen-Stock Exchange on 2/8/2006, under the trading symbol "P5E.BE". Total volume through 11/30/2009 was 341,600. Prices ranged from euro$0.23 to euro$2.57; the closing price on 11/30/2009 was euro$0.88.

The Company's common shares began trading on the Frankfurt Stock Exchange on 3/25/2008, under the trading symbol "P5E.F". Total volume through 11/30/2009 was 1,461,700. Prices ranged from euro$0.23 to euro$2.60; the closing price on 11/30/2009 was euro$0.53.

9.A.5. Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Investor Services Inc. (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common shares of the Company.

Common Share Description

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the BCBCA. Unless the BCBCA or the Company's Articles otherwise provide, any action to be taken by a resolution of the shareholders may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the BCBCA contain provisions, which require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a two-third vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:
a. Transferring the Company's jurisdiction from British Columbia to another jurisdiction;
b. Giving financial assistance under certain circumstances;
c. Certain conflicts of interest by Directors;
d. Disposing of all/substantially all of Company's undertakings;
e. Certain alterations of share capital; and
f. Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options

Refer to ITEM #6E, and Tables #4 to #12 for additional information.

9.A.6.   Differing Rights
9.A.7.a. Subscription Warrants/Right
9.A.7.b. Convertible Securities/Warrants
      --- No Disclosure Necessary ---

9.C. Stock Exchanges Identified

The common shares of the Company trade on the Toronto Stock Exchange in Canada and on the OTC Bulletin Board in the United States. They also trade in Europe on the Stuartgart Stock Exchange, Munich Stock Exchange, Berlin Stock Exchange, Frankfurt Stock Exchange, and XETRA Exchange. Refer to ITEM #9.A.4.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital
     --- Not Applicable ---

10.B. Notice of Articles and Articles of Incorporation

Refer to discussion in Form-20-FR Registration Statement and amendments for more information about the Company's Articles.

10.C. Material Contracts

Refer to ITEM #6.B for a detailed discussion of item e) below.
Refer to ITEM #4.B. La Colorada, Land Position and #4.D. for detailed discussion of items a and d. below.
   a) Purchase and Sale Agreement of La Colorada Mining Operation, dated 10/22/2007 (incorporated by reference to Form 6-K, dated 6/10/2009)
   b) Consulting Agreement with Melvin Herdrick, dated 1/1/2008 (incorporated by reference to Form 6-K, dated 6/10/2009
   c) Consulting Agreement with Scott Kelly, dated 4/10/2008 (incorporated by reference to Form 6-K, dated 6/10/2009)
   d) Exploration, Promise to Sell and Option to Purchase Mining Concession Agreement with Exploraciones La Colorada, S.A. de C.V., dated 11/26/2008 (incorporated by reference to Form 6-K, dated 6/10/2009)
   e) Consulting Agreement with G.F. Consulting Corp., dated 1/1/2009 (incorporated by reference to Form 6-K, dated 6/10/2009)

10.D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10.E., "Taxation" below.

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E Taxation

The Company believes the following is a brief summary of all material principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the *Income Tax Act* (Canada) (the "Act") and the *Canada – United States Income Tax Convention* (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits situated in Canada, rights to amounts computed by reference to the amount or value of production from such mineralization, certain other rights in respect of properties situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable years ended 9/30/2009 or 9/30/2008 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in taxable year ending 9/30/2010.

10.F. Dividends and Paying Agents
10.G. Statement by Experts
     --- Not Applicable ---

10.H. Documents on Display

The Company's documents can be viewed at its North American office, located at: 789 West Pender Street #720, Vancouver, British Columbia, Canada V6C 1H2. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and files Forms 6-K, Annual Reports, and other information with the SEC. The Company's reports, registration statements and other information can be inspected on the SEC's website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: Judiciary Plaza, 100 F Street NE, Washington, D.C. 20549. Further, we also files reports under Canadian regulatory requirements on SEDAR. You may access our reports filed on SEDAR by accessing their website at www.sedar.com. Finally, corporate information can be found on the Company's website at www.pedimentgold.com.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

a. Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk, and other price risk.

b. Interest rate risk
The Company's cash and cash equivalents consist of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of September 30, 2009. Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

c. Foreign currency risk

The Company is exposed to foreign currency risk as monetary financial instruments are denominated in Mexican pesos. The Company has not entered into any foreign currency contracts to mitigate this risk.

d. Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk. The Company is not exposed to significant other price risk.

Net loss and other comprehensive loss for the year ended September 30, 2009 could have varied if the Canadian dollar to Mexican peso foreign exchange rate varied by reasonably possible amounts from their actual balance sheet date values.

The Company is exposed to foreign currency risk with respect to cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities as a portion of these amounts are denominated in US dollars and Mexican pesos. The Company has not entered into any foreign currency contracts to mitigate this risk.

The sensitivity analysis of the Company's exposure to foreign currency risk at the reporting date has been determined based upon hypothetical changes taking place at September 30, 2009 and 2008, which includes a hypothetical change in the foreign currency exchange rate between the Canadian dollar and Mexican peso of 9% and 11%, respectively, and the effect on net loss and comprehensive loss.

	Reasonably Possible Changes	
	2009	2008
CDN $: MXN peso exchange rate variance	+9%	+11%
Net loss and comprehensive loss	$ 84,825	$ 122,495
CDN $: MXN peso exchange rate variance	-9%	-11%
Net loss and comprehensive loss	$ (101,603)	$ (152,774)

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A. Debt Securities   --- No Disclosure Necessary ---
12.B. Warrants and Rights   --- Refer to ITEM #9, "Warrants"
12.C. Other Securities   --- No Disclosure Necessary ---
12.D. American Depository Shares -- No Disclosure Necessary ---

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
    --- Nothing Responsive to Disclose ---

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15. CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of the internal controls over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2009. Based on management's assessment and those criteria, management has concluded that the internal control over financial reporting as at September 30, 2009 was effective.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

There have been no changes in the Company's internal controls over financial reporting during the period covered by this annual report that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

At the Company's Annual General Meeting held on Friday, March 20, 2009, Larry Okada joined the Board of Directors and took over the roll of Chairman of the Audit Committee. Mr. Okada is a Chartered Accountant in British Columbia and Alberta; and a Certified Public Accountant in Washington State. The Audit Committee now consists of Larry Okada and two additional independent directors, all of whom have significant board level experience working with publicly traded companies and are both financially literate and very knowledgeable about the Company's affairs. Because the Company's structure and operations are straightforward, the Company does not find it necessary to augment its Board with a financial expert.

ITEM 16B. CODE OF ETHICS

During the year ended 9/30/2008, the Company adopted a written "code of ethics" that meets the United States' Sarbanes Oxley standards. The Company has adopted a written code of ethics to promote a corporate culture that effectively deters wrongdoing and promotes honest ethical conduct; full, fair and accurate, timely, and understandable disclosure in reports and documents; the compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the code; and accountability for adherence to the code.

ITEM 16C. PRINCIPAL ACCOUNTIING FEES AND SERVICES

The audit committee is directly responsible for the appointment, compensation and oversight of auditors. The audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters and has the authority and the funding to engage independent counsel and other outside advisors.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy / procedure. The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the SEC, we introduced a procedure for the review and pre-approval of any services performed by Smythe Ratcliffe LLP, including audit services, audit related services, tax services and other services. The procedure requires that all proposed engagements of Smythe Ratcliffe LLP for audit and permitted non-audit services are submitted to the finance and audit committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by Smythe Ratcliffe LLP to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2009 Ended 9/30/2009	Fiscal 2008 Ended 9/30/2008
Audit Fees	$40,000	$76,000
Audit-Related Fees	$640	$576
Tax Fees	$1,200	$1,200
All Other Fees	$nil	$nil
TOTAL	**$41,840**	**$77,776**

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
--- Nothing Responsive to Disclose ---

ITEM16G. CORPORTE GOVERNANCE
--- Not Applicable ---

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the consolidated financial statements.

The consolidated financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit reports of Smythe Ratcliffe are included herein immediately preceding the audited consolidated financial statements.

Auditor's Report, dated 12/14/2009
Consolidated Balance Sheets at 9/30/2009 and 9/30/2008
Consolidated Statements of Operations
  for the years ended 9/30/2009, 9/30/2008, and 9/30/2007
Consolidated Statements of Shareholders' Equity
  For the years ended 9/30/2009, 9/30/2008, and 9/30/2007
Consolidated Statements of Cash Flows
  for the years ended 9/30/2009, 9/30/2008, and 9/30/2007
Notes to Consolidated Financial Statements

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19. EXHIBITS

1. Notice of Articles and Articles of Incorporation as currently in effect:
   Incorporated by reference to Form 6-K, filed with the SEC on April 30, 2008.

2. Instruments defining the rights of holders of equity or debt securities being registered.
   Incorporated by reference to Form 20-FR Registration Statement, Exhibit #1, filed 3/20/2007, as amended

3. Voting Trust Agreements: No Disclosure Necessary

4. Material Contracts:
   f) Purchase and Sale Agreement of La Colorada Mining Operation, dated 10/22/2007 (incorporated by reference to Form 6-K, dated 6/10/2009)
   g) Consulting Agreement with Melvin Herdrick, dated 1/1/2008 (incorporated by reference to Form 6-K, dated 6/10/2009)
   h) Consulting Agreement with Scott Kelly, dated 4/10/2008 (incorporated by reference to Form 6-K, dated 6/10/2009)
   i) Exploration, Promise to Sell and Option to Purchase Mining Concession Agreement with Exploraciones La Colorada, S.A. de C.V., dated 11/26/2008 (incorporated by reference to Form 6-K, dated 6/10/2009)
   j) Consulting Agreement with G.F. Consulting Corp., dated 1/1/2009 (incorporated by reference to Form 6-K, dated 6/10/2009)

5. Foreign Patents: No Disclosure Necessary
6. Earnings Per Share Calculation: No Disclosure Necessary
7. Ratio of Earnings To Fixed Charges: No Disclosure Necessary
8. List of Subsidiaries: Refer to ITEM #4.C. in text
9. Statement Regarding Date of Financial Statements: No Disclosure Necessary
10. Notice Required by Rule 104 of Regulation BTR: No Disclosure Necessary
11. Code of Ethics as required by ITEM No. 16B: No Disclosure Necessary

12i: Certifications required by Rule 13a-14(a) or Rule 15d-14(a)   attached
12ii: Certifications required by Rule 13a-14(a) or Rule 15d-14(a)   attached

13i. Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and
     Section 1350 of Chapter 63 of Title 18 of the United States Code   attached
13ii. Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and
     Section 1350 of Chapter 63 of Title 18 of the United States Code   attached

14. Legal Opinion required by Instruction 3 of ITEM 7B: No Disclosure Necessary

15. Additional Exhibits: No Disclosure Necessary

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)

Consolidated Financial Statements
For the years ended September 30, 2009, 2008 and 2007

(Expressed in Canadian Dollars)

Contents

The consolidated financial statements of Pediment Gold Corp. are the responsibility of the Company's management. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management's best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated balance sheets as at September 30, 2009 and 2008 and consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for the years ended September 30, 2009, 2008 and 2007 have been audited by Smythe Ratcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

"Gary Freeman" (signed)   *"John Seaman" (signed)*

Gary Freeman   John Seaman
CEO   CFO

December 14, 2009

SmytheRatcliffe
CHARTERED ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Shareholders of Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)

We have audited the consolidated balance sheets of Pediment Gold Corp. (formerly Pediment Exploration Ltd.) (an exploration stage company) as at September 30, 2009 and 2008 and the consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for the years ended September 30, 2009, 2008 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2009 and 2008 and the results of its operations and its cash flows for the years ended September 30, 2009, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

"Smythe Ratcliffe LLP" (signed)

Chartered Accountants

Vancouver, Canada
December 14, 2009

7th Floor 355 Burrard St
Vancouver, BC V6C 2G8
Tel: 604 687 1231
Fax: 604 688 4675
smytheratcliffe.com

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Consolidated Balance Sheets
(Canadian Dollars)

As at September 30		2009		2008
Assets				
Current				
Cash and cash equivalents (note 3)	$	**15,553,239**	$	18,049,781
Amounts receivable		**688,976**		718,570
Due from related parties (note 9(a)(i))		**19,419**		4,830
Prepaid expenses and deposits (note 9(b))		**126,556**		208,685
Total current assets		**16,388,190**		18,981,866
Property and equipment (note 5)		**307,237**		40,769
Mineral properties (note 6)		**14,546,062**		10,759,924
Total assets	$	**31,241,489**	$	29,782,559
Liabilities				
Current				
Accounts payable and accrued liabilities	$	**227,517**	$	197,027
Due to related parties (note 9(a)(ii))		**26,380**		1,514
Total current liabilities		**253,897**		198,541
Future income tax liability (note 8)		**-**		65,570
Total liabilities		**253,897**		264,111
Shareholders' Equity				
Share capital (note 7)		**61,393,374**		57,856,097
Contributed surplus		**7,215,180**		6,010,303
Deficit accumulated in the exploration stage		**(37,620,962)**		(34,347,952)
Total shareholders' equity		**30,987,592**		29,518,448
Total liabilities and shareholders' equity	$	**31,241,489**	$	29,782,559

Nature of operations (note 1)
Commitments (notes 6 and 12)
Subsequent events (note 14)

Approved on behalf of the Board:

"Chris Theodoropoulos" (signed)   *"Gary Freeman" (signed)*

Chris Theodoropoulos, Director   Gary Freeman, Director

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
(Canadian Dollars)

For the years ended September 30	2009	2008	2007
Expenses			
Stock-based compensation (note 7(g)(i))	$ **1,130,920**	$ 4,331,565	$ 634,366
Consultants (notes 9(c) and (d))	**823,613**	619,577	224,356
Salaries	**383,585**	569,836	123,584
Office and administration	**332,912**	360,725	383,303
Investor relations and promotion	**285,342**	180,766	413,394
Legal and audit	**262,237**	390,138	130,539
Travel	**218,726**	290,672	169,683
Transfer agent, listing and filing fees	**131,685**	53,767	28,553
Property costs	**37,775**	-	12,740
Interest and financing costs	**-**	-	4,190
Amortization	**16,397**	12,123	7,927
Total expenses	**(3,623,192)**	(6,809,169)	(2,132,635))
Other income (expenses)			
Investment and other income	**365,461**	679,442	187,156
Foreign exchange gain (loss)	**(80,849)**	503,026	(329,179)
Write-down of mineral properties (note 6(a))	**-**	(2,099,553)	(333,846)
Total other income (expenses)	**284,612**	(917,085)	(475,869)
Loss before taxes	**(3,338,580)**	(7,726,254)	(2,608,504)
Future income tax recovery (expense) (note 8)	**65,570**	(65,570)	-
Net loss and comprehensive loss for the year	$ **(3,273,010)**	$ (7,791,824)	$ (2,608,504)
Loss per share, basic and diluted	$ **(0.08)**	$ (0.20)	$ (0.10)
Weighted average number of common shares outstanding	**43,506,184**	39,493,045	26,941,138

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Consolidated Statements of Shareholders' Equity
(Canadian Dollars)

	Share Capital		Contributed Surplus	Deficit Accumulated in the Exploration Stage	Total Shareholders' Equity
	Shares	Amount			
Balance, September 30, 2006	23,609,052	$28,584,935	$1,086,426	$(23,947,624)	$ 5,723,737
Shares issued during the year					
For cash					
Private placements, net of share issue costs (notes 7(c)(vii), (viii) and (ix))	6,259,502	7,173,020	157,318	-	7,330,338
Exercise of warrants	3,284,581	2,202,095	-	-	2,202,095
Exercise of options	475,000	269,050	-	-	269,050
ineral property data (note 7(c)(vi))	10,000	8,600	-	-	8,600
Transfer of contributed surplus to share capital on exercise of warrants	-	66,934	(66,934)	-	-
Transfer of contributed surplus to share capital on exercise of options	-	253,390	(253,390)	-	-
Stock-based compensation for the year (note 7(g))	-	-	634,366	-	634,366
Net loss for the year	-	-	-	(2,608,504)	(2,608,504)
Balance, September 30, 2007	33,638,135	38,558,024	1,557,786	(26,556,128)	13,559,682
Shares issued during the year					
For cash					
Private placements, net of share issue costs (note 7(c)(v))	5,950,300	16,816,005	240,851	-	17,056,856
Exercise of warrants	1,154,051	1,597,319	-	-	1,597,319
Exercise of options	1,041,250	693,350	-	-	693,350
For mineral property data (note 7(c)(iv))	25,000	71,500	-	-	71,500
Transfer of contributed surplus to share capital on exercise of warrants	-	90,143	(90,143)	-	-
Transfer of contributed surplus to share capital on exercise of options	-	635,623	(635,623)	-	-
Stock-based compensation for the year (note 7(g))	-	-	4,331,565	-	4,331,565
Escrowed shares cancelled (note 7(b))	(426,667)	(605,867)	605,867	-	-
Net loss for the year	-	-	-	(7,791,824)	(7,791,824)
Balance, September 30, 2008	41,382,069	$57,856,097	$6,010,303	$(34,347,952)	$29,518,448

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Consolidated Statements of Shareholders' Equity
(Canadian Dollars)

	Share Capital		Contributed Surplus	Deficit accumulated in the exploration stage	Total Shareholders' Equity
	Shares	Amount			
Balance, September 30, 2008	41,382,069	$57,856,097	$6,010,303	$ (34,347,952)	$29,518,448
Shares issued during the year					
For cash					
Private placements, net of share issue costs (note 7(c)(i))	3,223,000	2,147,074	117,194	-	2,264,268
Exercise of options	132,500	78,250	-	-	78,250
For mineral property (note 6(b)(ii))	75,760	65,745	-	-	65,745
In relation to acquisition of subsidiary (note 6(b)(i))	2,500,000	1,175,000	-	-	1,175,000
Transfer of contributed surplus to share capital on exercise of options	-	71,208	(71,208)	-	-
Stock-based compensation for the year (note 7(g))	-	-	1,158,891	-	1,158,891
Net loss for the year	-	-	-	(3,273,010)	(3,273,010)
Balance, September 30, 2009	47,313,329	$61,393,374	$7,215,180	$(37,620,962)	$30,987,592

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
 (An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Canadian Dollars)

For the years ended September 30	2009	2008	2007
Operating activities			
Net loss for the year	$ **(3,273,010)**	$ (7,791,824)	$ (2,608,504)
Adjustments to reconcile net loss to cash used in operating activities:			
Amortization	**16,397**	12,123	7,927
Stock-based compensation	**1,130,920**	4,331,565	634,366
Write-down of mineral properties	**-**	2,099,553	333,846
Future income tax (recovery) expense	**(65,570)**	65,570	-
Unrealized loss on foreign exchange	**55,623**	13,062	2,222
Changes in operating assets and liabilities:			
Amounts receivable	**29,594**	(420,423)	(206,589)
Prepaid expenses and deposits	**82,129**	(206,474)	(434)
Accounts payable and accrued liabilities	**(40,858)**	52,027	22,623
Cash used in operating activities	**(2,064,775)**	(1,844,821)	(1,814,543)
Investing activities			
Purchase of property and equipment	**(282,865)**	(22,539)	(6,232)
Expenditures and advances on mineral properties	**(2,446,074)**	(9,621,248)	(2,457,592)
Cash used in investing activities	**(2,728,939)**	(9,643,787)	(2,463,824)
Financing activities			
Proceeds from issuance of common shares and share subscriptions, net of issue costs	**2,342,518**	19,347,525	9,801,483
Due from/to related parties	**10,277**	13,091	(4,828)
Cash provided by financing activities	**2,352,795**	19,360,616	9,796,655
Foreign exchange effect on cash	**(55,623)**	(13,062)	(2,222)
(Decrease) increase in cash and cash equivalents	**(2,496,542)**	7,858,946	5,516,066
Cash and cash equivalents, beginning of year	**18,049,781**	10,190,835	4,674,769
Cash and cash equivalents, end of year	$ **15,553,239**	$ 18,049,781	$ 10,190,835
Cash and cash equivalents consists of:			
Cash	$ 5,281,512	$ 2,424,466	$ 500,511
Cash equivalents	10,271,727	15,625,315	9,690,324
	$ 15,553,239	$ 18,049,781	$ 10,190,835

Supplemental disclosure with respect to cash flows (note 10)

The accompanying notes are an integral part of these consolidated financial statements.

For the years ended September 30, 2009, 2008 and 2007

---

1. NATURE OF OPERATIONS

The Company is governed under the *Business Corporations Act* (British Columbia) and is engaged in the business of the acquisition of, exploration for and development of mineral properties. On February 25, 2009, the Company changed its name from Pediment Exploration Ltd. to Pediment Gold Corp. As of March 2, 2009, the Company's shares were delisted from the TSX Venture Exchange ("TSX-V") and commenced trading on the Toronto Stock Exchange ("TSX").

The Company reported a net loss of $3,273,010 (2008 - $7,791,824; 2007 - $2,608,504) for the year ended September 30, 2009 and has an accumulated deficit of $37,620,962 as at September 30, 2009 (2008 - $34,347,952). As at September 30, 2009, the Company had $16,134,293 (2008 - $18,783,325) in working capital, which is sufficient capital to cover its fiscal 2010 planned expenditures. The Company relies on financing through the issuance of additional shares of its common stock until such time as it achieves sustained profitability through profitable mining operations, or the receipt of proceeds from the disposition of its mineral property interests.

2. SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are stated in Canadian dollars, which is the Company's functional and reporting currency.

These consolidated financial statements include the accounts of the Company and its wholly-owned integrated subsidiaries, Compania Minera Pitalla, S.A. de C.V. ("Pitalla"), Pediment Exploration Mexico, S. de C.V. ("Pediment Mexico"), Minexson S.A. de C.V. ("Minexson"), Megashear Mining-Exploration S.A. de C.V ("Megashear") and Minera Sud California S.A. de C.V. ("Sud California"). All significant intercompany transactions and balances have been eliminated on consolidation.

(b)   Adoption of new accounting standards

Effective October 1, 2008, the Company adopted the following standards of the Canadian Institute of Chartered Accountants' ("CICA") Handbook:

(i)   Amendments to Section 1400 – Going Concern

CICA Handbook Section 1400, "General Standards of Financial Statement Presentation", was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. When financial statements are not prepared on a going concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going concern. The adoption of this policy had no impact on the Company's consolidated financial statements.

For the years ended September 30, 2009, 2008 and 2007

---

2.   **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

(b)   Adoption of new accounting standards (Continued)

(ii)   Goodwill and Intangible Assets

CICA Handbook Section 3064, "Goodwill and Intangible Assets", replaces Section 3062, "Goodwill and Intangible Assets", and Section 3450, "Research and Development Costs", and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this policy had no impact on the Company's consolidated financial statements.

(c)   Cash and cash equivalents

Cash and cash equivalents is comprised of cash and highly liquid temporary investments cashable within ninety days from the original dates of acquisition and can be converted to known amounts of cash.

(d)   Equipment

Equipment is recorded at cost and amortized using the following annual rates and methods:

Computer equipment	-30% declining balance
Office furniture	-20% declining balance
Vehicles	-25% straight-line
Mining equipment	-12% straight-line

In the year of acquisition, amortization is recorded at one-half the annual rate.

(e)   Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. The fair value of the options is accrued and charged either to operations or mineral properties, with the offset credit to contributed surplus. For directors and employees the options are recognized over the vesting period, and for non-employees the options are recognized over the related service period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

2. **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

(f)   Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets is limited to the amount of the benefit that is more likely than not to be realized.

(g)   Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

(h)   Financial instruments and comprehensive income

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale, or other financial liabilities. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders' equity. Any financial instrument may be designated as held-for-trading upon initial recognition.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

Comprehensive income or loss is the overall change in net assets at the Company for a period, other than changes attributed to transactions with shareholders. It is made up of net income and other comprehensive income. Other comprehensive income or loss includes gains or losses that GAAP requires to be recognized in a period but are excluded from net income for that period.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)   Financial instruments and comprehensive income (Continued)

The Company has no items of other comprehensive income in any period presented. Therefore, net loss as presented in the Company's statements of operations equals comprehensive loss.

(i)   Mineral properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company's mineral rights are allowed to lapse. Costs accumulated relating to projects that are abandoned are written-off in the period in which a decision to discontinue the project is made.

All deferred mineral property expenditures are reviewed quarterly, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

The Company is still in the exploration stage and commercial production has not yet commenced. Hence, depletion has not been charged in these financial statements. Commercial production occurs when an asset or property is substantially complete and ready for its intended use. Upon commencement of such production, costs will be depleted using the unit-of-production method over the estimated life of the ore body based upon recoverable ounces to be mined from estimated proven and probable reserves.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received. Proceeds received on the sale or option of the Company's property is recorded as a reduction of the mineral property cost. The Company recognizes in income those costs that are recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)   Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the collectability of amounts receivable, balances of accrued liabilities, the fair value of financial instruments, the rates for amortization of equipment, the recoverability of mineral property interests, determination of asset retirement and environmental obligations, valuation allowance for future income tax assets and the determination of the variables used in the calculation of stock-based compensation. While management believes that these estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

(k)   Foreign currency translation

Integrated foreign operations are translated using the temporal method. Amounts recorded in foreign currencies are translated into Canadian dollars as follows:

(i)   Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)   Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)   Interest income and expenses (excluding amortization, which is translated at the same rate as the related asset), at the exchange rate prevailing on the transaction date.

Gains and losses arising from this translation of foreign currencies are included in the determination of net loss for the period.

(l)   Asset retirement obligations ("ARO")

The Company's proposed and incurred mining and exploration activities are subject to various laws and regulations for federal and regional jurisdictions in which it operates governing the protection of the environment. These laws are continually changing. The Company believes its operations are in compliance with all applicable laws and regulations. The Company expects to make, in the future, expenditures that comply with such laws and regulations but cannot predict the full amount or timing of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Reclamation and remediation obligations arise from the acquisition, development, construction and normal operations of mining properties, plant and equipment.

For the years ended September 30, 2009, 2008 and 2007

2.   **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

(l)   Asset retirement obligations ("ARO") (Continued)

The Company recognizes an estimate of the liability associated with an ARO in the consolidated financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. At present, the Company has determined that it has no material AROs to record in these consolidated financial statements.

(m)   Proceeds on unit offerings

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated entirely to common shares.

(n)   Non-monetary transactions

Shares issued for consideration other than cash are valued at the quoted market price at the date of issuance.

(o)   Future changes in accounting policies

(i) Business Combinations
In January 2009, the CICA issued Section 1582, "Business Combinations", Section 1601, "Consolidated Financial Statements", and Section 1602, "Non-Controlling Interests". These sections replace the former Section 1581, "Business Combinations", and Section 1600, "Consolidated Financial Statements", and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

For the years ended September 30, 2009, 2008 and 2007

2.   **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

(o)   Future changes in accounting policies (Continued)

(ii)   International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board ("AcSB") confirmed that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The IFRS standards will be effective for the Company for interim and annual financial statements relating to the Company's fiscal year beginning on or after October 1, 2011. The effective date of October 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and year ended September 30, 2011. The Company has begun the planning and scoping phase of the transition to IFRS and intends to transition to IFRS financial statements during fiscal 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.   **FINANCIAL INSTRUMENTS**

The Company classifies its cash and cash equivalents as held-for-trading; amounts receivable (excluding taxes receivable) and due from related parties as loans and receivables; and due to related parties and accounts payable and accrued liabilities as other financial liabilities.

The carrying values of cash and cash equivalents, amounts receivable (excluding taxes receivable), and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments. The fair values of amounts due to and from related parties have not been disclosed as their fair values cannot be reliably measured since the parties are not at arm's length.

The fair value of financial instruments at September 30, 2009 and 2008 is summarized as follows:

| | 2009 | | 2008 | |
Financial Assets	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Held-for-trading				
Cash and cash equivalents	$ 15,553,239	$ 15,553,239	$ 18,049,781	$ 18,049,781
Loans and receivables				
Amounts receivable (excluding taxes receivable)	$ 25,726	$ 25,726	$ 61,516	$ 61,516
Due from related parties	$ 19,419	N/A	$ 4,830	N/A
Financial Liabilities				
Accounts payable and accrued liabilities	$ 227,517	$ 227,517	$ 197,027	$ 197,027
Due to related parties	$ 26,380	N/A	$ 1,514	N/A

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

3.   FINANCIAL INSTRUMENTS (Continued)

The Company's risk exposure and the impact on the Company's financial instruments are summarized below:

(a)   Credit risk

The Company is exposed to credit risk with respect to its cash and cash equivalents. Cash and cash equivalents have been placed on deposit with major Canadian financial institutions and major Mexican financial institutions.   The risk arises from the non-performance of counterparties of contracted financial obligations. The Company is not exposed to significant credit risk on amounts receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment-grade securities held at major financial institutions with strong investment-grade ratings by a primary rating agency in accordance with the Company's investment policy.

Concentration of credit risk exists with respect to the Company's cash and cash equivalents as the majority of the amounts are held with only a few Canadian and Mexican financial institutions. The Company's concentration of credit risk and maximum exposure thereto is as follows:

	2009	2008
Held at major Canadian financial institutions:		
Cash	$ 5,137,947	$ 2,111,368
Cash equivalents	10,271,727	15,625,315
	15,409,674	17,736,683
Held at major Mexican financial institutions:		
Cash	143,565	313,098
Total cash and cash equivalents	$15,553,239	$18,049,781

Included in cash equivalents at September 30, 2009 are cashable guaranteed investment certificates earning interest between 0.25% and 2.66% (2008 - 2.00% and 2.95%) and maturing at various dates between October 18, 2009 and September 8, 2010 (2008 - October 18, 2008 and September 8, 2009). Cash equivalents that matured on October 18, 2009 and December 10, 2009 were reinvested.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

3.   FINANCIAL INSTRUMENTS (Continued)

(b)   Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet commitments as they become due. The Company's approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. The Company believes it has sufficient cash and cash equivalents at September 30, 2009 in the amount of $15,553,239 (2008 - $18,049,781) in order to meet its planned expenditures and obligations for the next year. At September 30, 2009, the Company had accounts payable and accrued liabilities of $227,517 (2008 - $197,027) and amounts due to related parties of $26,380 (2008 - $1,514), which will become due for payment within three months.

(c)   Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

(i)   Interest rate risk

Interest rate risk consists of two components:

(a)   To the extent that payments made or received on the Company's monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(b)   To the extent that changes in prevailing market rates differ from the interest rate in the Company's monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company's cash and cash equivalents consists of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of September 30, 2009 and 2008. Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

(ii)   Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

3. FINANCIAL INSTRUMENTS (Continued)

(c)   Market risk (continued)

(ii)   Foreign currency risk (continued)

The Company is exposed to foreign currency risk with respect to cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities as a portion of these amounts are denominated in US dollars and Mexican pesos. The Company has not entered into any foreign currency contracts to mitigate this risk.

The sensitivity analysis of the Company's exposure to foreign currency risk at the reporting date has been determined based upon hypothetical changes taking place at September 30, 2009 and 2008, which includes a hypothetical change in the foreign currency exchange rate between the Canadian dollar and Mexican peso of 9% and 11%, respectively, and the effect on net loss and comprehensive loss.

	Reasonably Possible Changes	
	2009	2008
CDN $: MXN peso exchange rate variance	+9%	+11%
Net loss and comprehensive loss	$ 84,825	$ 122,495
CDN $: MXN peso exchange rate variance	-9%	-11%
Net loss and comprehensive loss	$ (101,603)	$ (152,774)

(iii)   Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to significant other price risk.

4.   CAPITAL MANAGEMENT

The Company's primary objective when managing capital is to safeguard the Company's ability to continue as a going concern in order to pursue the development and exploration of its mineral properties. The Company defines capital that it manages as shareholders' equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares. The Company's primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal due to lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

For the years ended September 30, 2009, 2008 and 2007

---

4.   CAPITAL MANAGEMENT (Continued)

Capital requirements are driven by the Company's exploration activities on its mineral properties. To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

There have been no changes to the Company's approach to capital management during the year.

5. PROPERTY AND EQUIPMENT

| | **2009** | | | 2008 | | |
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 32,005	$ 21,811	$ 10,194	$ 37,179	$ 11,908	$ 25,271
Office furniture	28,370	9,508	18,862	21,707	6,209	15,498
Vehicles	18,748	3,195	15,553	-	-	-
Mining equipment	57,330	-	57,330	-	-	-
Land	205,298	-	205,298	-	-	-
	$ 341,751	$ 34,514	$ 307,237	$ 58,886	$ 18,117	$ 40,769

At September 30, 2009, the Company's mining equipment is under development; therefore, it will be amortized once it is ready for use.

For the years ended September 30, 2009, 2008 and 2007

6. MINERAL PROPERTIES

    (a)   Capitalized mineral property expenditures are as follows:

	Caborca Project	San Antonio Project	Texson Project	Daniel Project	La Colorada Project	Other Projects	Total
Balance, September 30, 2007	$ 268,484	$ 1,938,735	$ 168,469	$ 598,672	$ -	$ 410,731	$ 3,385,091
Acquisition costs	-	1,322,668	-	-	1,297,697	-	2,620,365
Deferred exploration costs							
Geological services	14,330	215,998	2,256	28,288	231,124	48,842	540,838
Tax on surface rights	8,156	42,882	7,177	17,390	68,596	61,931	206,132
Drilling, sampling and testing	3,840	3,789,126	-	197,792	616,782	12,713	4,620,253
Technical assistance	7,751	52,526	417	7,019	33,850	15,032	116,595
Leasing	18,545	134,576	-	53,921	221,585	14,771	443,398
Salaries and fees	53,813	365,838	-	23,355	168,017	-	611,023
Miscellaneous	17,794	182,608	251	29,404	77,312	8,413	315,782
Total deferred exploration costs for the year	124,229	4,783,554	10,101	357,169	1,417,266	161,702	6,854,021
Total acquisition and exploration costs for the year	124,229	6,106,222	10,101	357,169	2,714,963	161,702	9,474,386
Mineral properties balance before write down	392,713	8,044,957	178,570	955,841	2,714,963	572,433	12,859,477
Write-down of mineral properties	(392,712)	-	(178,569)	(955,840)	-	(572,432)	(2,099,553)
Balance, September 30, 2008	$ 1	$ 8,044,957	$ 1	$ 1	$ 2,714,963	$ 1	$ 10,759,924

For the years ended September 30, 2009, 2008 and 2007

6. MINERAL PROPERTIES (Continued)

(a)   Capitalized mineral property expenditures (Continued):

	San Antonio Project	La Colorada Project	Other Projects	Total
Balance, September 30, 2008	$ 8,044,957	$ 2,714,963	$ 4	$ 10,759,924
Acquisition costs	1,175,000	889,341	-	2,064,341
Deferred exploration costs				
Geological services	164,764	71,545	-	236,309
Tax on surface rights	74,888	32,873	-	107,761
Drilling, sampling and testing	82,882	636,447	-	719,329
Technical assistance (note 9(f))	116,932	167,250	-	284,182
Leasing	35,879	52,933	-	88,812
Salaries and fees	37,911	-	-	37,911
Miscellaneous	106,428	113,094	-	219,522
Stock-based compensation (note 7(g)(i))	13,986	13,985	-	27,971
Total deferred exploration costs for the year	633,670	1,088,127	-	1,721,797
Total acquisition and exploration costs for the year	1,808,670	1,977,468	-	3,786,138
Balance, September 30, 2009	$ 9,853,627	$ 4,692,431	$ 4	$ 14,546,062

(b)   The Company's mineral property holdings consist of mineral concessions located in Sonora State and Baja California Sur, Mexico. Descriptions of specific concession groups are as follows:

(i)   San Antonio Project

San Antonio consists of two concessions, Cirio and Emily, located in the state of Baja California Sur, Mexico.

On March 28, 2008, the San Antonio Project was expanded to include the Triunfo Est. Properties, which consist of five mining exploration concessions located in the state of Baja California Sur, Mexico. The concessions were acquired for a cash payment of $11,250 (paid) and mineral property data related to the concessions were acquired for 25,000 common shares (issued) of the Company valued at $71,500 (note 7(c)(iv)).

On July 3, 2008, the Company acquired the El Triunfo concession group, a group of adjacent concessions in the San Antonio district. The three concessions were acquired for a cash payment of $1,241,568 (paid) and are subject to a variable 1% to 3% net smelter royalty ("NSR").

For the years ended September 30, 2009, 2008 and 2007

6. **MINERAL PROPERTIES** (Continued)

    (b)   (Continued)

        (i)   San Antonio (Continued)

Pursuant to the terms of the Company's purchase agreement to acquire Pitalla in 2005, if prior to December 31, 2011, an aggregate of one million ounces of gold or gold equivalents were determined to be situated on three or fewer of the properties acquired, of which 500,000 ounces or equivalent must be in a single property, the Company would be required to issue 2,500,000 common shares. On December 4, 2008, the Company issued the 2,500,000 common shares valued at $1,175,000, which has been allocated to the acquisition cost of the San Antonio project (note 7(c)(iii)).

        (ii)   La Colorada Project

On October 22, 2007, the Company negotiated the exclusive option to acquire the past producing La Colorada gold-silver mine property located in the state of Sonora, Mexico. The Company has an option to acquire 100% of 18 concessions held by private owners plus 1,130 hectares of surface holdings that include mining equipment and machinery in return for an initial payment of US$1,100,000 ($1,085,518 paid), followed by additional payments of US$1,100,000 on or before October 22, 2008 and US$550,000 on or before October 22, 2009.

On November 26, 2008, the Company amended the original option agreement and entered into two separate agreements, a revised purchase agreement and an option to purchase agreement.

Pursuant to the revised purchase agreement, the Company acquired all concessions except the Sonora IV concession, land and mining equipment agreed to under the original option agreement by making one further payment of US$825,000 ($964,484 paid), for a total purchase price of US$1,925,000 ($2,050,002 paid), and granted a 3% NSR if open-pit mined or 2% if underground mined. The 2% NSR on underground production can be purchased by the Company at any time for US$300,000.

The purchase price of US$1,925,000 ($2,050,002) was allocated US$200,800 ($205,298) to land, US$56,075 ($57,330) to mining equipment and US$1,668,125 ($1,787,374) to mineral properties pursuant to the terms of the revised purchase agreement.

Pursuant to the option to purchase agreement, the Company was granted the option to acquire the Sonora IV concession for 300,000 common shares of the Company on or before October 16, 2009. The Company did not exercise this option by October 16, 2009.

For the years ended September 30, 2009, 2008 and 2007

6.   MINERAL PROPERTIES (Continued)

(b)   (Continued)

(ii)   La Colorada Project (continued)

On February 12, 2008, the Company entered into an option agreement (referred to as the "RECAMI" agreement) to acquire three additional mineral concessions totaling 400 hectares for a total purchase price of US$800,000.

On May 12, 2009, the Company amended the terms of the RECAMI agreement, which reduced the total purchase price from US$800,000 to US$600,000 and introduced US$200,000 payable in shares due as follows:

Cash:
US$100,000 – February 8, 2008 ($102,491 paid)
US$100,000 – March 23, 2009 ($121,131 paid)
US$100,000 – March 3, 2010
US$100,000 – March 3, 2011

Common Shares:
Shares, equivalent to US$50,000 plus 15% VAT – May 31, 2009 (Issued 75,760 common shares valued at $65,745 (note 7(c)(ii))
Shares, equivalent to US$50,000 plus 15% VAT – March 3, 2010
Shares, equivalent to US$100,000 plus 15% VAT – March 3, 2011

The revised option agreement also includes a 3% NSR to be paid to the vendor should the Company complete the transaction. The 3% NSR can be purchased by the Company at any time for a cash payment of US$200,000. The vendor is entitled to annual advanced payments of US$50,000 on account of the 3% NSR commencing March 3, 2012.

On August 14, 2008, the Company acquired six mineral concessions from the Penoles group totalling 218 hectares for US$100,000 ($109,688 paid) that cover part of the El Creston pit and adjacent ground as well as additional exploration potential west of the pit.

On June 30, 2009, the Company acquired the La Noria concession for $609 (paid).

(iii)   Other Projects

Caborca Project

The Caborca area project consists of three non-contiguous concessions, namely the Pitalla, Martha and Diana concessions, located in Sonora State, Mexico.

For the years ended September 30, 2009, 2008 and 2007

6.   **MINERAL PROPERTIES** (Continued)

     (b)   (Continued)

          (iii)   Other Projects (Continued)

          Caborca Project (Continued)

          On December 1, 2006, the Company signed an agreement with Inmet Mining Corp. ("Inmet") to explore the Company's Caborca Project. The Company had granted Inmet an option to earn 70% of the Caborca Project in return for payment of $250,000 and exploration expenditures of $5,000,000 over four years. Upon completion of due diligence, Inmet paid $50,000 and committed to $100,000 in exploration expenditures by June 2007. An extension on the deadline for expending $100,000 in exploration expenditures was issued by the Company to Inmet, and expended during 2008. Upon earning the 70% interest, a joint venture would have been formed with each party paying their pro-rata share of ongoing expenses.

          During the year ended September 30, 2008, Inmet defaulted on the terms of the agreement and the Company decided not to pursue this property and, accordingly, the Company wrote-down $392,712 in acquisition and exploration expenditures.

          Texson Project

          The Texson Project consists of three concessions, namely Texson Fraction 1, 2 and 3, and is located in Sonora State, Mexico.

          During the year ended September 30, 2008, the Company decided not to pursue this property and, accordingly, wrote-down $178,569 in acquisition and exploration expenditures.

       Daniel Project

          The Daniel Project consists of five concessions, Daniel 1, Daniel 2, Daniel 3, Daniel 4 and Daniel 7, and is located in Sonora State, Mexico.

          During the year ended September 30, 2008, the Company decided not to pursue this property and, accordingly, wrote-down $955,840 in acquisition and exploration expenditures.

For the years ended September 30, 2009, 2008 and 2007

6. MINERAL PROPERTIES (Continued)

(b) (Continued)

(iv) Other Projects (Continued)

Other

The Company holds title to various exploration stage projects, all of which are located within Mexico. These projects consist of the following: Mel-Manual, Valenzuela, Cochis, Juliana, La Cien, Glor, El Caribe and Pitalla 3.

During the year ended September 30, 2008, the Company decided not to pursue these projects and, accordingly, wrote-down $572,432 in acquisition and exploration expenditures.

(c) Realization of assets

The investment in and expenditures on mineral properties comprise a significant portion of the Company's assets. Realization of the Company's investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore. The amounts shown for acquisition and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

(d) Title to mineral property interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

(e) Environmental

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company's operations may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

For the years ended September 30, 2009, 2008 and 2007

6. MINERAL PROPERTIES (Continued)

(e)   Environmental (Continued)

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

7. SHARE CAPITAL

(a)   Authorized - Unlimited number of common shares without par value

(b)   Escrow shares

During the year ended September 30, 2009, the Company released 442,556 (2008 – nil) common shares from escrow. Accordingly, as at September 30, 2009, there are no common shares held in escrow (2008 – 442,556).

During the year ended September 30, 2008, the Company cancelled 426,667 common shares previously held in escrow. Accordingly, the weighted average per common share amount of share capital attributed to the cancelled shares of $605,867 was allocated to contributed surplus.

(c)   Private placements and shares issued for property

(i)   On September 30, 2009, the Company completed a non-brokered private placement and issued 3,223,000 units at a price of $0.75 per unit, for gross proceeds of $2,417,250. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.90 per share on or before March 30, 2011. As part of the finder's fee arrangement, $145,035 was paid in cash and 257,840 finder's warrants were issued with a fair value of $117,194, each exercisable to acquire one unit having the same terms as units issued to investors at a price of $0.83 per unit until March 30, 2011. Other cash share issuance costs of $7,947 were incurred by the Company through the private placement.

(ii)   During the year ended September 30, 2009, 75,760 common shares were issued in relation to the acquisition of mineral concessions (note 6(b)(ii)). The fair value of these shares, based upon the volume weighted average trading price on the TSX for the ten trading days ending seven business days before the date of issue, was $65,745.

For the years ended September 30, 2009, 2008 and 2007

7.   SHARE CAPITAL (Continued)

(c)   Private placements and shares issued for property (Continued)

(iii)   During the year ended September 30, 2009, 2,500,000 common shares were issued in relation to the acquisition of the San Antonio Project (note 6(b)(i)). The $0.47 per share fair value of these shares was based on market value at the time of issue for a total value of $1,175,000.

(iv)   During the year ended September 30, 2008, 25,000 common shares were issued to acquire mineral property data relating to certain mineral concessions (note 6(b)(i)). The fair value of these shares based upon their market value at the time of issue was $71,500.

(v)   On December 3, 2007, the Company completed a non-brokered private placement and issued 5,849,300 units at a price of $3.00 per unit, for gross proceeds of $17,547,900. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $3.75 per share on or before June 3, 2009. As part of the finder's fee arrangement, $425,520 in cash was paid, and 101,000 additional units, valued at the same amount as the placement units, were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant, each warrant having the same terms as the placement warrants described above. In addition, 261,965 finder's warrants were issued with a fair value of $240,851, each exercisable to acquire one common share of the Company at a price of $3.80 per share until June 3, 2009. Other cash share issuance costs of $65,524 were incurred by the Company through the private placement.

(vi)   During the year ended September 30, 2007, a total of 10,000 common shares were issued to acquire mineral property data relating to one of the Company's mineral concessions. The fair value of these shares, based upon their market value at the time of issue, was $8,600.

(vii)   On August 21, 2007, the Company completed a non-brokered private placement and issued 4,050,000 units at a price of $1.50 per unit, for gross proceeds of $6,075,000. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $2.00 per share on or before February 21, 2009. As part of the finder's fee arrangement, 60,500 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant, each warrant having the same terms as the placement warrants described above. In addition, 307,200 finder's warrants valued at $157,318 were issued, each being exercisable to acquire one common share of the Company at a price of $2.05 per share until February 21, 2009. Cash share issuance and certain closing costs of $383,300 were incurred by the Company through the private placement.

For the years ended September 30, 2009, 2008 and 2007

7. SHARE CAPITAL (Continued)

    (c)   Private placements and shares issued for property (Continued)

        (viii)   On May 2, 2007, the Company completed a non-brokered private placement and issued 514,000 units at a price of $0.85 per unit, for gross proceeds of $436,900. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $1.05 per share on or before November 2, 2008. Share issuance and certain closing costs of $14,762 were incurred by the Company in respect of this placement.

        (ix)   On March 30, 2007, the Company completed a non-brokered private placement and issued 1,635,002 units at a price of $0.75 per unit, for gross proceeds of $1,226,252, which were allocated to share capital. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $1.00 per share on or before September 30, 2008. Share issuance and certain closing costs of $9,752 were incurred by the Company through the private placement.

    (d)   Stock options

    Pursuant to the policies of the TSX, under the Company's stock option plan, options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of grant for a maximum term of ten years. The board of directors may grant options for the purchase of up to a total of 10% of the outstanding shares at the time of the option grant less the aggregate number of existing options and number of common shares subject to issuance under outstanding rights that have been issued under any other share compensation arrangement. Options granted under the plan carry vesting terms determined at the discretion of the board of directors.

For the years ended September 30, 2009, 2008 and 2007

7.   SHARE CAPITAL (Continued)

(d)   Stock options (Continued)

A summary of the status of the Company's outstanding and exercisable stock options at September 30, 2009 and 2008 and changes during the years then ended is as follows:

	Outstanding	Exercisable	Weighted Average Exercise Price – Outstanding Options
Balance, September 30, 2007	2,500,000	1,795,000	$0.72
Exercised	(1,041,250)	(1,041,250)	$0.67
Vested in year	-	611,250	$0.80
Forfeited	(156,250)	(112,500)	$1.74
Granted	2,340,000	2,140,000	$2.15
Balance, September 30, 2008	3,642,500	3,392,500	$1.61
Exercised	(132,500)	(132,500)	$0.59
Vested in year	-	250,000	$1.76
Cancelled	(1,145,000)	(1,145,000)	$1.32
Forfeited	(232,500)	(232,500)	$2.61
Expired	(80,000)	(80,000)	$0.85
Granted	1,720,000	1,495,000	$0.74
Balance, September 30, 2009	3,772,500	3,547,500	$0.98

As at September 30, 2009, 3,547,500 of the 3,772,500 options outstanding have vested. The vested options have a weighted average exercise price of $0.99 (2008 - $1.61), a weighted average contractual life of 3.12 years (2008 - 3.62 years) and a weighted average fair value of $0.74 (2008 - $1.36). The 225,000 options that have not vested at September 30, 2009 have a weighted average exercise price of $0.90 (2008 - $1.75), a weighted average remaining contractual life of 1.92 years (2008 - 4.01 years) and a weighted average fair value of $0.46 (2008 - $2.15).

During the year ended September 30, 2009, the options that vested had a weighted average fair value of $2.16 (2008 - $0.63), the options forfeited have a weighted average fair value of $1.03 (2008 - $1.28), and the options that were granted had a weighted average fair value of $0.56 (2008 - $1.78).

For the years ended September 30, 2009, 2008 and 2007

7.   SHARE CAPITAL (Continued)

(d)   Stock options (Continued)

The following summarizes information about options outstanding at September 30, 2009 and 2008:

Expiry Date	Exercise Price	Remaining Contractual Life (in years) 2009	2008	Number of Options 2009	2008
April 4, 2009	$0.85	-	0.51	-	80,000
February 12, 2010	$0.60	0.37	1.37	50,000	150,000
July 21, 2010	$0.50	0.81	1.81	25,000	25,000
July 21, 2010	$0.63	0.81	1.81	290,000	290,000
April 25, 2011	$0.80	1.57	2.57	415,000	415,000
August 2, 2011	$0.55	1.84	2.84	205,000	230,000
February 12, 2012	$0.60	2.37	3.37	50,000	50,000
March 23, 2012	$0.73	2.48	3.48	37,500	37,500
April 27, 2012	$0.78	2.58	3.58	50,000	50,000
October 25, 2012	$1.88	-	4.07	-	400,000
November 16, 2012	$3.00	-	4.13	-	815,000
June 17, 2013	$1.60	3.72	4.72	1,100,000	1,100,000
December 12, 2013	$0.60	4.20	-	580,000	-
May 4, 2011	$0.90	1.59	-	200,000	-
May 4, 2012	$0.90	2.59	-	100,000	-
May 11, 2010	$0.84	0.61	-	80,000	-
May 11, 2014	$0.84	4.61	-	590,000	-
		3.05	3.62	3,772,500	3,642,500

(e) Warrants

At September 30, 2009, the Company has outstanding warrants to purchase an aggregate 1,611,500 common shares as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2008	Issued	Exercised	Expired	Outstanding at September 30, 2009
$ 1.05	November 2, 2008	232,000	-	-	(232,000)	-
$ 2.00	February 21, 2009	1,798,059	-	-	(1,798,059)	-
$ 2.05	February 21, 2009	131,174	-	-	(131,174)	-
$ 3.75	June 3, 2009	2,975,150	-	-	(2,975,150)	-
$ 3.80	June 3, 2009	261,965	-	-	(261,965)	-
$ 0.90	March 30, 2011	-	1,611,500	-	-	1,611,500
		5,398,348	1,611,500	-	(5,398,348)	1,611,500

For the years ended September 30, 2009, 2008 and 2007

7. SHARE CAPITAL (Continued)

(e) Warrants (Continued)

At September 30, 2008, the Company has outstanding warrants to purchase an aggregate 5,398,348 common shares as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2007	Issued	Exercised	Expired	Outstanding at September 30, 2008
$ 1.00	September 30, 2008	715,834	-	(695,834)	(20,000)	-
$ 1.05	November 2, 2008	257,000	-	(25,000)	-	232,000
$ 2.00	February 21, 2009	2,055,250	-	(257,191)	-	1,798,059
$ 2.05	February 21, 2009	307,200	-	(176,026)	-	131,174
$ 3.75	June 3, 2009	-	2,975,150	-	-	2,975,150
$ 3.80	June 3, 2009	-	261,965	-	-	261,965
		3,335,284	3,237,115	(1,154,051)	(20,000)	5,398,348

(f) Finder's warrants

Exercise Price	Expiry Date	Outstanding at September 30, 2008	Issued	Exercised	Expired	Outstanding at September 30, 2009
$ 0.83	March 30, 2011	-	257,840	-	-	257,840

The 257,840 finder's warrants are exercisable at $0.83 per warrant to March 30, 2011 for units where each unit consists of one common share and one-half of one share purchase warrant. Each full warrant is exercisable for one common share at a price of $0.90 each for a period of 18 months.

(g) Stock-based compensation

(i) The fair value of stock options granted, and which vested to directors, employees and consultants, is broken down as follows:

	2009	2008	2007
Salaries – employees/directors	$ 838,526	$ 3,028,069	$ 536,950
Consultants	229,801	1,303,496	97,416
Investor relations	62,593	-	-
Mineral properties	27,971	-	-
	$ 1,158,891	$ 4,331,565	$ 634,366

During the year ended September 30, 2009, $27,971 (2008 - $nil; 2007 - $nil) in stock-based compensation was allocated to mineral properties and the balance of $1,130,920 (2008 - $4,331,565; 2007 - $634,366) was expensed in the consolidated statements of operations. Of this amount, $279,990 (2008 - $447,778; 2007 - $665,559) related to options granted in prior years, which vested in the current year.

For the years ended September 30, 2009, 2008 and 2007

7.   SHARE CAPITAL (Continued)

(g)   Stock-based compensation (Continued)

(i)   (Continued)

As at September 30, 2009, there is $75,526 (2008 - $279,990; 2007 - $447,778) in stock-based compensation, which will be recognized over the next two years as the options vest.

The fair value of each option grant was estimated as at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions and resulting fair value:

	2009	2008	2007
Risk-free interest rate	1.67%	3.90%	3.61%
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	93.41%	78.99%	60.71%
Expected option life in years	4.35	5.00	3.53
Fair value at grant date	$0.56	$1.78	$0.50

Expected volatilities are based on the Company's trading history except where there is insufficient trading history and volatilities are based on industry comparables. When applicable, the Company uses historical data to estimate option exercise, employee termination and forfeiture within the valuation model. For non-employees, the expected term of the options approximate the full term of the option.

(ii)   The fair value of warrants issued as finder's fees in the amount of $117,194 (2008 - $240,851) and included in share issue costs is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2009	2008	2007
Risk-free interest rate	1.20%	3.98%	3.46%
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	94.15%	75.0%	77.45%
Expected option life in years	1.5	1.5	1.5
Fair value at grant date	$0.45	$0.92	$0.51

For the years ended September 30, 2009, 2008 and 2007

7.   **SHARE CAPITAL** (Continued)

(h)   Shares reserved for issuance at September 30, 2009 and 2008 are as follows:

	2009	2008
Outstanding at September 30	47,313,329	41,382,069
Stock options (note 7(d))	3,772,500	3,642,500
Warrants (note 7(e))	1,611,500	5,398,348
Finder's warrants (note 7(f))	386,760	-
Fully diluted at September 30	53,084,089	50,422,917

8.   **INCOME TAXES**

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2009	2008	2007
Income tax benefit computed at statutory rates	$ 1,005,914	$ 2,484,763	$ 890,022
Non-deductible stock-based compensation	(340,690)	(1,393,031)	(216,446)
Foreign mineral property expenditures deductible for tax purposes	836,150	1,658,693	1,419,570
Write-down of mineral properties	-	(669,375)	-
Book value over tax value of additions to mineral properties	(618,303)	(2,520,987)	(732,927)
Foreign tax rate difference	(27,748)	(42,554)	(28,860)
Change in valuation allowance	(745,958)	1,921,237	(1,285,641)
Effect of change in tax rate	(49,827)	(1,549,849)	-
Other, net	6,032	45,533	(45,718)
Future income tax recovery (expense)	$ 65,570	$ (65,570)	$ -

For the years ended September 30, 2009, 2008 and 2007

8. INCOME TAXES (Continued)

The significant components of the Company's future income tax assets and liabilities as at September 30, 2009 and 2008 are as follows:

	2009	2008
Future income tax assets (liability)		
Non-capital losses carried forward	$ 1,371,834	$ 1,229,465
Net capital losses carried forward	619,725	619,725
Share issuance costs	163,253	206,203
Unused cumulative exploration and development expenditures	2,735,887	3,053,800
Equipment	2,349	1,099
	4,893,048	5,110,992
Valuation allowance	(4,893,048)	(5,110,292)
	-	-
Non-capital loss carried forward in Mexico	3,746,539	3,258,136
Excess of book value over tax value of mineral properties in Mexico	(3,746,539)	(3,323,706)
Future income taxes, net	$ -	$ (65,570)

At September 30, 2009, the Company has non-capital losses of $18,656,000 in Canada and Mexico that may be carried forward to apply against future years' income. These losses expire as follows:

	Canada	Mexico	Total
2010	$ 85,000	$ -	$ 85,000
2012	-	63,000	63,000
2013	-	37,000	37,000
2014	-	25,000	25,000
2015	585,000	23,000	608,000
2016	-	90,000	90,000
2017	-	4,443,000	4,443,000
2018	-	4,902,000	4,902,000
2026	1,070,000	3,797,000	4,867,000
2027	1,356,000	-	1,356,000
2028	972,000	-	972,000
2029	1,208,000	-	1,208,000
	$ 5,276,000	$ 13,380,000	$ 18,656,000

For the years ended September 30, 2009, 2008 and 2007

8. INCOME TAXES (Continued)

The Company also has $4,767,000 of capital losses available to apply against future capital gains in Canada.

The tax benefit of the above losses has not been recorded in these financial statements as their realization is not more likely than not.

9. RELATED PARTY TRANSACTIONS

(a) The amounts due from/to related parties are non-interest bearing, unsecured and due on demand, and are due from/to officers of the Company and companies with common directors.

   (i) As at September 30, 2009, $19,419 (2008 - $4,830) is due from a company with common directors for its share of rent for shared office space.

   (ii) As at September 30, 2009, $26,380 (2008 - $1,514) is due to directors/officers of the Company for director and consulting fees.

(b) As at September 30, 2009, $21,000 (2008 - $21,000) of prepaid expenses relates to an advance on consulting fees paid to a company with a common director.

(c) Included in consulting fees is $388,928 (2008 - $406,108; 2007 - $236,215) of which $290,000 (2008 - $227,000; 2007 - $144,000) was charged by companies owned by directors and $98,928 (2008 - $179,108; 2007 - $92,215) by a director for consulting services.

(d) Included in consulting fees is $83,000 (2008 - $nil; 2007 - $nil) paid to directors for directors' fees.

(e) Rent of $27,600 (2008 - $10,350; 2007 - $nil) was recovered from companies with common directors for their respective share of the rent expense paid by the Company for shared office space.

(f) Capitalized to mineral properties is $99,402 (2008 - $nil) paid/payable to an officer of the Company, of which $49,701 (2008 - $nil) was capitalized to technical assistance on the La Colorada project and $49,701 (2008 - $nil) was capitalized to technical assistance on the San Antonio project.

The above transactions incurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

For the years ended September 30, 2009, 2008 and 2007
(Canadian Dollars)

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

		2009		2008		2007
Non-cash transactions						
Shares issued for mineral property	$	1,175,000	$	71,500	$	8,600
Shares issued for acquisition of subsidiary	$	65,745	$	-	$	-
Accounts payable related to mineral properties	$	133,962	$	62,614	$	280,976
Stock-based compensation included in mineral properties (note 7(g)(i))	$	27,97[illegible]	$		$	
Other supplemental cash flow information						
Cash paid during the year for						
Interest expense	$	-	$	-	$	4,190
Income tax expense	$	-	$	-	$	-

11. SEGMENT DISCLOSURES

The Company operates in one industry segment, the mineral resource industry, and in two geographical segments, Canada and Mexico. All current exploration activities are conducted in Mexico. The capital assets (including mineral properties) and total assets identifiable with these geographic areas are as follows:

		2009		2008
Capital assets (including mineral properties)				
Canada	$	8,426	$	13,232
Mexico		14,844,873		10,787,461
	$	14,853,299	$	10,800,693
Total assets				
Canada	$	15,527,466	$	18,416,369
Mexico		15,714,023		11,366,190
	$	31,241,489	$	29,782,559

12. COMMITMENT

The Company has a commitment with respect to its premises operating lease. The minimum annual lease payments required are payable as follows:

2010	$	54,574
2011		45,324
2012		30,216
	$	130,114

For the years ended September 30, 2009, 2008 and 2007

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP

(a) Recent United States GAAP pronouncements

(i) The Hierarchy of Generally Accepted Accounting Principles

In June 2009, the Financial Accounting Standards Board ("FASB") issued new standards for *The Hierarchy of Generally Accepted Accounting Principles*. These standards, ASC 105, culminated a multi-year project to replace the previous GAAP hierarchy and established *Accounting Standard Codification* (the "Codification"). The Codification is not expected to change US GAAP, but combines all authoritative standards into a comprehensive, topically organized online database. Following this guidance, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates ("ASU") to update the Codification. After the launch of the Codification on July 1, 2009, only one level of authoritative US GAAP for non-governmental entities will exist, other than guidance issued by the SEC. This statement is effective for interim and annual reporting periods ending after September 15, 2009. The adoption of this new standard only had the effect of amending references to authoritative accounting guidance in the Company's consolidated financial statements.

(ii) Business Combinations

In December 2007, the FASB revised its accounting standards for *Business Combinations*. The standard, ASC 805, requires the acquiring entity to recognize and measure in its financial statements all the assets acquired, the liabilities assumed, any non-controlling interest in the acquired entity and the goodwill acquired and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed. Furthermore, acquisition-related and other costs will now be expensed rather than treated as cost components of the acquisition. ASC 805 also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. The revision to this guidance applies prospectively to business combinations for which the acquisition date occurs on or after January 1, 2009. The adoption of this new standard had no impact on the Company's consolidated financial statements.

For the years ended September 30, 2009, 2008 and 2007

13.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(a)   Recent United States GAAP pronouncements (Continued)

(iii)   Fair Value Measurement and Disclosures

In October 2008, FASB amended accounting standards for *Fair Value Measurements and Disclosures*. The amended standard, ASC 820, clarifies the application of fair value measurements in a market that is not active. The amendment is intended to address the following application issues: (a) how the reporting entity's own assumptions (that is, expected cash flows and appropriately risk-adjusted discount rates) should be considered when measuring fair value when relevant observable inputs do not exist; (b) how available observable inputs in a market that is not active should be considered when measuring fair value; and (c) how the use of market quotes (for example, broker quotes or pricing services for the same or similar financial assets) should be considered when assessing the relevance of observable and unobservable inputs available to measure fair value. The changes were effective on issuance, including prior periods. The adoption of this new standard had no impact on the Company's consolidated financial statements.

(iv)   Investments - Other

In January 2009, FASB amended accounting standards for *Investments – Other*. The amended standard, ASC 325, addresses certain practices or issues related to the recognition of interest income and impairment on purchased beneficial interests and beneficial interests that continue to be held by a transferor in securitized financial assets, by making its other-than-temporary impairment ("OTTI") assessment guidance consistent with the accounting standards for *Investments – Debt and Equity Securities*. The amendment removes the reference to the consideration of a market participant's estimates of cash flows and instead requires an assessment of whether it is probable, based on current information and events, that the holder of the security will be unable to collect all amounts due according to the contractual terms. If it is probable that there has been an adverse change in estimated cash flows, an OTTI is deemed to exist, and a corresponding loss shall be recognized in earnings equal to the entire difference between the investment's carrying value and its fair value at the balance sheet date of the reporting period for which the assessment is made. This amendment became effective for interim and annual reporting periods ending after December 15, 2008, and is to be applied prospectively. The adoption of this new standard had no impact on the Company's consolidated financial statements.

For the years ended September 30, 2009, 2008 and 2007

13.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(a)   Recent United States GAAP pronouncements (Continued)

(v)   Fair Value Measurements and Disclosures

In April 2009, FASB amended accounting standards for *Fair Value Measurements and Disclosures.* The amended standard, ASC 820, addresses issues related to the determination of fair value when the volume and level of activity for an asset or liability has significantly decreased, and identifying transactions that are not orderly. The revisions affirm the objective that fair value is the price that would be received to sell an asset in an orderly transaction (that is not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions, even if the market is inactive. The amendment provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have decreased significantly. It also provides guidance on identifying circumstances that indicate a transaction is not orderly. If determined that a quoted price is distressed (not orderly), and thereby not representative of fair value, the entity may need to make adjustments to the quoted price or utilize an alternative valuation technique (e.g., income approach or multiple valuation techniques) to determine fair value. Additionally, an entity must incorporate appropriate risk premium adjustments, reflective of an orderly transaction under current market conditions, due to uncertainty in cash flows. The revised guidance requires disclosures in interim and annual periods regarding the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period. The changes are effective for interim and annual reporting periods ending after June 15, 2009, and are to be applied prospectively. The adoption of this new standard had no impact on the Company's consolidated financial statements.

(vi)   Financial Instruments

In April 2009, FASB revised accounting standards for *Financial Instruments.* The revised standard, ASC 825, requires fair value disclosures in the notes of an entity's interim financial statements for all financial instruments, whether or not recognized in the statement of financial position. This revision became effective for the interim reporting period ending after June 15, 2009. The adoption of this new standard had no impact on the Company's consolidated financial statements.

For the years ended September 30, 2009, 2008 and 2007

13.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(a)   Recent United States GAAP pronouncements (Continued)

(vii)   Subsequent Events

In May 2009, FASB amended the accounting standard for *Subsequent Events*. The updated standard, ASC 855, established general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The revisions should not result in significant changes in the subsequent events that an entity reports, either through recognition or disclosure in its financial statements. It does require disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. As a result of the adoption of this new standard, the Company evaluated subsequent events to December 14, 2009, the date these consolidated financial statements were available to be issued.

(viii)   Measuring Liabilities at Fair Value

In August 2009, FASB issued ASU No. 2009-05, *Measuring Liabilities at Fair Value*. This update amends ASC 820, *Fair Value Measurements and Disclosure,* in regards to the fair value measurement of liabilities. FASB ASC 820 clarifies that in circumstances in which a quoted price for an identical liability in an active market is not available, a reporting entity shall utilize one or more of the following techniques: (i) the quoted price of the identical liability when traded as an asset, (ii) the quoted price for a similar liability or for a similar liability when traded as an asset, or (iii) another valuation technique that is consistent with the principles of ASC 820. In all instances a reporting entity shall utilize the approach that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Also, when measuring the fair value of a liability, a reporting entity shall not include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. This update is effective for the Company in the first quarter of the 2010 fiscal year. The adoption of this update is not expected to have any impact on the Company's consolidated financial statements.

For the years ended September 30, 2009, 2008 and 2007

13.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

The Company's accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

(b)   Exploration expenditures

Under Canadian GAAP, acquisition costs of mineral interests and exploration expenditures may be capitalized. Under US GAAP, exploration costs are expensed as incurred. When proven and probable reserves are determined for a property and a feasibility study is prepared, then subsequent development costs of the property would be capitalized. The capitalized costs of such properties are measured periodically for recoverability of carrying values.

(c)   Development stage company

Pursuant to US GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these consolidated financial statements.

(d)   Income taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted rates. There were no significant differences between enacted and substantively enacted rates for the periods presented.

(e)   Bifurcation of proceeds on unit offerings

Under Canadian GAAP, proceeds received on the issuance of units, consisting of common shares and warrants, have been allocated entirely to common shares. Under US GAAP, proceeds are bifurcated between common shares and warrants using the relative fair value method. However, the bifurcation of proceeds under US GAAP does not impact the measurement principles applied to shareholders' equity in these consolidated financial statements.

For the years ended September 30, 2009, 2008 and 2007

13.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(f)   Reconciliation of total assets, liabilities and shareholders' equity

	2009	2008
Total assets for Canadian GAAP	$ 31,241,489	$ 29,782,559
Adjustments for US GAAP – capitalized exploration expenditures	(9,829,158)	(8,107,361)
Total assets for US GAAP	$ 21,412,331	$ 21,675,198
Total liabilities for Canadian and US GAAP	$ 253,897	$ 264,111
Total equity for Canadian GAAP	30,987,592	29,518,448
Adjustments for US GAAP – capitalized exploration expenditures	(9,829,158)	(8,107,361)
Total equity for US GAAP	21,158,434	21,411,087
Total equity and liabilities for US GAAP	$ 21,412,331	$ 21,675,198

(g)   Reconciliation of net loss

	2009	2008	2007
Net loss for Canadian GAAP	$ 3,273,010	$ 7,791,824	$ 2,608,504
Exploration expenditures	1,721,797	6,854,021	2,658,159
Write-down of exploration costs	-	(1,720,910)	(302,211)
Net loss for US GAAP	$ 4,994,807	$ 12,924,935	$ 4,964,452
Loss per share in accordance with Canadian GAAP	$ 0.08	$ 0.20	$ 0.10
Total differences	0.04	0.13	0.08
Loss per share in accordance with US GAAP	$ 0.12	$ 0.33	$ 0.18
Weighted average number of common shares outstanding	43,506,184	39,493,045	26,941,138

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)

For the years ended September 30, 2009, 2008 and 2007

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(h)   Comprehensive loss

		2009		2008		2007
Net loss for US GAAP	$	4,994,807	$	12,924,935	$	4,964,452
Other comprehensive income		-		-		-
Comprehensive loss for US GAAP	$	4,994,807	$	12,924,935	$	4,964,452

(i)   Reconciliation of cash flows

		2009		2008		2007
Net cash used in operating activities in accordance with Canadian GAAP	$	(2,064,775)	$	(1,844,821)	$	(1,814,543)
Adjustments to net loss involving use of cash						
Write-off of exploration expenditures on mineral properties		(1,622,478)		(7,000,883)		(2,457,592)
Net cash used in operating activities in accordance with US GAAP		(3,687,253)		(8,845,704)		(4,272,135)
Net cash used in investing activities in accordance with Canadian GAAP		(2,728,939)		(9,643,787)		(2,463,824)
Reclassification of expenditures on mineral properties		1,622,478		7,000,883		2,457,592
Net cash used in investing activities in accordance with US GAAP		(1,106,461)		(2,642,904)		(6,232)
Net cash flows from financing activities in accordance with Canadian and US GAAP		2,352,795		19,360,616		9,796,655
Foreign exchange effect on cash in accordance with Canadian and US GAAP		(55,623)		(13,062)		(2,222)
Net increase (decrease) in cash and cash equivalents in accordance with Canadian and US GAAP		(2,496,542)		7,858,946		5,516,066
Cash and cash equivalents, beginning of year in accordance with Canadian and US GAAP		18,049,781		10,190,835		4,674,769
Cash and cash equivalents, end of year in accordance with Canadian and US GAAP	$	15,553,239	$	18,049,781	$	10,190,835

For the years ended September 30, 2009, 2008 and 2007

14. SUBSEQUENT EVENTS

(a) The Company entered into two agreements securing long-term surface and access rights for the ongoing exploration, and proposed development and operation of its San Antonio gold project with the Ejido San Antonio.

The first agreement is a rental agreement, called a "temporary occupation agreement", for access, exploration and production activities. The agreement has a term of 30 years and includes a one-time payment of 200,000 pesos ($16,230 paid) for access and annual per hectare payments for areas subject to exploration or other disturbance within the Company's concession holdings, which total approximately 8,100 hectares. Under the terms of the agreement, the minimum annual hectare payments are 600,000 pesos with the agreement stipulating an advance payment of 1,800,000 pesos ($146,070 paid) for the first three years of the agreement.

In addition, the Company has entered into a promissory agreement whereby the Ejido San Antonio has promised to sell outright 260 hectares covering the Planes and Colinas mineral targets and surrounding area to the Company for total consideration of 6,500,000 pesos ($527,597 paid).

(b) The Company granted 300,000 stock options exercisable at $1.37 per share. Of the stock options granted, 200,000 are exercisable for a term of one year and vest 25% on the date of grant, and 25% every three, six and nine months thereafter. The remaining 100,000 stock options have a term of five years and vest 25% on the date of grant and 25% every six, twelve and eighteen months thereafter.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Gold Corp.; SEC File Number 000-52509
Registrant

Dated: December 21, 2009   By /s/ Gary Freeman
                              Gary Freeman, President/CEO/Director

Dated: December 21, 2009   By /s/ Dayna Caouette
                              Dayna Caouette, Corporate Secretary

Exhibit 12.1

I, Gary Freeman, certify that:

1. I have reviewed this Annual Report on Form 20-F
   of Pediment Gold Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: December 21, 2009

/s/ Gary Freeman
Gary Freeman, President/CEO/Director
(Primary Executive Officer)

Exhibit 12.2

I, John Seaman, certify that:

1. I have reviewed this Annual Report on Form 20-F of Pediment Gold Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: December 21, 2009

/s/ John Seaman
John Seaman, Chief Financial Officer
(Primary Financial Officer)

EXHIBIT 13.1

Certification of Chief Executive Officer
Pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report for Fiscal 2009 Ended September 30, 2009 of Pediment Gold Corp., a company organized under the *British Columbia Corporations Act* (the "Company") on Form 20-F as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, J. Paul Sorbara, President and Director of the Company, certifies, pursuant to 18 U.S.C. (S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

    (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

    (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Gary Freeman
Gary Freeman, President/CEO/Director
(Principal Executive Officer)

Date: December 21, 2009

EXHIBIT 13.2

Certification of Chief Financial Officer
Pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report for Fiscal 2009 Ended September 30, 2009 of Pediment Gold Corp., company organized under the *British Columbia Corporations Act* (the "Company") on Form 20-F as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Stephen Pearce, Chief Financial Officer of the Company, certifies, pursuant to 18 U.S.C. (S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ John Seaman
John Seaman, Chief Financial Officer
(Principal Financial Officer)

Date: December 21, 2009